Filed Pursuant to Rule 424(b)(1)
                                                     Registration No. 333-115454

                                  600,000 UNITS

           EACH CONSISTING OF THREE SHARES AND ONE AND A HALF WARRANTS


                            [SMARTPROS LOGO OMITTED]


                                 --------------

     This is our initial public offering. We are offering 600,000 units at an initial public offering price of $12.75 per unit. Each unit consists of three shares of common stock and one and a half warrants. Each whole warrant entitles its holder to purchase one share of common stock at an exercise price equal to $7.125. The warrants are exercisable at any time after they become separately tradable until their expiration date, five years after the date of this prospectus. We may redeem some or all of the public warrants at a price of $0.25 per warrant, at any time beginning six months after this offering, by giving not less than 30 days' notice to the warrant holders, which we may do at any time after the closing price for our common stock on the principal exchange on which the stock trades, for any five consecutive trading days, has equaled or exceeded $9.50.

     The units, common stock and warrants will be listed on the American Stock Exchange ("AMEX") under the symbols "PED.U," "PED" and "PED.WS," respectively. Initially, only the units will trade. The common stock and the warrants will begin trading separately on the tenth business day following the date on which the representative of the underwriters notifies us and AMEX that trading in those securities will commence. Separate trading for the common stock and the warrants may not begin any earlier than the 31st day following the effective date of this offering and may not begin later than the 45th day after the effective date of this offering. Once separate trading in the common stock and warrants begins, trading in the units will cease and the units will be delisted.

     INVESTING IN THESE UNITS INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                              --------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             -----------------------
                                                            PER UNIT    TOTAL
                                                            --------    ------
Public offering price ...............................        $12.75   $7,650,000
Underwriting discount ...............................        $ 1.02   $  612,000
                                                            -------   ----------
Proceeds to us, before expenses .....................        $11.73   $7,038,000

     We have also agreed to pay Paulson Investment Company, Inc., the representative of the underwriters of this offering, a non-accountable expense allowance equal to 3% of the total public offering price of the 600,000 units offered by this prospectus and to issue to it a warrant covering 60,000 units, identical to the units offered by this prospectus, having an exercise price per unit equal to $15.30.

     We have also granted Paulson a 45-day option to purchase up to an additional 90,000 units to cover over-allotments.

PAULSON INVESTMENT COMPANY, INC.
                         NEWBRIDGE SECURITIES CORPORATION
                                                        JOSEPH GUNNAR & CO., LLC

                 The date of this Prospectus is October 19, 2004

                        ---------------------------------

     Unless specified to the contrary or the context indicates otherwise, the use of the pronouns "we," "us," "our," and the like shall be deemed to refer to SmartPros Ltd., its predecessors, its subsidiaries and their respective predecessors.

                               PROSPECTUS SUMMARY

     THIS SUMMARY DESCRIBES WHAT WE BELIEVE ARE THE KEY OR MOST SIGNIFICANT ASPECTS OF OUR BUSINESS AND THIS OFFERING. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS OFFERING, WE ENCOURAGE YOU TO READ THIS ENTIRE PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS. UNLESS INDICATED TO THE CONTRARY, ALL INFORMATION IN THIS PROSPECTUS HAS BEEN RETROACTIVELY ADJUSTED TO REFLECT THE CONVERSION OF ALL OF THE OUTSTANDING SHARES OF OUR SERIES A CONVERTIBLE PREFERRED STOCK INTO SHARES OF COMMON STOCK AND A REVERSE STOCK SPLIT EFFECTIVE ON SEPTEMBER 10, 2004 IN WHICH EACH OUTSTANDING SHARE OF OUR COMMON STOCK WAS CONVERTED INTO 0.5169925 SHARES OF COMMON STOCK.

                                    SMARTPROS

     We provide learning solutions for accounting/finance and engineering professionals, as well as ethics and compliance training for the general corporate community. We offer "off-the-shelf" courses and custom designed programs with delivery methods suited to the specific needs of our clients. Our customers include approximately half of the Fortune 500 companies and a large number of midsize and small companies.

     Our learning solutions for professionals are designed to meet the initial and ongoing licensing and continuing professional education requirements imposed by state licensing agencies and professional standards organizations. Most of the courses in our accounting/finance library are designed to meet these standards and adhere to the requirements of all state boards of accountancy as well as those of the American Institute of Certified Public Accountants, Financial Executives International, Institute of Management Accountants, Institute of Internal Auditors, the Association of Finance Professionals and the Association of Government Accountants. In the engineering area, most of our courses have been approved for continuing professional development credit by one or more organizations, including the American Society of Civil Engineers, the National Society of Professional Engineers, the American Council of Engineering Companies, the American Society of Mechanical Engineers and the Project Management Institute. Our corporate ethics and compliance training programs are designed to align corporate behavior with applicable laws and regulations, as well as generally accepted codes of conduct. So, for example, our programs may deal with issues prompted by the Sarbanes-Oxley Act of 2002 and the U.S. Federal Sentencing Guidelines, as well laws addressing workplace misconduct such as harassment.

     Our products are available in one or more of the following formats: print, videotapes and digital. Digital format can be delivered on CD-ROM, DVD or online. We believe that our learning solutions effectively address the needs of professionals and companies seeking comprehensive learning resources for themselves and their employees. Our solutions are flexible, cost-efficient and easy to use. They alleviate many of the inefficiencies associated with traditional classroom training, such as travel costs, scheduling difficulties and opportunity costs. In addition, we also offer our clients a learning content management system, which allows the professionals and their employers to track usage and performance.

     Although we have recorded net losses in each of the last four fiscal years and have cumulative losses in excess of $10 million, over the last three years our financial condition has improved markedly. We have reduced our operating costs and our debt load. We were EBITDA positive in both 2002 and 2003 and reported an operating profit for the first quarter of 2004 and net income for the six month period ended June 30, 2004.

     Our objective is to become a leading provider of continuing professional education and corporate training solutions in the United States. Our growth strategy contemplates acquiring other companies that provide learning solutions or their assets, which would enable us to expand our presence in the markets we currently serve or enter into new markets. There are a number of factors that make our acquisition strategy viable. We believe that many of the companies currently providing learning solutions are small and under-capitalized. Also, our senior management team includes experienced mergers and acquisition executives who have demonstrated an ability to identify and acquire companies that have enhanced our product offerings and provided us with a platform for future growth. At the present time, we have no agreements or commitments for any acquisitions. We cannot assure you that we will successfully complete any acquisitions.

                                  THE OFFERING

Securities offered ....................     600,000 units, each unit consisting
                                            of three shares of common stock and
                                            one and a half redeemable common
                                            stock purchase warrants. Initially,
                                            only the units will trade. The
                                            common stock and the warrants
                                            included in the units will not trade
                                            separately until the tenth business
                                            day following the date on which the
                                            representative notifies us and the
                                            Amex that they will begin trading
                                            separately. Separate trading in the
                                            common stock and the warrants may
                                            not commence any earlier than
                                            November 19, 2004 or later than
                                            December 3, 2004. Once separate
                                            trading in the common stock and
                                            warrants commences, the units will
                                            cease trading and will be delisted.
                                            When we receive notice from the
                                            representative, we will issue a
                                            press release announcing the date on
                                            which the common stock and warrants
                                            will begin separate trading.

Shares of common stock to be
outstanding after this offering .......     5,090,000

Warrants:

    Number to be outstanding after
    this offering .....................     925,000

    Exercise terms ....................     Each whole warrant entitles its
                                            holder to purchase one share of
                                            common stock at an exercise price of
                                            $7.125. The warrants are exercisable
                                            at any time after they become
                                            separately tradable.

    Expiration date ...................     October 19, 2009

    Redemption ........................     We may redeem some or all of the
                                            warrants, at any time beginning
                                            April 19, 2005, at a price of $0.25
                                            per warrant, on 30 days notice to
                                            the holders. However, we may only
                                            redeem the warrants if the closing
                                            price for our common stock, as
                                            reported on the principal exchange
                                            on which our common stock trades,
                                            for any five consecutive trading
                                            days has equaled or exceeded $9.50.

Proposed Amex symbols .................     Units ...............PED.U
                                            Common stock ........PED
                                            Warrants ............PED.WS

Risk factors ..........................     Please refer to "Risk Factors" for a
                                            description of the risk factors you
                                            should consider.

     Shares and warrants outstanding after this offering takes into account the 16,667 units that we will issue to our attorneys on the date of this offering for legal services rendered in connection with this offering and 40,000 shares of common stock that we will issue to our chief executive officer on the date of this offering, of which 10,000 shares will be fully vested and 30,000 will vest ratably on each of the first, second and third anniversary of the date of this offering.

     Unless otherwise stated, the information contained in this prospectus assumes no exercise of:

     o   the warrants;

     o   the over-allotment option to purchase up to 90,000 units;

     o warrants to purchase 60,000 units granted to the representative in connection with this offering;

     o warrants and options outstanding immediately before this offering covering 368,136 shares of common stock.

                          SUMMARY FINANCIAL INFORMATION

                                                             SIX MONTHS ENDED JUNE 30,                 YEARS ENDED DECEMBER 31,
                                                          --------------------------------         --------------------------------
                                                             2003                 2004                2002                  2003
                                                          -----------          -----------         -----------          -----------
                                                          (UNAUDITED)
                                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                          --------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net revenues ....................................         $     4,323          $     4,592         $     7,849          $     8,580
Gross profit ....................................         $     2,500          $     2,905         $     4,205          $     5,096
Operating expenses ..............................         $     2,627          $     2,701         $     4,907          $     5,339
Operating income (loss) .........................         $      (127)         $       204         $      (702)         $      (243)
Net income (loss) ...............................         $      (168)         $       174         $      (797)         $      (315)
Net income (loss) per common share (1):
  Basic .........................................         $      (.05)         $       .05         $      (.25)         $      (.10)
  Diluted .......................................         $      (.05)         $       .05         $      (.25)         $      (.10)
Weighted average number of shares (1):
  Basic .........................................           3,230,037            3,200,000           3,156,929            3,223,700
  Diluted .......................................           3,230,037            3,244,262           3,156,929            3,223,700

OTHER DATA:
Net income (loss) ...............................         $      (168)         $       174         $      (797)         $      (315)
Interest expense, net ...........................                  41                   29                  95                   72
Depreciation and amortization ...................                 331                  346                 717                  676
                                                          -----------          -----------         -----------          -----------
Earnings before interest, taxes and
  depreciation ..................................         $       204          $       549         $        15          $       433
                                                          ===========          ===========         ===========          ===========



     The table below sets forth a summary of our balance sheet data as of December 31, 2003 and June 30, 2004 on an actual basis and as adjusted for this offering taking into account the receipt of approximately $6.25 million of estimated net proceeds from this offering and the use of those proceeds to repay outstanding indebtedness.

                                                 ACTUAL            AS ADJUSTED
                                     ---------------------------   -----------
BALANCE SHEET DATA:                  DECEMBER 31,      JUNE 30,     JUNE 30,
                                         2003            2004         2004
                                     ------------      ---------   -----------
                                                             (UNAUDITED)
                                                    (IN THOUSANDS)
Current assets ..................       $ 1,338        $ 1,959       $ 7,638
Working capital (deficit) .......       $(3,578)       $(3,239)      $ 2,440
Total assets ....................       $ 5,182        $ 5,494       $11,173
Total liabilities ...............       $ 5,555        $ 5,692       $ 5,121
Stockholders' equity (deficit) ..       $  (373)       $  (198)      $ 6,052

----------

(1) Basic and diluted net income (loss) per common share and basic and diluted weighted average common shares outstanding give retroactive effect to the reverse stock split of our common stock and the automatic conversion of the Series A Convertible Preferred Stock into shares of common stock that took place simultaneously with the effectiveness of this offering.

                              CORPORATE INFORMATION

     We were organized in April 1981 under the laws of Delaware as the Center for Video Education, Inc. Our wholly owned subsidiary, Working Values, Ltd. was formed on March 21, 2003 as WVG Acquisition Corp. under the laws of the Commonwealth of Massachusetts. We do not have any other subsidiaries.

     Our principal executive office is located at 12 Skyline Drive, Hawthorne, New York 10532 and our telephone number is (914) 345-2620. Our primary web address is www.smartpros.com. Our subsidiary Working Values has its own Web site at www.workingvalues.com. Our educational content is delivered through our proprietary learning content management system at http://education.smartpros.com. Except for our Code of Ethics, which will be posted on our Web site once this offering is completed, none of the information on our Web sites is part of this prospectus.

                                  RISK FACTORS

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SET FORTH BELOW ARE WHAT WE BELIEVE ARE THE MATERIAL RISKS RELATING TO OUR BUSINESS AND THIS OFFERING. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS, BEFORE YOU PURCHASE ANY UNITS.

                          RISKS RELATED TO OUR BUSINESS

WE HAVE NOT RECORDED AN ANNUAL OPERATING PROFIT SINCE 1999. CONTINUING LOSSES MAY EXHAUST OUR CAPITAL RESOURCES AND FORCE US TO DISCONTINUE OPERATIONS.

     Our last recorded annual operating profit was for the 1999 fiscal year. From 2000 through 2003, we incurred cumulative losses of $10.6 million. We cannot assure you that we will achieve profitability in 2004 or thereafter.

WE HAVE A SIGNIFICANT WORKING CAPITAL DEFICIENCY. IF THIS TREND CONTINUES, IT MAY BE DIFFICULT FOR US TO OBTAIN THE CAPITAL WE NEED TO GROW OUR BUSINESS.

     At June 30, 2004 and December 31, 2003, we had working capital deficits of $3.2 million and $3.6 million, respectively. As a result, if all of our current liabilities were to become due at the same time, we would not be able to pay them in full. Also, because of our working capital deficiency, traditional lending sources tend to consider us a higher credit risk, which limits the amount of credit they are willing to make available to us and increases the cost of that credit. This has adversely impacted our ability to create or acquire new content.

THE INDUSTRY IN WHICH WE OPERATE IS HIGHLY COMPETITIVE AND HAS RELATIVELY LOW BARRIERS TO ENTRY. INCREASED COMPETITION COULD RESULT IN MARGIN EROSION, WHICH WOULD MAKE PROFITABILITY EVEN MORE DIFFICULT TO ACHIEVE AND SUSTAIN.

     The market for continuing professional education and corporate training solutions is extremely competitive and the barriers to entry are relatively low. Increased competition could result in reduced operating margins, as well as a loss of market share and brand recognition. Our competitors include public companies, such as SkillSoft plc and Saba Software, Inc. and privately held companies, such as CPA2Biz, Inc. and Bisk Education, Inc. in the accounting area, and Red Vector.com Inc. and NetGen Learning Systems in the engineering market and Integrity-Interactive Corporation, LRN, The Legal Knowledge Company and Corpedia in the general corporate compliance and ethics training market. We also compete with universities (traditional and online) and professional and not-for-profit organizations and associations. Potential competitors include traditional education and publishing companies as well as e-commerce providers. Many of our existing and potential competitors have greater financial resources, larger market share, broader and more varied libraries, technology and delivery systems that are more flexible or cost-effective, stronger alliances and/or lower cost structures than we do, which may enable them to establish a stronger competitive position than we have, in part through greater marketing opportunities. If we fail to address competitive developments quickly and effectively, we will not be able to grow.

IF WE FAIL TO KEEP UP WITH CHANGES AFFECTING THE MARKETS THAT WE SERVE, WE WILL BECOME LESS COMPETITIVE, ADVERSELY AFFECTING OUR FINANCIAL PERFORMANCE.

     In order to remain competitive and serve our customers effectively, we must respond on a timely and cost-efficient basis to changes in technology, industry standards and procedures and customer preferences. We need to continuously develop new course material that addresses new developments, laws, regulations, rules, standards, guidelines, releases and other pronouncements that are periodically issued by legislatures, government agencies, courts, professional associations and other regulatory bodies. In some cases these changes may be significant and the cost to comply with these changes may be substantial. For example, the National Registry of CPE Sponsors, known as NASBA, which sets the standards that have been adopted by 36 states, the District of Columbia and Puerto Rico and whose standards have been copied by most of the other states and U.S. Territories, imposed the requirement that, to qualify for continuing professional education credit, beginning in 2003 all new courses designed for self-study must be interactive and beginning in 2004 all courses designed for self-study had to be interactive. Had we not complied with this new requirement, our courses would have been far less attractive to practitioners in the field and our business would have declined appreciably. We cannot assure you that we will be able to adapt to any changes in the future or that we will have the financial resources to keep up with changes in the marketplace. Also, the cost of adapting our products and services may have a material and adverse effect on our operating results.

OUR FUTURE SUCCESS DEPENDS ON RETAINING OUR EXISTING KEY EMPLOYEES AND HIRING AND ASSIMILATING NEW KEY EMPLOYEES. THE LOSS OF KEY EMPLOYEES OR THE INABILITY TO ATTRACT NEW KEY EMPLOYEES COULD LIMIT OUR ABILITY TO EXECUTE OUR GROWTH STRATEGY, RESULTING IN LOST SALES AND A SLOWER RATE OF GROWTH.

     Our success depends in part on our ability to retain our key employees including our chief executive officer, Allen S. Greene, and our chief financial officer, Jack Fingerhut. Mr. Greene, who joined us in 2001, is an experienced senior corporate executive who has been instrumental in cutting costs, raising capital and identifying and consummating two acquisitions that have helped us refocus on our competencies. Mr. Fingerhut was a founder of the company and, in addition to his responsibilities as our chief financial officer, is actively involved in sales and marketing and in writing and producing some of our programs. He also has extensive contacts within and knowledge of the accounting profession. Although we have employment agreements with both of these executives, each executive can terminate his agreement at any time. Also, we do not carry, nor do we anticipate obtaining, "key man" insurance on either Mr. Greene or Mr. Fingerhut. It would be difficult for us to replace either one of these individuals. In addition, as we grow we may need to hire additional key personnel. We may not be able to identify and attract high quality employees or successfully assimilate new employees into our existing management structure.

OUR SALES CYCLE CAN BE LONG AND UNPREDICTABLE, WHICH COULD DELAY OUR GROWTH AND MAKE IT DIFFICULT FOR US TO PREDICT EARNINGS. THIS COULD LEAD TO STOCK PRICE VOLATILITY.

     Our sales cycle is unpredictable and can last as long as 24 months for large, enterprise wide or custom designed programs. Most of our revenue is derived from corporate customers. Identifying the decision maker in these enterprises is often time consuming. Also, sales of online products, which we believe are essential to our future growth and success, take longer than sales of video or CD-ROM products. Other variables also complicate the purchasing process, including the timing of disbursement of funds and the person-to-person sales contact process. Sales may take much longer than anticipated, may fall outside the approved budget cycle and, therefore, may not occur due to the loss of funding. This unpredictability has, in the past, caused and may, in the future, cause our net revenue and financial results to vary significantly from quarter to quarter.

OUR GROWTH STRATEGY ASSUMES THAT WE WILL MAKE TARGETED STRATEGIC ACQUISITIONS. ACQUISITIONS MAY DISRUPT OUR BUSINESS, DILUTE SHAREHOLDER VALUE OR DISTRACT MANAGEMENT'S ATTENTION FROM OPERATIONS.

     Unless we develop or acquire new content that we can market to our existing and new clients, our rate of revenue growth will continue to be slow and achieving profitability will be slow and difficult. We believe that the quickest and most efficient way for us to acquire new content is through targeted strategic acquisitions. If we fail to execute on this strategy, our revenues may not increase and our ability to achieve significant profitability will be delayed. Until now, our ability to acquire complimentary businesses has been hampered by our limited capital resources and the lack of a public market for our stock.

     An acquisition strategy is inherently risky. Some of the risks we may face in connection with acquisitions include:

     o   identifying appropriate targets in an efficient and timely fashion;

     o   negotiating terms that we believe are reasonable;

     o failing to accurately assess the true cost of entering new markets or marketing new products;

     o integrating the operations, technologies, products, personnel and customers of the acquired enterprise;

     o   maintaining our focus on our existing business;

     o   losing key employees; and

     o reducing earnings because of disproportionately large depreciation and amortization deductions relating to the acquired assets.

     We may not be able to identify any appropriate targets or acquire them on reasonable terms. Even if we make strategic acquisitions, we may not be able to integrate these businesses into our existing operations in a cost-effective and efficient manner.

EVEN AFTER THIS OFFERING IS COMPLETED, WE MAY NEED ADDITIONAL CAPITAL FOR EXPANSION PURPOSES. THE AVAILABILITY OF CAPITAL AND THE TERMS ON WHICH IT WILL BE AVAILABLE ARE UNCERTAIN.

     We may need to raise additional funds to take advantage of expansion or acquisition opportunities in the future. Other than this offering, we have no arrangements or commitments for additional financings. If we cannot expand or make acquisitions that we believe are necessary to maintain our competitive position, we may not be able to maintain a reasonable growth rate. If we raise additional capital by selling equity or equity-linked securities, these securities would dilute the ownership percentage of our existing stockholders. Also, these securities could also have rights, preferences or privileges senior to those of our common stock. Similarly, if we raise additional capital by issuing debt securities, those securities may contain covenants that restrict us in terms of how we operate our business, which could also affect the value of our common stock. We may not be able to raise capital on reasonable terms or at all.

OUR STRATEGIC RELATIONSHIPS ARE USUALLY SHORT-TERM, NONEXCLUSIVE ARRANGEMENTS AND OUR STRATEGIC PARTNERS MAY PROVIDE THE SAME OR SIMILAR SERVICES TO OUR COMPETITORS, DILUTING ANY COMPETITIVE ADVANTAGE WE GET FROM THESE RELATIONSHIPS.

     We rely on our strategic partners to provide us with access to content as well as to sell our content. Our strategic partners may and some have entered into identical or similar relationships with our competitors, which could diminish the value of our products. Our strategic partners could terminate their relationship with us at any time. While we do not depend on any single strategic relationship for a significant amount of revenue or to develop content, if a number of these organizations were to terminate their relationship with us at the same time, our ability to develop new content on a timely basis and our ability to distribute content would be impaired. We may not be able to maintain our existing relationships or enter into new strategic relationships.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY ADEQUATELY OR COST EFFECTIVELY, WHICH MAY CAUSE US TO LOSE MARKET SHARE OR REDUCE OUR PRICES.

     Our success depends in part on our brand identity and our ability to protect and preserve our proprietary rights. We cannot assure you that we will be able to prevent third parties from using our intellectual property rights and technology without our authorization. We do not own any patents on our technology. Rather, to protect our intellectual property, we rely on trade secrets, common law trademark rights, trademark registrations, copyright notices, copyright registrations, as well as confidentiality and work for hire, development, assignment and license agreements with our employees, consultants, third party developers, licensees and customers. However, these measures afford only limited protection and may be flawed or inadequate. Also, enforcing our intellectual property rights could be costly and time-consuming and could distract management's attention from operating business matters.

                         RISKS RELATED TO THIS OFFERING

WE ARE CONTROLLED BY A LIMITED NUMBER OF STOCKHOLDERS, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF KEY TRANSACTIONS.

     Immediately after this offering, our executive officers will, in the aggregate, own 24.1% of the issued and outstanding shares of our common stock, or 23.1% if the over-allotment option is exercised in full. As a result, these stockholders will have the ability to exercise substantial control over our affairs and corporate actions requiring stockholder approval, including electing and removing directors, selling all or substantially all of our assets, merging with another entity or amending our certificate of incorporation. This de facto control could be disadvantageous to our other stockholders with interests that differ from those of the control group. For example, the control group could delay, deter or prevent a change in control even if a transaction of that sort would benefit the other stockholders. In addition, concentration of ownership could adversely affect the price that investors might be willing to pay in the future for our securities.

IF AN ACTIVE MARKET DOES NOT DEVELOP FOR OUR STOCK, YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

     Before this offering, there has been no public market for our common stock and we cannot assure you that a regular trading market will develop after the offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price of the common stock will be determined through negotiations between the underwriters and us. Numerous factors, many of which are beyond our control, may cause the market price of the common stock to fluctuate significantly. These factors include announcements of technological innovations, customer orders of new products, our earnings releases, market conditions in the industry and the general state of the securities markets. In addition, quarterly fluctuations of our results of operations may also affect the market price of the common stock.

WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE. THIS COULD MAKE OUR STOCK LESS ATTRACTIVE TO POTENTIAL INVESTORS.

     We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business and we do not intend to declare or pay any cash dividends in the foreseeable future. Future payment of cash dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition and capital requirements. Corporations that pay dividends may be viewed as a better investment than corporations that do not.

IF WE DO NOT MAINTAIN AN EFFECTIVE REGISTRATION STATEMENT OR COMPLY WITH APPLICABLE STATE SECURITIES LAWS, YOU MAY NOT BE ABLE TO EXERCISE THE WARRANTS.

     In order for you to be able to exercise the warrants, the underlying shares must be covered by an effective registration statement and qualify for an exemption under the securities laws of the state in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the offer and sale of the warrants included in the units and the common stock underlying those warrants, or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

THE WARRANTS MAY BE REDEEMED ON SHORT NOTICE. THIS MAY HAVE AN ADVERSE IMPACT ON THEIR PRICE.

     We may redeem the warrants for $0.25 per warrant on 30 days notice at any time after the closing price for our stock, as reported on its principal trading market, has, for any five consecutive trading days, equaled or exceeded $9.50. If we give notice of redemption, you will be forced to sell or exercise your warrants or accept the redemption price. The notice of redemption could come at a time when it is not advisable or possible for you to exercise the warrants or a current prospectus or exemption from registration or qualification does not exist.

FUTURE SALES OR THE POTENTIAL FOR SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK AND UNIT WARRANTS TO DECLINE AND COULD IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH SUBSEQUENT EQUITY OFFERINGS.

     Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Once this offering is completed, in addition to the 5,090,000 shares of common stock actually issued and outstanding, there will be another 2,492,403 shares of common stock reserved for future issuance as follows:

     o 925,000 shares underlying the warrants, including the warrants underlying the units we will issue to our attorneys in connection with this offering;

     o 405,000 shares underlying the over-allotment option, including the shares underlying the warrants included in the units underlying that option;

     o 270,000 shares underlying the representative's warrants, including the shares underlying the unit warrants includable in the representative's warrants;

     o   882,319 shares reserved for issuance under our 1999 stock option plan;
         and

     o 10,084 shares issuable upon exercise of warrants outstanding on the date of this prospectus.

     The common stock included in the units as well as the common stock underlying the warrants, other than those shares held by "affiliates," as defined by the rules and regulations promulgated under the Securities Act of 1933, will be freely tradable without restriction. Before this offering, we had 3,290,000 shares of common stock outstanding, including the 50,000 shares of common stock that we will issue to our attorneys and the 40,000 shares of common stock that we will issue to our chief executive officer on the date of this offering. All of these shares are "restricted securities" as defined in Rule 144 promulgated under the Securities Act of 1933; 1,135,082 shares, including 1,085,082 held by "affiliates," can only be sold in compliance with the timing and volume limitations of Rule 144 promulgated under the Securities Act of 1933 and 2,154,918 shares may be sold without limitation under Rule 144(k). Stockholders owning in excess of 3 million "restricted" shares, or 96%, including our executive officers and directors, have agreed not to sell any shares of stock for a period of one year after this offering without the consent of the representative of the underwriters. The representative may waive that restriction in its sole discretion.

THE EXISTENCE OF OUTSTANDING OPTIONS AND WARRANTS MAY IMPAIR OUR ABILITY TO OBTAIN ADDITIONAL EQUITY FINANCING.

     The existence of outstanding options and warrants may adversely affect the terms at which we could obtain additional equity financing. The holders of these options and warrants have the opportunity to profit from a rise in the value or market price of our common stock and to exercise them at a time when we could obtain equity capital on more favorable terms than those contained in these securities.

MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING. WE MAY USE THE PROCEEDS OF THIS OFFERING IN WAYS THAT DO NOT IMPROVE OUR OPERATING RESULTS OR THE MARKET VALUE OF OUR SECURITIES.

     While we have general expectations as to the allocation of the net proceeds of this offering, that allocation may change in response to a variety of unanticipated events, such as differences between our expected and actual revenues from operations or availability of commercial financing opportunities, unexpected expenses or expense overruns or unanticipated opportunities requiring cash expenditures. We have significant flexibility as to the timing and the use of the proceeds. You will rely on our judgment with only limited information about our specific intentions regarding the use of proceeds. We may spend most of the net proceeds of this offering in ways with which you may not agree. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected. Also, we may not be successful in investing the net proceeds from this offering in our operations or external investments to yield a favorable return.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US, AND THIS COULD DEPRESS OUR STOCK PRICE.

     Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. For example:

     o Without prior stockholder approval, the Board of Directors has the authority to issue one or more classes of preferred stock with rights senior to those of common stock and to determine the rights, privileges and inference of that preferred stock.

     o There is no cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

     o   Stockholders cannot call a special meeting of stockholders.

     o Our bylaws establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting.

     o Our Board of Directors is divided into three classes, which makes it significantly more difficult for someone to gain control in a contested proxy fight.


                           FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "our future success depends," "seek to continue," or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in this "Risk Factors" section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                 USE OF PROCEEDS

     The principal purposes of this offering are to raise capital to allow us to acquire and develop new content and to respond quickly to new competitive and business developments and to repay debt. At the initial public offering price of $12.75 per unit and after deducting the underwriting discount of $612,000, a non-accountable expense allowance of $230,000 and estimated offering expenses of $560,000, we estimate that the net proceeds to us from this offering will be approximately $6.25 million, or $7.3 million if the representative exercises the over-allotment option in full. We expect to use the net proceeds, not including the over-allotment, as follows:
                                                    APPROXIMATE     APPROXIMATE
USE OF PROCEEDS                                       AMOUNT        PERCENTAGE
-----------                                         -----------     -----------
Repayment of debt ........................           $  493,000         7.9%
Development of new content ...............              500,000         8.0
Capital expenditures .....................              100,000         1.6
Working capital ..........................            5,157,000        82.5
                                                     ----------       -----
  Total ..................................           $6,250,000       100.0%
                                                     ==========       =====

     REPAYMENT OF DEBT. This amount reflects the outstanding principal balance of all indebtedness evidenced by notes, debentures and other debt instruments as of September 30, 2004 held by JPMorgan Chase Bank, Freshstart Venture Capital Corp., James Brodie and Bigan Saliani. It does not include the repayment of any capital lease obligations. The note payable to James Brodie, having an outstanding principal balance of $52,000, bears interest at 9% and is due and payable out of the proceeds of this offering. The note payable to Bigan Saliani, having an outstanding principal balance of $6,000, was issued in November 2003 in connection with the repurchase of stock from a stockholder and matures in October 2004. The JPMorgan Chase indebtedness matures in 2006 and currently bears interest at the rate of 5.5%. The Freshstart indebtdness matures in 2006 and 2008 and currently bears interest at the rate of 11.75% and 9.25%, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a more detailed description of these obligations.

     DEVELOPMENT OF NEW CONTENT. This amount reflects the cost of developing new content that can be offered to a broad client base or that can serve as the basis of a customized program for a specific client. Initially, we expect that our focus will be to develop new content for our engineering library and for Working Values. To develop this new content we may use our internal resources or we may hire third party contractors. In these cases, the cost will primarily be the salaries and benefits payable to our employees who develop the content or the consulting fees payable to the contractors. We may also purchase specific existing content, as opposed to purchasing content in the context of a larger acquisition of a group of assets, from third parties. In this case, in addition to the cost of the content itself, there may be additional costs relating to modifying the content so that it will qualify for continuing professional education credit and so that it can be delivered over our technology platform. We have not yet made any final determination as to how much we will spend on specific content or what content we will create, although we have had some general discussions internally and with existing and potential clients as to what content they would like us to offer. In addition, we have not contracted with any third parties to create new content for us and we have not investigated the availability of specific content for purchase.

     CAPITAL EXPENDITURES. This amount consists primarily of property, plant and equipment, such as computer and communications equipment, needed to support an increase in business activity. It also includes the cost of upgrading our accounting software should we determine that an upgrading is necessary. It may also includes the capitalized portion of the costs to further upgrade, enhance and improve the functionality of our proprietary learning content management system that are properly capitalizable under applicable accounting principles.

     WORKING CAPITAL. The majority of the net proceeds of this offering will be used for working capital and general corporate purposes, including acquisitions. The costs to be incurred in connection with acquisitions include not only the consideration for the assets or property acquired but also any related legal, accounting, investment banking and due diligence costs. We believe that the most efficient way for us to grow, expanding our share of the markets we currently serve and entering into new markets, is through strategic acquisitions. We may acquire an entire business entity or a group of assets, depending on business, economic and financial considerations. Our focus will be on acquisitions that will enable us to increase the size of our content offerings and/or expand our customer base. In addition to the markets we currently serve, we will use acquisitions to penetrate new market segments such as insurance, financial services and healthcare. Currently, we have no agreements or commitments to make any acquisitions. We may also use the proceeds allocated to working capital for general corporate purposes and to reduce our accounts payable and accrued expenses. We may also use a portion of these proceeds to hire additional sales and marketing personnel if we deem that to be necessary. If the representative exercises the over-allotment option, the additional net proceeds, approximately $1.05 million, will be added to working capital.

     The above information represents our best estimate of our capital requirements based upon the current status of our business. We will retain broad discretion in the allocation of the net proceeds within the categories listed above. The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including our rate of revenue growth, cash generated by operations, evolving business needs, changes in demand for our products, the cost to develop or acquire new programs for our libraries, our marketing efforts, competitive developments, new strategic opportunities, general economic conditions and other factors that we cannot anticipate at this time.

     Pending their use, we intend to invest the net proceeds of this offering in interest-bearing, investment grade securities, or, if necessary to avoid being designated an Investment Company under the Investment Company Act of 1940, United States government securities.

     We expect that the net proceeds from this offering, when combined with cash flow from operations, will be sufficient to fund our operations and capital requirements for at least 12 months following this offering. We may be required to raise additional capital through the sale of equity or other securities sooner if our operating assumptions change or prove to be inaccurate. We cannot assure you that any financing of this type would be available. In the event of a capital inadequacy, we would be required to limit our growth and the expenditures described above.

                                 DIVIDEND POLICY

     We have not declared or paid any dividends in the last two years, and we do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will be dependent upon our fiscal condition, results of operations capital requirements and other factors our board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2004 on an actual basis and as adjusted for this offering, taking into account the receipt of $6.25 million of estimated net proceeds from this offering and the application of those proceeds to repay debt, the 16,667 units that we will issue to our attorneys upon the completion of this offering and the 40,000 shares of common stock that we will issue to our chief executive officer on the date of this offering, of which 10,000 shares will be fully vested and 30,000 will vest ratably on each of the first, second and third anniversary of the date of this offering.

                                                              JUNE 30, 2004
                                                        ------------------------
                                                         ACTUAL      AS ADJUSTED
                                                        ---------    -----------
                                                              (IN THOUSANDS)
Debt:
  Notes and other indebtedness .....................     $    571      $      0
  Capital lease obligations ........................          134           134
                                                         --------      --------
      Total debt ...................................     $    705      $    134
                                                         ========      ========

Stockholders' equity (deficit):
  Preferred stock, $.001 par value,
    1,000,000 shares authorized,
    no shares issued and outstanding ...............     $     --      $     --

  Common stock, $0.0001 par value,
    30,000,000 shares authorized;
    3,258,006 shares issued and
    3,200,000 shares outstanding actual; and
    5,148,006 shares issued and
    5,090,000 shares outstanding as adjusted .......            1             1
  Common stock in treasury, at cost--58,006 shares .         (220)         (220)
  Additional paid-in capital .......................       10,213        16,463
  Accumulated (deficit) ............................       (9,992)       (9,992)
                                                         --------      --------
                                                         $      2      $  6,252
  Note receivable from stockholder .................         (200)         (200)
                                                         --------      --------
    Total stockholders' equity (deficit) ...........     $   (198)     $  6,052
                                                         ========      ========
    Total capitalization ...........................     $    507      $  6,186
                                                         ========      ========

     The information in the table set forth above gives retroactive effect to the reverse split of our common stock and the automatic conversion of our Series A Convertible Preferred Stock into shares of common stock that took place simultaneously with the effectiveness of this offering. In addition, the information in the table set forth above assumes no exercise of (i) outstanding options or warrants, (ii) warrants issued in this offering, (iii) the over-allotment option or (iv) the representative's warrant.

                                    DILUTION

     If you purchase units in this offering, your interest will be diluted to the extent of the excess of the public offering price per share of common stock over the as adjusted net tangible book value per share of common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. For purposes of the dilution computation and the following tables, we have allocated the full purchase price of a unit to the shares of common stock included in the unit and none to the warrant.

     At June 30, 2004, we had a negative net tangible book value of approximately $2.8 million, or approximately a negative $0.87 per share. After giving effect to the sale of the units in this offering at the initial public offering price of $12.75 per unit and taking into account the 16,667 units we will issue to our attorneys upon completion of this offering, our net tangible book value as of June 30, 2004 would have been approximately $3.5 million, or $0.68 per share. This represents an immediate increase of $1.55 per share to existing stockholders and immediate dilution of $3.57 per share to the new investors who purchase units in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share ..............             $4.25
Pro forma net tangible book value per share at June 30, 2004 .  $(0.87)
Increase in pro forma net tangible book value per share
  attributable to new investors ..............................    1.55
                                                                ------
Net tangible book value per share after the offering .........              0.68
                                                                           -----
Dilution per share to new investors ..........................             $3.57
                                                                           =====

     The following table summarizes as of December 31, 2003 the differences between the existing stockholders and the new investors with respect to the number of shares purchased, the total consideration paid and the average price per share paid:

                             SHARES PURCHASED   TOTAL CONSIDERATION    AVERAGE
                            ------------------   -------------------  PRICE PER
                             NUMBER    PERCENT     AMOUNT    PERCENT    SHARE
                            ---------  -------  -----------  -------  ---------
Existing stockholders ....  3,290,000   64.6%   $10,213,000   57.2%    $3.10
New investors ............  1,800,000   35.4%     7,650,000   42.8%    $4.25
                            ---------  ------   -----------  ------
Total ....................  5,090,000  100.0%   $17,863,000  100.0%
                            =========  ======   ===========  ======

     The table set forth above takes into account the shares of common stock underlying the units that we will issue to our attorneys in connection with this offering, which will be accounted for as a cost of this offering, and the 40,000 shares that we will issue to our chief executive officer on the date of this offering of which 10,000 shares will vest immediately and 10,000 shares will vest on each of the first, second and third anniversary dates of this offering.

     If the representative exercises the over-allotment option in full, the new investors will purchase 2,070,000 shares of common stock. In that event, the gross proceeds from this offering will be $8.8 million, representing approximately 46.3% of the total consideration for 38.6% of the total number of shares of common stock outstanding, and the dilution to new investors would be $3.40 per share.

     To the extent any options or warrants outstanding on the date of this prospectus that have an exercise price of less than $4.25 per share are exercised, you will experience further dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for each of the years in the two-year period ended December 31, 2003 and the balance sheet data at December 31, 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. The statement of operations data for each of the three months ended June 30, 2003 and 2004 and the balance sheet data at June 30, 2004 are derived from unaudited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

STATEMENT OF OPERATIONS DATA:

                                                            SIX MONTHS ENDED JUNE 30,                   YEARS ENDED DECEMBER 31,
                                                         --------------------------------          --------------------------------
                                                            2003                 2004                 2002                 2003
                                                         -----------          -----------          -----------          -----------
                                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net revenues ...................................         $     4,323          $     4,592          $     7,849          $     8,580
Cost of revenues ...............................               1,823                1,687                3,644                3,484
                                                         -----------          -----------          -----------          -----------
Gross profit ...................................               2,500                2,905                4,205                5,096
                                                         -----------          -----------          -----------          -----------
Selling, general and administrative ............               2,295                2,355                4,190                4,663
Depreciation and amortization ..................                 331                  346                  717                  676
                                                         -----------          -----------          -----------          -----------
Total operating expenses .......................               2,627                2,701                4,907                5,338
                                                         -----------          -----------          -----------          -----------
Operating income (loss) ........................                (127)                 204                 (702)                (243)
Other income (expense), net ....................                 (41)                 (30)                 (95)                 (72)
                                                         -----------          -----------          -----------          -----------
Income (loss) before provision for
  income taxes .................................         $      (168)         $       174          $      (797)         $      (315)
                                                         ===========          ===========          ===========          ===========
Provision for income taxes .....................                  --                   --                   --                   --
                                                         -----------          -----------          -----------          -----------
Net income (loss) ..............................         $      (168)         $       174          $      (797)         $      (315)
                                                         ===========          ===========          ===========          ===========
Net income (loss) per common share (1):
  Basic ........................................         $      (.05)         $       .05          $      (.25)         $      (.10)
                                                         ===========          ===========          ===========          ===========
  Diluted ......................................         $      (.05)         $       .05          $      (.25)         $      (.10)
                                                         ===========          ===========          ===========          ===========
Weighted average number of shares (1):
  Basic ........................................           3,230,037            3,200,000            3,156,929            3,223,700
                                                         ===========          ===========          ===========          ===========
  Diluted ......................................           3,230,037            3,244,262            3,156,929            3,223,700
                                                         ===========          ===========          ===========          ===========


BALANCE SHEET DATA:
                                                        DECEMBER 31,   JUNE 30,
                                                            2003         2004
                                                        ------------  ----------
                                                              (IN THOUSANDS)
Current assets ...................................        $ 1,338      $ 1,959
Working capital (deficit) ........................        $(3,578)     $(3,239)
Total assets .....................................        $ 5,182      $ 5,494
Total liabilities ................................        $ 5,555      $ 5,692
Stockholders' equity (deficit) ...................        $  (373)     $  (198)

----------

(1) Basic and diluted net (loss) per common share and basic and diluted weighted average common shares outstanding give retroactive effect to the reverse stock split of our common stock and the automatic conversion of the Series A Convertible Preferred Stock into shares of common stock that took place simultaneously with the effectiveness of this offering.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     We provide learning solutions for accounting/finance and engineering professionals and governance and ethics training for the general corporate community. Accounting/finance continuing professional education was our original market. This market covers corporate accountants and financial managers as well as accountants in public practice. Initially, our accounting/finance programs were delivered on videotape. In 1998, we recognized that, to remain competitive, we would have to make our products available in digital format for distribution over the Internet and corporate intranets. Towards that end, we hired information technology professionals to build a new media department that, among other things, would convert our programs to digital format for online delivery and who would oversee the development of a learning content management system.

     To take advantage of financing opportunities that were then available to technology companies, we were advised to pursue an acquisition strategy that focused on building revenues and diversifying into new markets. Based on assurances we received from a specific financing source, we identified several viable acquisition targets, including Virtual Education Corporation, or VEC, a provider of license preparation and continuing professional development programs for engineers. However, the dynamics of the capital markets changed and our financing source was unable to raise any funds. At that point, we had already consummated our acquisition of VEC.

     The acquisition of VEC put a tremendous strain on our internal capital resources. Although the accounting business continued to grow and generate operating profits, overall we began losing money. In the four-year period beginning in 2000 and ending in 2003, we generated over $10 million of losses. In 2001, we hired a new chief executive officer, Allen S. Greene, who had been the chief operating officer of a publicly traded specialty finance company. Over the next three years, Mr. Greene successfully refocused the company on its core competencies, cut overhead, substantially reduced debt and raised additional equity capital. By the end of 2003, we had narrowed our annual losses to $315,000 and were EBITDA positive for the second consecutive year. For the six months ended June 30, 2004 we reported a net profit of $174,000.

     Since 2001, we have successfully completed two key acquisitions. The aggregate purchase price for the assets we acquired in these transactions was $1.1 million in cash, stock (based on the value at the time of the acquisition) and assumption of liabilities. The sellers of these assets had collectively raised more than $30 million to develop these assets and fund their operations. First, in May 2001, we acquired substantially all of the assets of Pro2Net. In so doing, we acquired a library of "how to" programs, a functional learning content management system that we could market with our programs, customer lists, trade names and computer hardware. As a result, we were able to terminate a contract with a third party to develop a learning content management system, saving us approximately $2 million in development costs. Our ability to provide the value-added services represented by the learning management system is, we believe, key to our recent revenue growth and future success.

     Second, in April 2003, we acquired a library of custom-designed integrity-based courses and other assets from Working Values Group Ltd., a company that specialized in building custom-designed learning solutions for the general corporate community using traditional and alternative instructional techniques. As part of the transaction, we also hired the development team from Working Values Group. With the increased focus on corporate governance and ethics and the passage of the Sarbanes-Oxley Act of 2002 along with new rules and regulations adopted by the national stock exchanges and markets, we believe that there is a significant growth opportunity in supplying training that addresses corporate culture as a significant risk factor.

     Currently, our products are available in multiple formats, including downloadable print, videotape and digital. Digital formats are used to deliver our products over the Internet, which has become our fastest growing delivery channel, and on CD-ROM and DVD. Online delivery capability has attracted new and existing subscribers. This has had a positive effect on our revenue as well as our gross margins since online sales eliminate the cost for materials, i.e., videotapes, boxes and shipping.

     Most of our revenue is in the form of subscription fees for one of our monthly accounting update programs. Other sources of revenue include direct sales of programs on a non-subscription basis, fees for various services, including web design, software development, tape duplication, video production, video conversion, course design and development, ongoing maintenance of a SmartPros Professional Education Center, and licensing fees. Subscriptions are billed on an annual basis, payable in advance and deferred at the time of billing and amortized into revenue on a monthly basis. Sales made over the Internet are by credit card only. Renewals are usually sent out 60 days before the subscription period ends. Larger transactions are usually dealt with by contract, the financial terms of which depend on the services being provided. Contracts for development and production services typically provide for a significant upfront payment and a series of payments based on deliverables specifically identified in the contract.

     We measure our operations using both financial and other metrics. The financial metrics include revenues, gross margins, operating expenses and income from continuing operations. Other key metrics include (i) revenues by sales source, i.e., accounting/finance, engineering, Working Values and video production and e-commerce, (ii) online sales, (iii) cash flows and (iv) EBITDA.

     Some of the most significant trends affecting our business are the following:

     o The increasing recognition by professionals and corporations that they must continually improve their skills and those of their employees in order to remain competitive.

     o The plethora of new laws and regulations affecting the conduct of business and the relationship between a corporation and its employees.

     o The increased competition in today's economy for skilled employees and the recognition that effective training can be used to recruit and train employees.

     o The development and acceptance of the Internet as a delivery channel for the types of products and services we offer.

     Limited capital and the lack of a marketable security have retarded our growth. Once this offering is complete, these limitations will have been alleviated. We believe that the most effective way for us to increase our rate of growth will be to use our capital and publicly traded stock to make acquisitions and that many acquisition opportunities will be available to us. Even now, as a result of a number of factors, including the highly fragmented nature of the industry in which we operate and our size and our reputation, we frequently receive notice of acquisition opportunities. In addition, we may engage brokers, bankers and/or finders to help us identify suitable acquisition opportunities.

     We are not currently negotiating with any potential acquisition targets or candidates. However, we intend to focus on acquisitions that will allow us increase the breadth and depth of our current product offerings, including the general corporate market for compliance, governance and ethics. We will also consider acquisitions that will give us access to new market segments such as insurance, health care and financial services. We prefer acquisitions that are accretive, as opposed to those that are dilutive, but ultimately the decision will be based on maximizing shareholder value rather than short-term profits. The size of the acquisitions will be determined, in part, by our size, the capital available to us and the liquidity and price of our stock. We may use debt to enhance or augment our ability to consummate larger transactions.

     There are many risks involved with acquisitions. Many of these risks are discussed in the "Risk Factors" section of this prospectus. These risks include integrating the acquired business into our existing operations and corporate structure, retaining key employees and minimizing disruptions to our existing business. We cannot assure you that we will be able to identify appropriate acquisitions opportunities or negotiate reasonable terms or that any acquired business or assets will deliver the shareholder value that we anticipated at the outset.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared according to accounting principles generally accepted in the United States. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We consider the following accounting policies to be the most important to the portrayal of our financial condition.

  REVENUES

     Revenues from subscription services are recognized as earned. Video subscriptions are generally billed on an annual basis, while on-line subscriptions are paid by credit card at point of sale. Both of these types of sales are deferred at the time of billing or payment and amortized into revenue on a monthly basis over the term of the subscription, which is generally one year. Engineering products are non-subscription based and revenue is recognized upon shipment of the product or, in the case of on-line sales, payment. Revenues from non-subscription services provided to customers, such as web-site design, video production, consulting services and custom projects are generally recognized on a proportional performance basis where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. We usually obtain either a signed agreement or purchase orders from our non-subscription customers outlining the terms and conditions of the sale or service to be provided. Otherwise, these services are recognized as revenues after completion and delivery to the customer. Duplication and related services are generally recognized upon shipment or, if later, when our obligations are complete and realization of receivable amounts is assured.

  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Fixed, tangible assets are carried at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives, which range from 3 years for course content to 10 years for customer lists. Leasehold improvements are amortized over the lesser of their estimated lives or the life of the lease. Major expenditures for renewals and improvements are capitalized and amortized over their useful lives.

  IMPAIRMENT OF LONG-LIVED ASSETS

     We review long-lived assets and certain intangible assets annually for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered.

  STOCK-BASED COMPENSATION

     We have adopted the disclosure only requirements of SFAS No. 123. As a result, no compensation costs are recognized for stock options granted to employees. Options and warrants granted to non-employees are recorded as an expense at the date of grant based on the then estimated fair value of the security in question.

RESULTS OF OPERATIONS

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2004 AND 2003

     We experienced a significant improvement in operating performance in the first six months of 2004 compared to the first six months of 2003. Most significant was the fact that we reported our first net profit in more than four years. The following table compares our statement of operations data for the first six months of 2003 and 2004. The trends suggested by this table may not be indicative of future operating results, which will depend on various factors including the relative mix of products sold (accounting/finance, engineering or corporate training) and the method of sale (video or online).

                                                           SIX MONTHS ENDED JUNE 30,
                                        -------------------------------------------------------------
                                                 2003                      2004
                                        ----------------------   -----------------------
                                                       AS A                      AS A
                                                    PERCENTAGE                PERCENTAGE
                                                      OF NET                    OF NET     INCREASE/
                                        AMOUNT       REVENUES    AMOUNT        REVENUES    (DECREASE)
                                        -------     ----------   -------      ----------   ----------
                                                    (ALL DOLLAR AMOUNTS ARE IN THOUSANDS)
Net revenues ......................     $ 4,323        100.0%    $ 4,592        100.0%        6.2%
Cost of revenues ..................       1,823         42.2       1,687         36.7        (7.5)%
                                        -------        -----     -------        -----
Gross profit ......................       2,500         57.8       2,905         63.3        16.2%
                                        -------        -----     -------        -----
Selling, general and administrative       2,295         53.1       2,355         51.3         2.6%
Depreciation and amortization .....         331          7.7         346          7.5         4.5%
                                        -------        -----     -------        -----
Total operating expenses ..........       2,627         60.8       2,701         58.8         2.8%
                                        -------        -----     -------        -----
Operating income (loss) ...........        (127)        (2.9)        204          4.4      (260.6)%
Other (expense), net ..............         (41)        (1.0)        (30)        (0.6)      (26.8)%
                                        -------        -----     -------        -----
Net income (loss) .................     $  (168)        (3.9)%   $   174          3.8%     (203.6)%
                                        =======        =====     =======        =====


  NET REVENUES

     Net revenues for the six months ended June 30, 2004 increased 6.2% compared to net revenues for the six months ended June 30, 2003. Online sales continue to be an important factor contributing to our overall revenue growth, a trend that began in 2003. In the 2004 period, net revenues from online sales accounted for approximately $1.14 million, or 25%, of our net revenues. In the 2003 period, online sales accounted for $895,000, or 21%, of our net revenues.

     Net revenues from sales of our accounting and finance products grew in both absolute terms and as a percentage of total revenues. In the first six months of 2004, net revenues from our accounting/finance products were $3.3 million compared to $3.0 million in the first six months of 2003. This increase was due in part to a subscription price increase that went into effect on January 1, 2004 and to an increased level of sales. For the first six months of 2004, net revenues from accounting/finance products includes subscription-based revenue of $3.1 million and direct sales of course material on a non-subscription basis, net revenues from custom work and advertis-ing of $200,000. For the first six months of 2003, subscription-based revenue was $2.8 million and direct sales of course material on a non-subscription basis, custom work and advertising was $215,000.

     Net revenues from sales of our engineering products, which are not subscription-based, were $251,000 in the first half of 2004 compared to $266,000 in the comparable 2003 period. This decrease is primarily attributable to a $38,000 sale to a reseller of our courses made in the first half of 2003 that did not recur in the first half of 2004. On the other hand, sales to federal and state transportation and highway agencies of our Professional Engineering (PE) exam review course increased in 2004 compared to 2003. Sales to these agencies in the first six months of 2004 were $50,600 compared to $8,000 in the first six months of 2003.

     For the first six months of 2004, Working Values contributed $375,000 to net revenues. Working Values primarily engages in providing either consulting services or custom products for its clients and recognizes its revenue on a proportional performance basis. Working Values did not commence operations until April 2003 and its sales in the second quarter of 2003 were $99,000. We expect revenues from Working Values to continue to increase in 2004.

     Net revenues from video production, duplication and consulting and e-commerce services for the first six months of 2004 were $658,000 compared to $922,000 for the first six months of 2003, continuing a trend that began in 2003. This decline is attributable to the same factors that are discussed below in connection with 2003.

  COST OF REVENUES

     Cost of revenues includes the salaries, benefits and other costs related to personnel, whether our employees or independent contractors, who are used directly in production, including producing our educational programs; royalties paid to third parties; the cost of materials, such as videotape and packaging supplies; and shipping costs. Compared to the first six months of 2003, cost of revenues in the first half of 2004 decreased in both absolute terms and as a percent of net revenues. The decrease is primarily attributable to a $53,000 reduction in production costs and a $100,000 reduction in royalty payments. The reduction in production costs was realized even though 2004 includes six months of operations for Working Values while 2003 only includes three months of operations for Working Values. There are many different types of expenses that are characterized as production costs and many of them vary from period to period depending on many factors. In the case of the first six months of 2003 and 2004, the expenses that showed the greatest variations and the reasons for those variations were as follows:

     o OUTSIDE LABOR AND DIRECT PRODUCTION COSTS. Outside labor includes the cost of hiring actors and production personnel such as directors, producers and cameramen. The cost of actors increased by $2,400 while the cost of production personnel decreased by $22,000. Direct production costs, which are costs relating to producing videos other than labor costs, such as the cost of renting equipment and locations, decreased $20,000. These variations are related to the type of video production projects and do not reflect any trends in our business.

     o SALARIES. Overall, payroll and related costs attributable to production personnel increased by $6,000. Most of this increase was attributable to Working Values, $23,000, and our technology group, $47,000. On the other hand compensation payable to video duplication production personnel decreased by $74,000. Most of this decrease is attributable to the fact that the head of our video duplication department resigned in October 2003.

     o TRAVEL AND ENTERTAINMENT; SHIPPING. Travel and entertainment expenses decreased by $3,000 reflecting our diligence in controlling costs. Shipping costs decreased by $4,000 reflecting a reduction in shipping rates also achieved through negotiations with our shipping vendors.

As our business grows we may be required to hire additional production personnel, increasing our cost of revenues.

     Royalty expense decreased in the first six months of 2004 as compared to the first six months of 2003 for a number of reasons. First, we terminated one of our royalty agreements in late 2003 with a reseller of our CPA exam review course. Second, royalty payments to two other partners decreased because sales through these partners decreased. Third, we renegotiated our rates with one of our strategic partners, resulting in a saving of approximately $50,000. Ultimately, the savings we realize under these new agreements will depend on the volume of sales. Assuming the same level of sales in 2004 as in 2003, our royalty payments under these agreements will be reduced by approximately $50,000. However, if volume increases, the actual royalty payments in 2004 under these agreements will be higher than they were in 2003. Finally, for the first six months of 2003 we overestimated our obligations to certain of our strategic partners to the extent of $50,000. Also, it will take a full year to see the full impact of our new royalty rates because we reflect the entire royalty payment at the time of the sale even though a significant portion of the subscription revenue is deferred.

  GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses include normal corporate overhead such as compensation and benefits for administrative, sales and marketing and finance personnel, rent, insurance, professional fees, travel and entertainment and office expenses. While general and administrative expenses in the first six months of 2004 increased in absolute terms compared to the first six months of 2003, as a percentage of net revenues they decreased. The increase in absolute terms is primarily attributable to the Working Values overhead, which offset reductions in our professional fees, savings in our communication costs and other operating expenses. We anticipate that general and administrative expenses will begin to increase once this offering is complete as a result of increased accounting, legal and insurance costs. The full effect of these additional costs will not be felt until 2005.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expenses were higher in the first half of 2004 than they were in the comparable 2003 period, although as percentage of net revenues they were the same. The increase is attributable to the fact that in 2003 we acquired $307,000 of depreciable and amortizeable assets, including the assets acquired by Working Values. We have also begun to amortize the capitalized costs related to the Sarbanes-Oxley toolkit product developed in 2003. In addition, many of our older assets are either fully or almost fully depreciated. We expect our depreciation and amortization expenses to increase as we realize the full effect of the asset acquisitions and capitalized costs that were made in 2003 and additional assets are acquired as needed.

  INCOME/LOSS FROM OPERATIONS

     For the first six months of 2004 net income from operations was $204,000 compared to a $127,000 loss from operations in the comparable period of 2003. This is primarily attributable to our ability to increase net revenues without significantly increasing the cost of revenues and our operating expenses.

  OTHER EXPENSES

     Other income and expense items consist of interest paid on indebtedness and interest earned on deposits. The decrease in our net interest expense is due primarily to our continuing efforts to pay down debt and the general reduction in interest rates.

  NET INCOME AND LOSS

     For the six months ended June 30, 2004 we recorded a net profit of $174,000 compared to a net loss of $168,000 for the six months ended June 30, 2003. The change from a net loss to a net profit is attributable to increased revenue and our continuing efforts to reduce our costs and expenses.
COMPARISON OF YEARS ENDED DECEMBER 31, 2003 AND 2002

     We saw a significant improvement in our operating performance in 2003 compared to 2002. Most significant were the increase in our gross margins and the decrease in our net loss. The following table compares our statement of operations data for the years ended 2003 and 2004. The trends suggested by this table may not be indicative of future operating results, which will depend on various factors including the relative mix of products sold (accounting/finance, engineering or corporate training) and the method of sale (video or online).

                                                           YEARS ENDED DECEMBER 31,
                                        -------------------------------------------------------------
                                                 2002                      2003
                                        ----------------------   -----------------------
                                                       AS A                      AS A
                                                    PERCENTAGE                PERCENTAGE
                                                      OF NET                    OF NET         INCREASE/
                                        AMOUNT       REVENUES    AMOUNT        REVENUES       (DECREASE)
                                        -------     ----------   -------      ----------      ----------
                                                    (ALL DOLLAR AMOUNTS ARE IN THOUSANDS)
Net revenues ......................     $ 7,849        100.0%    $ 8,580        100.0%            9.3%
Cost of revenues ..................       3,644         46.4       3,484         40.6            (4.4)%
                                        -------        -----     -------        -----
Gross profit ......................       4,205         53.6       5,096         59.4            21.2%
                                        -------        -----     -------        -----
Selling, general and administrative       4,191         53.4       4,663         54.3            11.3%
Depreciation and Amortization .....         717          9.1         676          7.9            (5.6)%
                                        -------        -----     -------        -----
Total operating expenses ..........       4,907         62.5       5,338         62.2             8.8%
                                        -------        -----     -------        -----
Operating (loss) ..................        (702)        (8.9)       (243)        (2.8)          (65.4)%
Other (expense), net ..............         (95)        (1.2)        (72)        (0.8)          (24.1)%
                                        -------        -----     -------        -----
Net (loss) ........................     $  (797)       (10.1)%   $  (315)        (3.7)%         (60.5)%
                                        =======        =====     =======        =====


  NET REVENUES

     Net revenues for 2003 increased 9.3% compared to net revenues for 2002. An important factor contributing to our overall revenue growth was online sales. In 2003, net revenues from online sales accounted for approximately $1.8 million, or 21% of our revenues. In 2002, online sales accounted for $1.1 million, or 14% of revenues.

     Sales of our accounting/finance products grew in both absolute terms and as a percentage of total revenues, offsetting any declines in our other products. In 2003, net revenues from sales of our accounting/finance products were $6.2 million compared to $4.9 million in 2002. The 2003 amount includes subscription sales of $5.5 million, direct sales on a non-subscription basis of $250,000 and revenue from custom work and advertising of $407,000. The increase in accounting/finance revenues reflects price increase for subscriptions and for direct sales that we imposed in 2003 as well as increased sales.

     Revenues from our engineering products declined from $453,000 in 2002 to $381,000 in 2003. Most of this decline is attributable to a reduction in sales to federal and state transportation and highway agencies of our Professional Engineering (PE) Exam Review course that they purchase for their staff engineers. In 2003, sales to these federal and state agencies generated $10,000 of revenues compared to $64,000 in 2002. In 2003 the U.S. Department of Transportation failed to secure approval for a new budget. Since a portion of the budget is allocated to the various state departments of transportation, these agencies eliminated our product from their 2003 budgets. New budgets were approved in early 2004 and, as a result, various federal and state agencies resumed their purchases of the PE Exam Review course in 2004.

     In 2003 we did not realize any significant revenue from Working Values during the nine months of operations. During this time Working Values was focused primarily on developing new non-company specific course materials that it can market to the general corporate market. In addition, due to general economic conditions, the market for corporate governance, ethics and compliance training products and services was slow as many corporations were still feeling the effects of the latest recession and were operating in a cash conservation mode.

     Revenues from video production, duplication, consulting and e-commerce declined from $2.5 million 2002 to $1.9 million in 2003. This decline is due to a number of factors, including the fact that revenue is credited to the originating department regardless of the type of service that is performed. For example, a contract to convert videotapes to digital format is credited to the accounting department if that is where the sale originated, even if the technology group performed all the services necessary to fulfill the terms of that contract. Other factors contributing to the decline in this revenue include:

     o the general decline in the videotape industry reflecting the popularity of digital formats such as CD-ROM and DVD;

     o in 2003 we terminated the head of video department, which led to some client defections;

     o   the maturity of the web;

     o   increased competition for web design services; and

     o   a sluggish economy.

Despite the decline in revenues, our video and technology departments continue to operate at full capacity producing videotapes and web-enabled programs for our accounting and engineering departments. At this time we cannot predict whether the trend of declining revenues from these departments will continue.

  COST OF REVENUES

     Compared to 2002, cost of revenues in 2003 declined in both absolute terms and as a percentage of revenues. These declines reflect our ongoing efforts to improve gross margins and achieve profitability. Specifically, the decrease in cost of revenues is due to the following factors:

     o a decrease of $145,000 in direct production costs, most of which related to the technology group;

     o a decrease of $82,000 in the cost of materials, principally raw tape, as a result of the increase in online sales and the decline in our video duplication business;

     o   a decrease of $26,000 in salaries; and

     o a decrease of $11,000 in shipping, which is attributable to the increase in online sales.

Offsetting these reductions was an increase of $38,000 in our outside labor costs and an increase of $58,000 in royalty payments. Most of the increase in royalty payments was attributable to new royalty arrangements that we entered into in 2003 - one with the American Institute of Certified Public Accountants and one with the Association of Government Accountants.

  GENERAL AND ADMINISTRATIVE EXPENSES

     In 2003, general and administrative expenses increased in both absolute terms and as a percentage of revenues when compared to 2002. A portion of this increase was attributable to legal fees expensed in 2003 that related to a lawsuit brought by two former employees in California. A jury rendered judgment in our favor on the plaintiff's claims. Legal fees and related costs incurred in 2003 in connection with this lawsuit were $150,000. The balance of the increase was attributable to Working Values' overhead.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expenses were lower in 2003 than in 2002. This decrease was attributable to the fact that some of our assets were fully depreciated in 2002 and we did not record a full year's depreciation and amortization for any new assets acquired in 2003. In 2004, we expect our depreciation and amortization expenses to increase, as we realize the full effect of the following transactions that took place in 2003:

     o we acquired, by purchase and/or lease, $307,000 of depreciable and amortizeable assets; and

     o we capitalized $181,000 of personnel and other costs relating to developing products for Working Values, which we will begin amortizing in 2004.

  LOSS FROM OPERATIONS

     The reduction is attributable to the fact that revenues increased at a faster rate, 9.3%, than did operating expenses, 8.8%, and cost of revenues decreased by 4.4%.

  OTHER EXPENSES

     Other income and expense items consist of interest paid on indebtedness and interest earned on deposits. The decrease in our net interest expense is due primarily to our continuing efforts to pay down debt and our ability to refinance our bank loan with JPMorgan Chase at a significantly lower rate of interest.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have financed our working capital requirements through internally generated funds, sales of equity and debt securities and proceeds from short-term bank borrowings.

     Our working capital deficit as of June 30, 2004 was approximately $3.2 million and as of December 31, 2003 was approximately $3.6 million. Our current ratio at June 30, 2004 and December 31, 2003 was .38 to 1 and .27 to 1, respectively. The current ratio is derived by dividing current assets by current liabilities and is a measure used by lending sources to assess our ability to repay short-term liabilities. The largest component of our current liabilities, $3.9 million at June 30, 2004 and $3.4 million at December 31, 2003, is deferred revenue, which is revenue collected or billed but not yet earned under the principles of revenue recognition. Most of this revenue is in the form of subscription fees and will be earned over the next 12 months. The cost of fulfilling our monthly subscription obligation does not exceed this revenue and is booked to expense as incurred. For some of our products, there are no additional costs, other than shipping costs, required to complete this obligation as the material is already in our library.

     For the six months ended June 30, 2004, net cash generated by operating activities was approximately $450,000 and we had a net cash increase of $212,000. For the year ended December 31, 2003, net cash generated by operating activities was approximately $904,000 and we had a net cash increase of $184,000. The primary components of our operating cash flows are our net loss adjusted for non-cash expenses, such as depreciation and amortization, and the changes in accounts receivable, accounts payable and deferred revenues.

     Capital expenditures for the six months ended June 30, 2004 were approximately $37,000, of which $27,000 constituted equipment purchases and $10,000 equipment leases. Cash used in investing activities for the year ended December 31, 2003 was approximately $473,000, which included $187,000 in new equipment purchases and $105,000 of acquisition costs relating to the Working Values assets. In addition, we capitalized $181,000 of costs relating to developing new courses for our Working Values library. We do not anticipate any significant capital expenditures relating to equipment purchases over the next 12 months.

     For the six months ended June 30, 2004 we made debt principal payments of approximately $215,000 and incurred a new capital lease obligation of $10,000. In 2003 we made debt principal payments of approximately $335,000 but incurred new debt of $218,000, which includes a $100,000 term loan and $118,000 capital lease facility. At quarter-end, our total indebtedness for borrowed money, including capital lease financings, was approximately $800,000, which consisted of the following:

     o JPMORGAN CHASE BANK. This was a line of credit that was restructured in 2003 into a term loan. At the time of the restructuring, the balance due was $410,000. In connection with the restructuring, we repaid $50,000 of principal, reducing the balance of the loan to $360,000 and paid all accrued but unpaid interest through February 2003. The remaining balance of the loan, $360,000, is payable in 36 equal monthly installments of $10,000 plus accrued interest calculated at the rate of prime plus 1.5%, or 6.0% currently. At June 30, 2004 the balance was $200,000 and at September 30, 2004 it was $170,000.

     o FRESHSTART VENTURE CAPITAL CORP. In August 2001 we borrowed $500,000 on a secured basis from Freshstart, an affiliate of Medallion Financial Corp., the former employer of our chief executive officer. This loan is payable in 60 equal monthly installments of $8,333.33 with interest computed at a rate equal to the prime rate plus 5%, adjusted monthly. The interest rate may never be less than 11.75% or higher than 13%. The current rate is 11.75%. At June 30, 2004 the balance was $217,000 and at September 30, 2004 it was $192,000.

     o FRESHSTART VENTURE CAPITAL CORP. In May 2003 we borrowed an additional $100,000 on a secured basis from Freshstart at 9.25%. The funds were used to upgrade our video production facility. This loan is payable in 60 equal monthly installments of $1,666.33 with interest computed at a rate equal to the prime rate plus 5%, adjusted monthly. The interest rate may never be less than 9.25% or higher than 11%. The current rate is 9.25%. At June 30, 2004 the balance was $78,000 and at September 30, 2004 it was $73,000.

     o JAMES BRODIE. This liability was assumed in connection with our acquiring Virtual Education Corporation in March 2000. The original amount of the debt was $78,000. The balance due at June 30, 2004 was $52,000. The note bears interest at 9% per annum and matures November 30, 2005. The note is fully payable out of the proceeds of a public offering.

     o BIGAN SALIANI. In October 2003 we agreed to repurchase 30,037 shares of common stock from a former employee. The total purchase price for these shares is $72,000, payable in 12 equal monthly installments beginning November 30, 2003. At June 30, 2004 the balance was $24,000 and at September 30, 2004 it was $6,000.

     o IDB LEASING. In 2003 we leased $118,000 of new computer and video equipment, through IDB Leasing. The leases are being repaid over 48 and 36 months with monthly payments of $2,055 and $996, respectively. The imputed interest rate on these leases is 7.0% and 7.5%, respectively. In addition, we incurred a new capital lease obligation of $10,000 in January 2004. This lease has a term of 36 months and an imputed interest rate of 6.05%. At June 30, 2004 the balance on all three leases was $99,000 and at September 30, 2004 it was $90,000.

     o The Company has other outstanding capital leases, the balances of which were $35,000 at June 30, 2004 and $23,000 at September 30, 2004.

     In addition to the foregoing, as of June 30, 2004 we had commitments under operating leases - principally the leases for executive offices in Hawthorne, New York and the Working Values executive offices in Sharon, Massachusetts - aggregating $2.8 million through 2010. In May 2004 we paid $92,000 in connection with our termination of a sublease in Irvine, California. Finally, in connection with our acquisition of the Working Values assets, the seller is entitled to receive up to $200,000 of additional consideration if Working Values attains specific performance objectives during the two-year period following the acquisition. At June 30, 2004 none of this contingent consideration had been earned.

     The net proceeds from this offering will be used primarily for general corporate and working capital needs. We anticipate that most of the proceeds will be used to develop and/or acquire new content and businesses that our complementary to ours. We believe that the net proceeds of this offering together with cash flow from operations and the proceeds from other financings will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months.

     In the future, we may issue additional debt or equity securities to satisfy our cash needs. Any debt incurred or issued may be secured or unsecured, at a fixed or variable interest rates and may contain other terms and conditions that our board of directors deems prudent. Any sales of equity securities may be at or below current market prices. We cannot assure you that we will be successful in generating sufficient capital to adequately fund our liquidity needs.

SEASONALITY AND CYCLICALITY

     Historically, the fourth quarter has been our strongest in terms of revenue generation. This is due to the fact that most of our subscriptions follow the calendar year and renewals are mailed out 60 days before the end of the year. Also, for internal budgeting reasons, corporate clients tend to defer their decisions to the end of the year.

     In general, since most of our business relates to continuing professional education and is non-discretionary, we do not believe that business cycles have a material impact on our financial performance. Adverse business conditions and developments, however, would negatively affect the performance of Working Values and the ability of our video production and consulting departments to generate revenues independently.

RECENT ACCOUNTING PRONOUNCEMENTS

     In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued. The statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the provisions of this statement, and do not believe that it will have an impact on our consolidated financial statements.

                                    BUSINESS

     We provide learning solutions for accounting/finance and engineering professionals, two large vertical markets with mandatory continuing education requirements. We also provide corporate governance, ethics and compliance training for the general corporate market. Our products are available in multiple formats, including downloadable print, videotape and digital. Digital format is used to deliver our products on CD-ROM, DVD and online. Our solutions provide a flexible, cost-efficient and effective format, improved ease of use and enhanced product/user support and administrative functionality. In addition, they alleviate many of the inefficiencies associated with traditional classroom training, including travel costs, scheduling difficulties and opportunity costs. In the professional markets, our learning solutions are designed to meet the licensing and continuing professional education requirements imposed by various state agencies and professional organizations. In the general corporate market, our training solutions are designed to meet corporate learning objectives regarding issues of integrity and corporate culture.

CORPORATE HISTORY

     We were organized in April 1981 under the laws of Delaware as the Center for Video Education, Inc. In 1998 we changed our name to Creative Visual Enterprises, Ltd. ("CVE"). In January 2000 we changed our name to KeepSmart.com, Inc. and in June 2001 we changed our name to SmartPros Ltd. Our wholly owned subsidiary, Working Values, Ltd. was formed on March 21, 2003 under the name WVG Acquisition Corp under the laws of the Commonwealth of Massachusetts. The name change was effective April 4, 2003.

     In October 1999, in connection with a pending merger with Virtual Education Corporation, a California corporation ("VEC California"), we organized a new company, also named Virtual Education Corporation, under the laws of Delaware ("VEC Delaware") solely for the purpose of holding all of the stock of both CVE and VEC California. Eventually, both CVE and VEC California merged into VEC Delaware. VEC Delaware never engaged in any business before the merger and all of its shareholders were the historical shareholders of CVE and VEC California based on the relative values of those two entities as agreed to in the merger transaction. VEC California provided continuing professional education programs to the engineering profession. We did not have any relationship with VEC or any of its affiliates before the merger.

     In May 2001, we purchased some of the assets of Pro2Net Corporation, formed in 1998 under laws of the State of Washington. Pro2Net provided continuing professional education programs to accounting and finance professionals. The assets we purchased included course content, customer lists, a functioning learning content management system, and computer hardware. In April 2003, through our wholly owned subsidiary, Working Values, we acquired assets, particularly course content and customer lists, from The Working Values Group Ltd., a Massachusetts corporation. The principal stockholder of The Working Values Group was David Gebler who, as part of the transaction, joined us as President of Working Values. We did not have any relationship with Pro2Net or The Working Values Group, or any of their respective affiliates, before these acquisitions.

INDUSTRY BACKGROUND

     The accounting and finance market includes certified public accountants, certified management accountants, certified internal auditors and other accounting professionals, as well as corporate accounting, finance and management professionals, most of whom have mandatory continuing education requirements. According to the Bureau of Labor Statistics, in 2002 there were over two million accountants and finance professionals in the United States. Based on the fact that the American Institute of Certified Public Accountants claims it has over 300,000 members representing approximately 60% of all the certified public accountants in the United States, we estimate there are currently more than 500,000 accountants that require continuing professional education credit to maintain their CPA licenses and hundreds of thousands of other financial management professionals that require continuing professional education credit to maintain their certifications.

     To maintain their licenses, accounting professionals must satisfy the continuing professional educational requirements mandated by the State Boards of Accountancy of the states in which they practice. Although states may differ in terms of specific course requirements or the cycle of the licensing period, every state as well as the District of Columbia and the U.S. Territories, other than Wisconsin and the Virgin Islands, which do not have any continuing professional education requirement, requires at least 40 hours of continuing professional education credit annually to maintain an accounting license. In addition, in terms of whether a particular course will qualify for CPE credit, 36 states, the District of Columbia and Puerto Rico accept courses offered by the National Registry of CPE Sponsors, also known as NASBA. The remaining states, other than Wisconsin, and U.S.

Territories, other than the Virgin Islands, have standards that mirror those of NASBA. In effect, a course offered by a NASBA registered sponsor will qualify for CPE credit in 49 out of 50 states, the District of Columbia and the U.S. Territories other than the Virgin Islands.

     According to the Bureau of Labor Statistics, in 2002 there were 1.5 million engineers in the United States, as well as over 600,000 construction managers and engineers. In addition, there are over 475,000 engineering technicians who may need additional specialized training. All 50 states require engineers to take and pass a certification exam to become a licensed professional engineer. The basic entry-level exam, Fundamentals of Engineering, is given twice each year, in April and October. According to the National Council of Examiners for Engineering and Surveying, in 2003 over 42,000 engineers sat for the exam and less than 75% passed. In addition, engineers who pass the Fundamentals of Engineering exam must then take a second exam to be licensed as a professional engineer in a specific area such as civil engineering or mechanical engineering. For example, the Professional Engineering, or PE, exam for civil engineering is the highest level exam for civil engineers. This exam is also given twice a year, in April and October. According to NCEES, in 2003, 16,000 engineers sat for this exam and only 52% passed.

     Currently, 26 states require licensed professional engineers to complete a minimum number of professional development hours to maintain their professional licenses. In November 2004, Illinois will become the 27th state to establish minimum professional development requirements. Unlike the accounting and finance market where there is a reasonable amount of uniformity, in the engineering market each of the states requiring professional development hours sets its own standards. The number of hours required by the states varies from 16 per year to 30 every two years. In most instances, the states rely on various professional organizations to certify whether a particular course qualifies for professional development credit.

     Over the last few years, legislators, government and market regulators, the investment community and the general public have become more aware of issues involving corporate governance, ethics and compliance. This awareness results in allegations of sexual harassment, accounting fraud and mismanagement, excessive executive compensation, breach of fiduciary duties and insider trading at some of the largest corporations, mutual funds and market specialists as well as the New York Stock Exchange. In some cases, corporate mismanagement and misbehavior have resulted in substantial investor losses and fines, penalties or damages. In response to some of these occurrences, Congress passed the Sarbanes-Oxley Act of 2002, which imposes certain corporate governance standards on publicly traded companies and authorizes the national exchanges and other regulatory bodies to impose their own strict standards. As a result, public companies, mutual funds, market specialists and corporations in general are more accountable to their stockholders and regulatory overseers and the public. We anticipate that corporate spending on compliance and ethics training programs will increase.

     Although professional and corporate training has historically been dominated by traditional classroom instruction, advances in communications technology are changing the manner in which corporate training is developed, delivered and tracked. In addition, competition demands that professionals spend more of their time on revenue-generating matters. The increasing demands made on professionals and corporate managers have led and, we believe, will continue to drive the demand for continuing professional education and corporate training solutions that are available in multiple, flexible and cost-effective formats.

OUR BUSINESS

     Our business is designed to satisfy the growing needs of:

     o professionals and their employers to comply with initial and continuing professional education requirements in a flexible cost-effective manner;

     o businesses to provide their employees and managers with training programs addressing corporate governance, ethics and compliance issues; and

     o professionals and businesses to be able to track and monitor their and their employees' compliance with continuing education requirements and to assess the effectiveness of their educational programs.

     To address these needs, we have over 1,200 hours of programs that currently are available in one or more formats including videotape, CD-ROM or online -- approximately 1,000 in accounting/finance, 200 in engineering and 11 in Working Values. We also have hundreds of hours of archived programs that are available upon request. In addition, we develop customized courses based on specifications provided to us by our clients. Most of our courses are designed to accommodate both group and self-study.

     All of our courses in the accounting and finance professional libraries are designed to meet the standards and adhere to the requirements of all state boards of accountancy as well as those of the American Institute of Certified Public Accountants (AICPA), Institute of Management Accountants (IMA), Institute of Internal Auditors (IIA), the Association of Financial Professionals (AFP) and the Association of Government Accountants (AGA). We are a registered sponsor of continuing professional education with NASBA and in New York and Illinois, the only two states that have not adopted the NASBA standards. NASBA also confers the status of

Quality Assurance Service on organizations that offer self-study courses that meet the requisite standards. We have met those standards and received that status. As a result, our designated programs qualify for continuing professional education credit in all fifty states for certified public accountants, certified management accountants, certified internal auditors and certified financial managers.

     Our engineering products include courses that are designed to help prepare engineers for the basic entry level licensing exam and the civil engineering professional engineer licensing exam as well as courses that are designed to meet the ongoing professional development requirements mandated by various states. We generally jointly develop with or license these programs from an independent third party. Most of our engineering courses are available both in CD-ROM format and online.

     Our Working Values subsidiary develops ethics and compliance training programs for corporations and other organizations. These programs are designed to align workplace behavior with legal standards and prevailing community expectations regarding corporate conduct. We also develop training techniques and strategies focusing on modular development of resources that track specific risk areas identified by the client. Our library of customizable communication and learning tools and templates, in digital and print formats, enables us to develop training and communication solutions and strategies tailored to the unique corporate cultures of the client at competitive price points. The result is an integrated program that more closely reflects the unique culture of, and the specific issues facing, the client organization while still maintaining the cost advantages of a generic solution.

     We have relationships with a number of professional organizations and societies that we believe are strategic either because we have co-marketing or co-branding arrangements with them or because we jointly develop products with them. While no single relationship is material to overall business, if all of these relationships were to terminate simultaneously, our competitive position in the market place would be adversely affected. The partners and the nature of our relationship with them are as follows:

     AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. We have a joint production and marketing arrangement with the AICPA for the AICPA Practice Report and AICPA Practice Pro. We produce the product with the AICPA assisting in topic selection and in providing speakers. We both independently market and sell the product through our own distribution channels.

     ASSOCIATION OF GOVERNMENT ACCOUNTANTS. AGA offers most of our accounting/finance products to its members through a co-branded Professional Education Center.

     FINANCIAL EXECUTIVES INTERNATIONAL AND INSTITUTE OF MANAGEMENT ACCOUNTANTS. FEI and IMA both market Financial Management Network. We are responsible for producing the product with FEI and IMA assisting in topic selection and with providing speakers. We also are primarily responsible for selling the product. We also sell our SmartPros Advantage line of products through FEI and IMA.

     INSTITUTE OF INTERNAL AUDITORS. IIA offers the online version of Financial Management Network and SmartPros Advantage to its members through a co-branded Professional Education Center.

     NEW YORK SOCIETY OF CPAS AND VIRGINIA SOCIETY OF CPAS. Both of these societies offer various products through a co-branded Professional Education Center.

     AMERICAN SOCIETY OF CIVIL ENGINEERS AND BOSTON SOCIETY OF CIVIL ENGINEERS. We jointly developed our PE Exam Review course with these organizations. In addition, the ASCE and we jointly developed 37.5 hours of technical civil engineering courses. The ASCE markets our courses to its members.

     NATIONAL SOCIETY OF PROFESSIONAL ENGINEERS. The NSPE sells our courses through a co-branded web site as well as directly on their web site.

     AMERICAN COUNCIL OF ENGINEERING COMPANIES. The ACEC sells our courses on their web site, on a co-branded web site and via direct mail. They co-developed some of our business and management courses.

     AMERICAN SOCIETY OF MECHANICAL ENGINEERS. The ASME sells our products.

OUR STRATEGY

     Our objective is to become a leading provider of continuing professional education and corporate training solutions in the United States. To achieve this goal, we will pursue the following strategies.

     EXPAND LIBRARY OF CONTENT. We believe that our future success depends, in part, on our ability to develop and acquire new content. The new content could either expand or supplement our existing libraries or could constitute a new library for one or more additional vertical markets. Towards this end, we continuously develop new courses for our accounting library, we are in the process of developing one new major course for our engineering library and we have recently developed a series of ten new courses for our Working Values library. In particular, in light of the recent focus on corporate governance, compliance and ethics, we believe that there is an increasing demand for training programs that address different topics on these issues. Our strategy is to create a library of modular programs on compliance, ethics and governance issues that can be customized to meet specific client demands.

     EXPAND WITHIN EXISTING MARKETS AND INTO NEW MARKETS. We will focus on expanding our presence in the markets we currently serve, particularly engineering where we feel our market share is relatively small and corporate ethics and compliance training where we believe the opportunity is significant. We plan to sell new products that we acquire or develop to our existing customers. In addition, we will investigate expanding into completely new markets that we think are potentially lucrative, such as insurance, financial services and healthcare.

     MAKE STRATEGIC ACQUISITIONS. We believe that the most efficient way for us to expand our libraries, increase our share of the markets we currently serve and penetrate new markets is through strategic acquisitions. We believe that once this offering is complete we will have the financial resources as well as the management expertise to pursue an acquisition strategy. As of this date, we have not identified any potential future acquisition nor can we assure you that we will be able to acquire any companies in the future.

     KEEP PACE WITH TECHNOLOGY. We believe that our ability to continue to deliver our products in multiple formats will be critical to our future success. For example, we believe the broad acceptance of the Internet for business communication will continue, making it an increasingly important medium for distributing our products. Had we not adapted our content for online delivery, our rate of growth would have been impaired. At the same time we recognize that new technologies may emerge that will complement our model for flexible delivery of content. We plan to closely monitor the development and market acceptance of these technologies and make the necessary investment to adapt our products and services to these technologies.

     EXPAND EXISTING ALLIANCES AND ENTER INTO NEW STRATEGIC ALLIANCES. We believe that alliances with professional organizations and associations and commercial content providers have been a key factor in the growth of our business until now. While we do not view any single relationship as material to our overall business, these alliances create a modest barrier to entry. For this reason, we plan to try to broaden these existing relationships as well as seek new ones. New strategic relationships will be particularly critical as we expand into new markets.

OUR PRODUCTS AND SERVICES

     The following are our products and services.

  ACCOUNTING AND FINANCE

     Our accounting and finance libraries contain over 1,000 hours of content, of which 900 are generally available and the balance is custom-designed for specific clients. In addition, we have an extensive library of archived content. Except for SmartPros Advantage, discussed below, which is only available online, our accounting and finance programs are available in both videotape and digital formats. The videotape format can be used for either group- or self-study. The online format is for self-study only and is usually available as text only, text with audio or in a multimedia format that includes text, audio and streaming video. All video courses come with a hard copy of the program and are used primarily for group study. All online courses include downloadable text materials, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates. Video and online self-study programs qualify for two hours of continuing professional education credits while video group study qualifies for one hour of continuing professional education credit. Our clients can purchase either a single program or a subscription to a series of programs. Prices depend on the length of the subscription, whether one, two or three years, the number of users, and the number of libraries covered.

     SMARTPROS ADVANTAGE. SPA is a skills-based learning library containing over 300 courses, varying in length from one to six hours. In total, this library includes more than 600 hours of courses qualifying for continuing professional education credits. We produce these programs in our own production facility. A sample of the available courses include "Auditing Cash and Cash Equivalents," "Understanding Entity-Level Controls" and "Valuation of an Entity." We pay the authors of these programs a royalty. This library is marketed primarily to corporate accounting and finance professionals as well as public accountants. The courses are offered individually from $19.99 to $79.96 per course. The list price for a one-year subscription purchased online is $329.

     FINANCIAL MANAGEMENT NETWORK. FMN is a library of update programs dealing with currently relevant topics. Each month, we create four new programs, or segments, or a total of 48 new segments each year. The seg-

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

ments created for September 2004 are "Why the Check Should not be in the Mail," "Organizing for Value: Microsoft's Experience," "Internal Economy:
Business-Within-a-Business" and "Goodbye, Indopco; Hello, Expansion." We also maintain an online archive containing the most recent 72 programs for our subscribers. The segments are written and produced by our staff and generally involve an independent industry professional as the interviewee. The material is presented in a question and answer format. These programs are marketed primarily to corporate accounting and finance professionals. The list price for a one-year subscription to the group study video version starts at $4,495 and for the online version is $329 per user.

     AICPA PRACTICE REPORT AND AICPA PRACTICE PRO. This library of programs covers topics in public accounting and are distributed primarily to accountants in public practice through our alliance with the AICPA. Each month, other than March, we add six new segments in the following areas: Individual Tax, Business Tax, Estate and Financial Planning, Specialized Tax Topics, Auditing and Accounting and Financial Reporting. The September 2004 segments included the following: "Year End Tax Planning: The time is Now," Self-Directed IRA's: What You Need to Know," "Even Better News About Section 179," "Defective Trusts Become Effective Trusts," "Review Engagements and Fraud: New Rules" and "Revenue
Recognition: A Shift in the Standards." The programs are available in video
(APR) and online (APP). We also offer an online archive containing the most recent 66 programs. The list price for a one-year subscription to group study APR is $1,995 and to APP is $329 per user.

     THE CPA REPORT GOVERNMENT AND NOT-FOR-PROFIT. CPAR is a library of programs designed specifically for accounting professionals employed by federal, state and local governmental agencies and not-for-profit organizations. Each quarter we distribute four new programs; two for government accountants and two for not-for-profit accountants. For example, the Summer 2004 programs were "Audit
Quality: Watch Out for Deficiencies," "Budget Wisdom: The Annual Set-Up," "Maintaining Exempt Status: What Goes Around" and "Cost Management Systems:
Beyond the Fish Tank." We also publish an online archive containing 32 of the most recent programs. The list price for a one-year subscription to CPAR is $750 for the video and $169 for the online version.

     AICPA FINANCIAL PRO. AFIN is produced for and sold through the AICPA, which distributes it to their members directly and through CPA2Biz, a for profit company that is principally owned by the AICPA. AFIN targets accountants in business and industry. Each month we produce four new programs, typically including two current FMN programs and two APP programs or archived FMN programs.

     In addition to the libraries described above, the contents of which are available on a subscription basis, we also produce customized programs for our clients. In some cases, the client will author the content and retain us to videotape the program and convert it into a digital format that can be distributed via the Internet or internally through the corporate intranet. In other cases, we will write and produce the entire program for the client. We then deliver this custom content either through our proprietary learning content management system or that of the client. These customized products can be designed to qualify for CPE credit.

  ENGINEERING

     Our engineering library includes the following:

     PE EXAM REVIEW. Our interactive PE exam review course for civil engineers was developed jointly with the American Society of Civil Engineers and the Boston Society of Civil Engineers Section and is designed to prepare engineers to meet the entry-level requirements for civil engineering. The PE Exam Review course, with over 50 hours of material, is an interactive multimedia tool that simulates the actual professional engineering exam using demonstration problems that are comparable to the problems that are found on the actual exam. The course includes seven, complete, self-contained course modules that cover the following subjects: Transportation, Sanitary and Environmental, Hydraulics and Hydrology; Structures; Geotechnical; Surveying; and Economics. This one product accounts for over 50% of the engineering department's revenues. The list price for the review course is $645.

     ONLINE PROFESSIONAL DEVELOPMENT HOURS. We have a library, consisting of 65 hours, of engineering and management courses that qualify for professional development hours. For example, in the General Engineering: Business Management area we have over a dozen courses on various topics relating to managing a small professional practice. Some of the titles in this library include "Recruiting Stars," "Increasing Production and Profits," "Managing Relationships and Protecting Your License." Our library of civil engineering courses includes "Roadside Design," "Stormwater," "Windloads" and "Slope Stability." Over half of the content in this library was developed with the ASCE. Other courses in this library were developed with the ACEC. The list prices for these courses range from $30 to $449.

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

     PROJECT MANAGEMENT FOR ENGINEERS. Introduced in 2002, this course was co-developed with URS Corporation, the second largest engineering firm in the United States. The Project Management Institute (PMI) certifies this course for professional development unit credit for certified project managers and for professional development hours credit for civil engineers. Developed by engineers specifically for engineers, it was the first completely online interactive project management course. The online format is enriched with audio and interactive graphics and allows the user to proceed at his or her own pace. The program is divided into 11 critical sections with over 60 individual learning modules. The Project Management Institute has certified the program. It provides over 35 hours continuing professional development credit. The list price for this course is $995 for 12-month access or $695 for six-month access.

     FUNDAMENTALS OF ENGINEERING EXAM REVIEW. This is a new preparatory course for the basic entry-level licensing exam that all engineers are required to take. We began shipping this course in June of 2004. It is a flash-based, interactive review course that is being marketed directly and through professional associations to engineers as well as to engineering firms for their internal skill building and competency testing programs. It is available in CD-ROM and online. The list price for this course is $249 for the combination CD-ROM/online version and $229 for the online version. We also plan to private label the course for our strategic partners so they can market it to their members.

  CORPORATE GOVERNANCE, COMPLIANCE AND ETHICS

     Until recently, all of the training programs developed by Working Values were custom-made programs that generally targeted Fortune 100 companies. Over the last 12 months, however, Working Values has created new products that are easily adaptable to a broader range of organizations. Working Values currently offers the following products and services:

     INTEGRITY TOOLKIT FOR SARBANES-OXLEY IMPLEMENTATION. We recently introduced series of ten courses that meet the corporate requirements for effective compliance programs under the Federal Sentencing Guidelines as well as respond to the broader training requirements of Sarbanes-Oxley Act of 2002. The Integrity Toolkit is a platform for building ethics and compliance programs. We are marketing these courses on an individual basis per user or as a package on an enterprise basis.

     ETHICS AWARENESS AND COMPLIANCE MODULES. Included among the assets purchased by Working Values is a library of customized programs developed over a period of 10 years. These programs contain courses on a variety of topics and were developed in a wide variety of formats designed to address the specific needs of the client for whom they were developed. These programs can be adapted and/or modified for and incorporated into programs for new clients. Based on the notion that rules awareness is tightly linked to the working environment, these programs are designed to create a context that links behavior to compliance goals. Our Ethics Awareness courses are geared to address the challenges organizations face in creating a culture that integrates compliance standards into day-to-day work. The courses focus on encouraging the employees to integrate the learning obtained from the compliance training into their daily work. Using a variety of learning activities, our Ethics Awareness and Compliance modules communicate the legal standards of compliance, integrating ethics and values and their impact on the company, its employees, customers, and other stakeholders.

     The specific subject matter of these courses include:

     o   Anti-money Laundering                           o   Equal Opportunity
     o   Antitrust                                       o   Gifts and Entertainment
     o   Books and Records                               o   Insider Trading (Securities Trading)
     o   Bribery, Fraud and False Statements             o   Political Activity and Solicitations
     o   Conflicts of Interest                           o   Sales and Marketing Integrity
     o   Drug-free Workplace                             o   Sexual Harassment/Harassment
     o   E-communications and Information Security


     CODE OF BUSINESS CONDUCT. We believe that a dynamic code of business conduct is a critical keystone for an ethical culture. Working Values develops interactive codes that support employee affirmations and templates to create customized codes that reflect each client's unique culture.

     BUSINESS ETHICS CONSULTING. The Integrity Alignment Process is a compliance and ethics framework for building integrity-based organizations and managing risks to a company's reputation. We use the process to:

     o Identify the risks to finances and reputation associated with compliance and ethics violations.

     o Identify a vision of integrity for the organization that supports its business goals.

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

     o   Mitigate future risks and support an integrity-based culture.

     o   Narrow the gap between company standards and employee behavior.

     INTEGRITY TRAINING CENTER. This is our proprietary learning content management system developed specifically for Working Values. It provides employees, managers, senior executives and board members with the tools each group needs to understand the compliance requirements of the organization and what is required of them to help the organization achieve those goals.

  VIDEO PRODUCTION AND DUPLICATION

     All of our programs are produced in our state-of-the-art production facility, which includes high-end tape duplication equipment. In addition, the video production and duplication department generates its own revenue, by leasing the facility to third parties and by filming third-party programs, which may or not be related to education.

  CONSULTING AND E-COMMERCE

     Our technology department is principally a service department. Its primary function is convert the accounting/finance and engineering programs from videotape to digital format for distribution on CD-ROM and online. This department also maintains our various websites as well as our learning content management systems, the SmartPros Professional Education Center (PEC), for subscribers to our accounting/finance and engineering products, and the Integrity Training Center, for subscribers to our ethics and compliance training programs. The SmartPros Professional Education Center is a turnkey system designed to manage the educational subscriptions, student accounts, e-commerce and reporting needs of our clients. Using the SmartPros PEC, our clients can review and assess usage of our programs by their employees and their employees' performance and the effectiveness of these programs. The SmartPros PEC is co-branded with the client's logo and delivered using an application service provider hosted infrastructure that requires no client technology resources. For those clients who have their own learning management system, we develop an interface that allows them to access our system through their technology. These systems are not marketed as stand alone products. Rather they are offered together with our library of content and allow subscribers to track usage and performance. We charge our clients a license or development fee as well as annual maintenance fees.

     The technology department also generates fees through website development and consulting arrangements. For example, companies that have internal education programs have engaged us to convert those programs from videotape to digital format. We also offer our customers a broad range of support services, including technical support for our learning content management system. We believe that providing a high level of customer service and technical support is necessary to achieve a high level of customer satisfaction and sustained revenue growth.

PRODUCT DEVELOPMENT

     Our product development team includes Jeffrey Jacobs, William Grollman, Jack Fingerhut and Allen S. Greene in the accounting/finance area and David Gebler in the corporate governance, compliance and ethics area. Mr. Jacobs, who is the head of the department, is both a certified public accountant and an attorney and has been developing continuing education programs for accounting and finance professionals since 1987. Messrs. Grollman and Fingerhut, in addition to being our founders, are both certified public accountants. Each of Messrs, Grollman, Fingerhut and Greene has a financial background. Mr. Gebler was the founder of Working Values Group Ltd., a company that custom-designed governance, compliance and ethics programs. Mr. Gebler joined us in 2003 when we purchased assets from Working Values Group. Mr. Gebler is an attorney who has focused on corporate governance, compliance and ethics matters for much of his career.

     With the additional proceeds from this offering we will be able to devote more internal resources to developing programs. We will also have the option of hiring independent contractors to develop programs for us and to purchase programs from third parties. In those instances where we are relying an outside sources for content or where we purchase existing content, our design and development team will develop or oversee the development of an effective format that focuses on performance objectives, instructional and practice strategies, interactivity and assessments. This process includes creating and designing study guides and course material, scripts and, in some cases, visual aids. The design and development team includes subject matter experts, instructional designers, technical writers and developers, graphic designers, content editors and quality assurance reviewers. After final assembly and integration of all course components, we test to ensure all functional capabilities work as designed and deliver the desired learning experience and result.

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

SALES AND MARKETING

     Our sales and marketing strategy is designed to attract new customers and build brand awareness. We market our products through our alliances with professional organizations and associations, through our own inside telemarketing sales force, our outside sales force and through our web sites. We believe that this strategy allows us to focus our resources on the largest sales opportunities while simultaneously leveraging our strategic relationships.

     Our sales and marketing department includes a Vice President of Marketing, an Assistant Vice President --Director of Sales, and a sales staff of 14 people, including two people dedicated to video production and one person dedicated to video duplication. The remaining sales staff, 11 people, are divided between inside, or telesales, and field sales. The field sales force focuses on larger accounts. In addition, our senior executives, Allen S. Greene, William Grollman and Jack Fingerhut, dedicate varying portions of their time and efforts to sales and marketing activities. Also, David Gebler, the President of Working Values spends approximately 50% of his time on sales and marketing efforts on behalf of Working Values and Steve Murtha, Vice President - Engineering, spends approximately 50% of his time on sales and marketing efforts relating to our engineering products. Finally, Joseph Fish, our Chief Technology Officer, spends approximately 50% of his time selling and marketing our technology services.

     To supplement the efforts of our sales staff, we use comprehensive, targeted marketing programs, including direct mail to our customers as well as to members of the professional organizations with whom we partner; public relations activities; advertising on our website and the websites of our strategic partners; participating in trade shows; and ongoing customer communication programs. We build brand awareness through our strategic relationships with the leading professional associations and organizations and the leading commercial content providers within the markets we serve. These strategic relationships include co-branding initiatives on new and existing products, joint advertising campaigns and e-commerce relationships.

TECHNOLOGY

     Our proprietary learning content management system, the SmartPros Professional Education Center, employs a logical and physical architecture that facilitates rapid development, deployment and customization of Internet-based solutions for organizational e-learning. Our core systems use a series of scalable application web servers, XML and MS-SQL data sources, and utilize industry standard Web-browser and Internet technologies for content delivery to the end users. To ensure limited downtime and product lines that are free of bandwidth limitations as they grow, our redundant server system is located at a secure MCI co-location data center one mile from our Hawthorne, New York main office. Currently, we use three co-location cabinets in their facility to house our server network infrastructure. This co-location allows the freedom to completely control our server infrastructure while providing us with 24/7 monitoring, support, redundant Internet connectivity, and full generator power backup.

     The SmartPros Professional Education Center includes a scalable suite of applications and features that can be streamed via the Internet or a corporate intranet. The basic features of the system allow asynchronous streaming of video and audio courses combined with media timed synchronization of supplemental material, online quizzes and final exams. Student interaction is enhanced through the use of real time questions to content experts with quick response. This full service solution includes a complementary array of communication tools such as e-mail, chat, message boards and learner tracking. The tracking of educational needs both internal to the system as well as external education opportunities, such as stand-up and leader-led training, are maintained using a student-managed course tracking feature called "My Courses."

     Some key features of the PEC include:

     o SCALABILITY. Scalability is accomplished using a combination of load-balancing hardware and software. Multiple, redundant servers are deployed to handle peak periods when the largest numbers of concurrent users are expected on the system.

     o SCORM/AICC CONNECTIVITY LAYER. Where required, we use both Shareable Content Object Reference Model (SCORM) and Aviation Industry CBT Committee (AICC) connectivity layers to ensure our content is deliverable through a variety of enterprise e-learning systems other than the PEC. Additionally, the core foundation is capable of exchanging data with third-party legacy systems with minimal effort.

     o STANDARD RELATIONAL DATABASE SERVER. We use standard relational database servers. To enhance performance and ensure that users are served efficiently, the core foundation executes database-stored procedures to optimize intense database processing. The core foundation currently supports Microsoft SQL Server databases.

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

     o ASP-BASED APPLICATION SERVER. The business and application logic resides on an ASP-based application server. This architecture allows us to deploy a site across multiple servers using Microsoft Windows 2000 Servers.

     o ELECTRONIC COMMERCE ENABLED. The core foundation includes interfaces to external electronic payment services, enabling real-time electronic commerce. This allows the instant purchase of both one-off and subscription-based e-learning courseware.

     o INTERNET MULTIMEDIA CONTENT DELIVERY. We deliver high quality, low bandwidth video and audio via the Internet, intranets and extranets. This multimedia content enhances and personalizes the learning experience. We use Windows Media as the primary delivery mechanism for this content.

     o LOW BANDWIDTH/HIGH IMPACT ANIMATIONS. Using Macromedia's Flash technology, we deliver both animated and spoken educational material with minimal load on corporate networks.

COMPETITION

     The market for continuing professional education and corporate learning solutions is large, fragmented and highly competitive. We expect these characteristics to persist for the foreseeable future based on the following factors:

     o The expected growth of this market as demand for highly-skilled professional increases;

     o   The increased scrutiny on corporate culture, ethics and compliance; and

     o   Relatively low barriers to entry.

     Of the markets we currently serve, we believe that the accounting profession has the highest barriers to entry. Specifically, it would be extremely difficult to compete in this market without NASBA sponsor designation. Obtaining this designation requires an investment of time and a modest amount of capital. Nevertheless, for companies with even modest resources in terms of talent and capital, these barriers are not overwhelming. The barriers to entry in the engineering market are somewhat lower as the certification process in that profession is less centralized. Specifically, each state sets its own standards, as does each engineering specialty. In the corporate education market, the barriers to entry are virtually non-existent.

     We believe that the principal competitive factors in our industry are the following:

     o   The breadth, depth and relevancy of the course content;

     o   Performance support and other features of the training solution;

     o   Reputation of presenter;

     o   Adaptability, flexibility and scalability of the products offered;

     o   Liquidity and capital resources;

     o   The deployment options offered to customers;

     o   Customer service and support;

     o   Price;

     o   Industry and professional certifications;

     o   Brand identity; and

     o   Strategic relationships.

     We believe that we compete favorably on most of these issues. While price is always a competitive factor, we do not believe that we should compete solely on that basis and, in fact, many of our competitors sell their products for less than we sell ours. Particularly, in the accounting market, we believe that our reputation and the quality of our offerings as well as our other competitive advantages, including the breadth, depth and relevancy of our libraries, our status as a NASBA registered sponsor, strategic relationships, our learning content management system, our customer service and support and the flexibility of our delivery options, allow us to price our products accordingly. In the engineering and general corporate markets, where we have not established our reputation to the same extent, we have less flexibility when it comes to price. In the corporate compliance area, we believe that what will ultimately differentiate us from our competitors will be our ability to create programs that are designed to meet the specific corporate cultures of our clients.

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

     While we believe that our lack of liquidity has been the most significant obstacle to our growth, we believe that most of our direct competitors are small, undercapitalized private businesses. While this makes it difficult to accurately assess our relative competitive position within this industry with any degree of certainty, it also presents us with an opportunity. We believe that once this offering is completed, we will have the resources we need to execute an acquisition strategy aimed at growing quickly and achieving a meaningful level of profitability. These resources include cash, a publicly traded security and management expertise. We have not identified any potential acquisition candidates, and we cannot assure you that we will be able to successfully consummate any acquisitions.

     Our competitors vary in size and in the scope and breadth of the products and services they offer. They include public companies such as SkillSoft plc and Saba Software, Inc.; private companies such as CPA2Biz, Inc., Bisk Education, Inc., eMind, LLC, and MicroMash in the accounting market; Red Vector.com Inc., AEC Direct and NetGen Learning Systems in the engineering market; and LRN, The Legal Knowledge Company, Integrity-Interactive Corporation, MIDI, Inc. and PLI-Corpedia in the corporate compliance and ethics market. In addition, we also compete with universities, professional and other not-for-profit organizations and associations, some of whom are also our strategic partners and/or clients. In addition, potential competitors include large diversified publishing companies, such as The Washington Post Company, Thomson Financial and Pearson Education, other education companies, including traditional providers of in-classroom instruction and remote learning solutions, such as DeVry University as well as professional service companies, such as accounting firms, who are looking for alternative sources of revenue. Competition may also come from technology and e-commerce solutions providers. Internet-based learning solutions have become increasingly popular in recent years along with the increased demand for flexible, cost-effective alternatives.

     Some of our existing competitors have and some of our potential competitors will have greater resources, financial and other and/or market penetration, and more extensive libraries than we do, which has enabled or will enable them to establish a stronger competitive position than we have. For example, although CPA2Biz was organized and is principally owned by the AICPA, both Thomson Financial and Microsoft have minority stakes in the company. We sometimes compete directly with CPA2Biz, they also sell some of our products. In addition, among our competitors, SkillSoft and Saba are both relatively large and well-capitalized organizations. However, SkillSoft's primary focus is e-learning content and software products for business and information technology professionals, markets that we do not currently serve. Saba principally provides software solutions that are used to manage people in large organizations although they do sell content as well. Since we do not market our learning management system as a stand-alone product, we do not compete with Saba in this area. However, many of our larger clients use the Saba system or another system for their learning content management. In those cases, we will build an interface that will allow the client to access our courseware and the concomitant management information through their system.

     The largest solutions providers to the general corporate compliance training market are Integrity-Interactive and LRN. We rarely face either of these companies in the marketplace since they both focus principally on Fortune 100 companies and have extensive off-the-shelf libraries. However, their products tend to be more expensive than ours, and we believe that our ability to adapt programs to address unique cultures of different organizations is greater than theirs. Our more frequent competitors are PLI-Corpedia, a joint venture between the Practising Law Institute (PLI) and Corpedia Education, two leaders in the field of compliance education, and Midi, Inc. Both market off-the-shelf and customized programs to mid- and large-cap public companies. PLI-Corpedia has the advantage of access to PLI's vast library. Midi uses video-based modules and tends to attract customers that like their particular training technique. We believe that we have more diverse tools and can offer an integrated program that contains live, video and web-based communication and learning elements.

OUR COMPETITIVE ADVANTAGES

     Our objective is to become a leading provider of learning solutions for the professional, pre-professional and business communities. We believe that the following competitive advantages will help us achieve this goal.

     HISTORY AND REPUTATION. We have been providing learning solutions for accounting and finance professionals for more than 23 years and VEC, which we acquired in 2000, has been providing online and other digital education for engineering professionals since 1997. In addition, the president of our Working Values subsidiary has been developing values, ethics and compliance education programs since 1993. We believe that in the corporate accounting/finance market we have the reputation of being a leading provider of continuing professional education programs, as evidenced by our continued growth in that market and a high renewal rate of more than 90% for our FMN products. We believe that our reputation in the corporate market will assist us as we expand our presence in the engineering and general corporate markets, as well as potential entry into new markets.

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

     PROFESSIONAL DESIGNATIONS AND STRATEGIC ALLIANCES. We believe that because we are a NASBA-registered sponsor of continuing professional education programs and have been awarded the prestigious QAS status, we enjoy a competitive advantage in the accounting/finance market. In addition, our relationships with some of the largest and most respected professional organizations and associations in the accounting and engineering professions:

     o   give us instant credibility in the marketplace;

     o   provide us with a distribution channel for our products;

     o   are a source for programs; and

     o provide us with access to a faculty around which to build other programs.

     EXTENSIVE LIBRARY. Our accounting/finance library consists of over 1,000 hours, and our engineering library contains almost 200 hours, of proprietary education content including skills-based and update programs. We believe that our libraries are among the most extensive in the industry and help attract new subscribers.

     EXPERIENCED MANAGEMENT. Our management team is comprised of experienced and successful accounting and legal professionals and administrative executives. This has enabled us to develop high quality programs, enter into strategic relationships with the major professional organizations in the markets we serve, attract well-known personalities around whom we develop new programs, cut costs and make strategic acquisitions.

     VALUE ADDED SERVICES. In addition to our extensive library of courseware, we also offer our customers a proprietary learning content management system, an administrative tool that enables organizations to monitor the use and efficacy of our programs.

     LARGE AND DIVERSIFIED CUSTOMER BASE. We have over 3,000 customers, consisting of accountants, engineers, and large, medium and small companies as well as accounting firms. Our customers include approximately half of the Fortune 500 companies. In the aggregate, we estimate that our corporate clients employ tens of thousands of accounting and finance professionals, representing a substantial universe of potential users. In addition, our corporate customers are a diversified group in terms of the industries and markets in which they operate. For example, our customers are some of the leading businesses in the following industries: accounting, banking and finance, insurance, technology, telecommunications, retail, aerospace, natural resources, construction and chemicals.

     END-TO-END SERVICE. All of our accounting/finance programs and our corporate training programs are produced, filmed, edited, duplicated and converted in-house. Our engineering programs are usually licensed from or developed in conjunction with an independent third-party but are filmed, edited, duplicated and converted into digital format in-house. Finally, we have a fulfillment center from which we ship our course materials, tapes as well as hard copies to our customers. We believe our vertically integrated operation results in a more efficient production process and enhances the quality of our products.

     ONLINE RESOURCE AND CONTENT PROVIDER. We own and operate two websites: www.smartpros.com and www.workingvalues.com. Our SmartPros website has over 20,000 pages of proprietary content as well as links to other professional organizations, associations and institutions and is a marketing and distribution channel for our products. We believe that this website has become a destination for professionals based on the following data:

     o As a result of maintaining the website, we have built a database with over 120,000 profiled users.

     o   The website logs over 300,000 visits per month.

     o Through our websites, we serve over 1.5 million ads and 200,000 opt-in emails per month.

INTELLECTUAL PROPERTY

     We own a variety of intellectual property, including trademarks, trade names, copyrights, proprietary software, technical know-how and expertise, designs, process techniques and inventions. We believe that the trademarks and trade names we use to identify our products and services are material to our business. All of the following trademarks/trade names have been federally registered, or applications have been filed, with the United States Patent and Trademark Office seeking federal registration: SMARTPROS, KEEPSMART, WORKING VALUES, PROFESSIONAL EDUCATION CENTER and Design, PEC, FMN FINANCIAL MANAGEMENT NETWORK and Design, FMN, CPAR CPA REPORT and Design, CPAR, Integrity Alignment Process, Integrity Training Center, INTEGRITY TOOLKIT, INTEGRITY ALIGNMENT and WORKING VALUES. In addition, under our agreement with the AICPA we have a right to use "AICPA" in connection with the following products: AICPA Financial Pro, AICPA Practice Report, and AICPA Practice Pro. Finally, we use the following trademarks and trade names to which we claim common law rights: SmartPros Advantage (SPA), The CPA Report

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

Government & Not-for-Profit (CPARGov/NFP), Integrity Alignment Process and Integrity Training Center. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is extremely difficult, and the means we use to protect our proprietary rights may be inadequate. We believe that, ultimately, our success depends to a larger extent on the innovative skills, know-how, technical competence and abilities of our personnel.

     All of our internally developed content is protected by copyright. While this may offer some protection against unauthorized persons copying the material, it does not prevent anyone from independently developing material on the same topic or in the same format. Regarding content created, owned or licensed by third parties, we enter into license agreements that permit us to market, use and distribute that content. These licenses may be exclusive or non-exclusive. We usually obtain a representation from the licensor that he or she has the right to license the content to us, that the license granted to us does not violate the terms of any other license, that the license granted does not violate any, applicable law, rule or regulation or the proprietary rights of any third party, including without limitation, patents, copyrights, trade secrets, or any license or sublicense, covenant or contract with any third party and that there is currently no actual or threatened suit by any such third party based upon an alleged violation by such licensor of any such proprietary rights. However, we do not make any independent investigation to verify if these representations are accurate. If the representation is not true, we may be enjoined from using that content further and may also be liable for damages to the true owner of the content or the exclusive licensee.

     In connection with our learning content management systems, our license agreement restricts use of the system and prohibits users from copying or sharing the system without our express written consent. Our learning content management systems incorporate products and systems and technology that we license and purchase from third parties. We cannot assure you that we will be able to continue to license or support this technology on terms that we consider reasonable, if at all. If these licenses or maintenance agreements expire and we cannot renew them, they are substantially modified or if they are terminated for any reason, we would have to purchase, license or internally develop comparable products and systems. Any one of these options may be expensive and/or time consuming, which could have a material adverse effect on our business and financial performance.

     We cannot prevent third parties from independently developing similar or competing systems, software and content that do not infringe on our rights. In addition, we cannot prevent third-parties from asserting infringement claims against us relating to these systems and software. These claims, even if they are frivolous, could be expensive to defend and could divert management's attention from our operations. If we are ultimately found to be liable to third parties for infringing on their proprietary rights, we may be required to pay damages, which may be significant, and to either pay royalties to the owner or develop non-infringing technology, the cost of which may be significant.

GOVERNMENT REGULATION

     Government regulation is important to our business. Every state sets its own continuing professional education requirements, in terms of the number of credits needed and the cycle in which those credits need to be earned. In addition, specific content will only qualify for continuing professional education credit if it meets specific criteria, which varies from state to state. In the accounting/finance area, most states have adopted the NASBA standards to address the quality of course content. We are a certified NASBA sponsor, meaning that the courses we offer to the general public on a subscription basis qualify for continuing professional education credits in those states that have either adopted the NASBA standards or their own standards similar to NASBA's, the District of Columbia and Puerto Rico. In the engineering area, there is less uniformity and each of our courses must be certified by the particular professional organization that oversees that particular specialty.

     In addition, laws, rules and regulations enacted by governments and their agencies play an important role in the growth of our business. For example, we anticipate that the Sarbanes-Oxley Act of 2002 will help drive the growth of our Working Values subsidiary as companies seek to educate their employees on matters relating to corporate ethics, compliance and governance.

EMPLOYEES

     As of September 1, 2004 we had 61 employees of which 59 were full-time and two were part-time. We have 45 employees based in our executive offices in Hawthorne, New York and four employees based in our office in Sharon, Massachusetts. In addition, we have an aggregate of 12 employees that work out of their homes in New York, New Jersey, Washington, California, Illinois and Texas. We believe that our relationship with all of our employees is generally good.

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

FACILITIES

     Our executive offices, production facility, technology center and fulfillment center is located on Route 9A in Hawthorne, New York, where we lease 17,850 square feet. The lease expires February 28, 2010. In addition, we lease 800 square feet in Sharon, Massachusetts, where Working Values is based. This lease expires March 1, 2006. We also had a lease in Irvine, California, which we terminated on July 31, 2004.

LEGAL PROCEEDINGS

     We are not presently a party to any legal proceeding that we deem material.

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

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The names, ages and titles of our executive officers and directors, as of October 1, 2004, are as follows:

NAME                                          AGE                                  POSITION
---------------------------                  -----               ------------------------------------------------
Allen S. Greene                                57                Chief Executive Officer and Vice Chairman of
                                                                 the Board of Directors

William K. Grollman                            62                President, Secretary and Director

Jack Fingerhut                                 53                Senior Executive Vice President, President
                                                                 Accounting Division, Chief Financial and
                                                                 Accounting Officer, Treasurer and Director

David M. Gebler                                45                Senior Vice President and President, Working
                                                                 Values Ltd.

Joseph R. Fish                                 38                Chief Technology Officer

John F. Gamba(1)(2)                            65                Chairman of the Board of Directors

Bruce Judson(2)                                46                Director

Martin H. Lager(1)                             52                Director

Joshua A. Weinreich(1)(2)                      44                Director


----------
(1) Member of audit committee.
(2) Member of compensation and nominating committees.

     ALLEN S. GREENE. Mr. Greene has been our Vice Chairman of the Board and Chief Executive officer since April 2001. From August 1997 until December 1999 he was the Senior Executive Vice President, Chief Operating Officer, and Chief Lending Officer of Medallion Financial Corporation, a Nasdaq listed financial holding company lending to small business. Since 1997, Mr. Greene has been President of Veral & Co. LLC, a private consulting firm that provided general business, financial and M&A advisory services. Veral is currently inactive. Mr. Greene holds an MBA from Baruch College of the City University of New York and a BBA from the City University of New York in Finance and Investments.

     WILLIAM K. GROLLMAN. Dr. Grollman, along with Jack Fingerhut, is our founder. He has been our President and a director since 1981 and Secretary since 2001. In January 2004, Dr. Grollman was appointed to the Board of Directors of the publicly held Nomura Funds. Dr. Grollman received a Ph.D. in Business Administration from the New York University Graduate School of Business Administration. He earned an MBA in Accounting from the same institution and a BS degree in Economics with a major in Marketing from the Wharton School of the University of Pennsylvania. He is a member of the American Institute of Certified Public Accountants and the New York Society of Certified Public Accountants.

     JACK FINGERHUT. Mr. Fingerhut is one of our founders. Mr. Fingerhut has been a director since 1981 and served as our Chief Operating Officer from 1981 through 1998 when he was appointed President of the Accounting Division and Chief Financial Officer. In April 2004 he was also given the title Senior Executive Vice President and was appointed Secretary and Treasurer as well. In 1973, he received a BA degree in History from the University of Maryland and earned his MBA in Accounting from Rutgers University in 1974. He is certified to practice accounting in New Jersey. Mr. Fingerhut is a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

     DAVID M. GEBLER. Mr. Gebler joined us in April 2003 as a Senior Vice President and President of our Working Values Ltd. subsidiary. Mr. Gebler was the founder of Working Values Group Ltd. and was its President from December 1993 through March 31, 2003. Mr. Gebler received his JD from the University of California at Davis in 1984.

     JOSEPH R. FISH. Mr. Fish joined us in November 1998 when we acquired Creative Visual Enterprises. From November 1, 1998 through December 31, 1999 his title was Vice President of New Media. Since January 1, 2000 he has been our Chief Technology Officer. Mr. Fish attended Embry-Riddle Aeronautical University in Katterbach, Germany.

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

     JOHN F. GAMBA. Mr. Gamba joined us in January 2000 as Chairman of the Board. Since 1997, he has been President of his own consulting firm that specializes in advising high tech start-up companies on developing growth strategies. From July 1999 to January 2000, Mr. Gamba served as Chief Executive Officer of Virtual Education Corporation. He has been a member of the Board of Directors of Avante Global LLC since September 1999 and of PACE LLC (Partnership Academic and Community Excellence) since September 2001. Mr. Gamba also served on the Board of Bellcore (now Telecordia) and the Board of Trustees of Capital College, and now serves on the Committee for Undergraduate Financial Aid for the University of Pennsylvania. Mr. Gamba received a BS in Economics from the University of Pennsylvania Wharton School in 1961 and an MBA from Drexel University in 1969.

     BRUCE JUDSON. Mr. Judson has been a director since March 2000. Mr. Judson is a business consultant, providing consulting services, directly and through his wholly owned consulting business, The Judson Group, Inc., to various public and private companies. Since September 2000, Mr. Judson has been a Faculty Fellow at the Yale School of Management. Mr. Judson is also the founder and chief executive officer of Speed Anywhere, Inc., an Internet marketer of broadband and other services. Mr. Judson served as director of Activeworlds Corp. (OTCBB: AWLD), a provider of Internet-based three dimensional experiences, from April 2001 through August 2002. He also served as Activeworld's interim vice president of finance and treasurer from June through August 2002. Over the last five years, Mr. Judson has served as a director and a member of the advisory boards of a number of private companies as well as a member of the advisory board to a subsidiary of Phoenix Technologies Ltd. (Nasdaq: PTEC). He is the author of HYPERWARS: 11 STRATEGIES FOR SURVIVAL AND PROFIT IN THE ERA OF ONLINE BUSINESS (1999) AND NETMARKETING: HOW YOUR BUSINESS CAN PROFIT FROM THE ONLINE REVOLUTION (1996). Mr. Judson received an AB in Policy Studies in 1980 from Dartmouth College, a JD from The Yale Law School and an MBA from The Yale School of Management in 1984.

     MARTIN H. LAGER. Mr. Lager was appointed to our board of directors in April 2004. From January 1, 1996 through December 31, 2003 Mr. Lager was a partner in the accounting firm of Rubin & Katz LLP where he was the manager of the tax department. On January 1, 2004 Mr. Lager started his own accounting practice, Martin H. Lager, CPA. Mr. Lager received a B.S. in Accounting from Babson College in 1974 and an MBA in Taxation in 1980 from St. John's University. He is a licensed CPA in the State of New York.

     JOSHUA A. WEINREICH. Mr. Weinreich joined the Board in July 2001. Since March 2001 Mr. Weinreich has been the Chief Executive Officer and Global Head of Absolute Return Strategies, a unit of Deutsche Bank. From July 1999 until March 2001, Mr. Weinreich held the position of Regional Head of Deutsche Asset Management in the Americas. From January 1999 through July 1999, Mr. Weinreich was co-head of Bankers Trust Global Private Bank. Mr. Weinreich received a BA in Economics from Cornell University in 1982 and an MBA from the Wharton School in 1985.

     Immediately after this offering is completed, Mr. Fingerhut will relinquish the titles and roles of Chief Accounting and Financial Officer and Treasurer and Stanley P. Wirtheim will assume those positions. Mr. Wirtheim is a certified public accountant. He will work for us three full days per week on a part-time basis so that he will be able to maintain his independent accounting practice, Stanley P. Wirtheim, CPA, which he founded in 1997. Since 1981 he has performed accounting services for us as a consultant. Mr. Wirtheim received a BBA in accounting from Baruch College.

     The Board of Directors of the Company is divided into three classes as nearly equal in number as possible. Each year the shareholders will elect the members of one of the three classes to a three-year term of office. Messrs. Grollman and Gamba serve in the class whose term expires in 2005; Messrs. Fingerhut and Weinreich serve in the class whose term expires in 2006; and Messrs. Judson, Lager and Greene serve in the class whose term expires in 2007.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our Board of Directors has established an audit committee, a compensation committee and a nominating committee. The chairman of the audit committee is Mr. Lager and the other members of the audit committee are Messrs. Weinreich and Gamba. The audit committee will meet with management and our independent public accountants to determine the adequacy of internal controls and other financial reporting matters and review related party transactions for potential conflict of interest situations. The chairman of the compensation and nominating committees is Mr. Gamba and the other members of the compensation and nominating committees are Messrs. Weinreich and Judson. The compensation committee reviews and recommends the compensation and benefits payable to our officers, reviews general policy matters relating to employee compensation and benefits and administers our various stock option plans and other incentive compensation arrangements. The nominating committee is authorized to identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors of new nominees to be elected by stockholders or to be appointed to fill vacancies on the Board.

     The Board has determined that the chairman of the audit committee, Mr. Lager, is an "audit committee financial expert," as that term is defined in Item 401(h) of Regulation S-K, and "independent" for purposes of current and recently-adopted Amex listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

     We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. Once this offering is completed, the Code of Ethics will be posted on our website at www.smartpros.com and is filed as Exhibit 14.1 to this report.

COMPENSATION OF DIRECTORS

     Once this offering is effective, our directors will receive an annual fee of $5,000, payable in equal quarterly installments and $500 plus reimbursement for actual out-of-pocket expenses in connection with each board meeting attended in person and $200 for each board meeting attended telephonically. The head of the audit committee will receive an annual fee of $1,000, payable in equal quarterly installments. Each member of the audit, compensation and nominating committees will receive $500 for each committee meeting he attends in person and $200 for each audit committee meeting attended telephonically unless the meeting immediately precedes or follows a Board meeting, in which case he will receive $200 for attending in person or $100 if he attends by telephone.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION. The following table sets forth information regarding compensation awarded to, earned by, or paid to our Chief Executive Officer and our other most highly compensated executive officers whose compensation exceeded $100,000 in 2003 for all services rendered to us in all capacities during the last three completed fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                                                                        COMPENSATION
              NAME AND                                                                   SECURITIES
              PRINCIPAL                                                                  UNDERLYING
              POSITION                             YEAR            SALARY                  OPTIONS
-----------------------------------               ------          --------              ------------
Allen S. Greene, Vice Chairman of the
Board and Chief Executive Officer                  2003           $225,000                       --
                                                   2002           $225,000                  129,249
                                                   2001           $168,750(1)                    --
William K. Grollman, President,
Secretary and Director                             2003           $201,522                       --
                                                   2002           $201,522                       --
                                                   2001           $201,269(2)                    --
Jack Fingerhut, Chief Financial Officer
and Director                                       2003           $151,522                       --
                                                   2002           $151,522                       --
                                                   2001           $137,518(3)                    --

Joseph R. Fish, Chief Technology Officer           2003           $121,468                       --
                                                   2002           $125,892                       --
                                                   2001           $146,268                   34,897
David M. Gebler, Senior Vice President,
President of Working Values Ltd.                   2003           $135,000(4)                25,850


---------------------------------
(1) Employment commenced in April 2001.
(2) Does not include $10,000 paid in 2001 that was accrued in a previous year.
(3) Does not include $8,000 paid in 2001 that was accrued in a previous year.
(4) Employment commenced in April 2003.

OPTIONS HELD BY NAMED EXECUTIVES

     The following tables provide information with respect to stock options granted during the fiscal year ended December 31, 2003 to each of the executives named in the Summary Compensation Table above and the number and aggregate value of unexercised options held by those executives as of December 31, 2003. The per share exercise price of all options was equal to, or above, the estimated fair market value of a share of common stock on the date of grant. No options granted to any named executives have been exercised.

              OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 2003
                              (INDIVIDUAL GRANTS)

                                      PERCENT OF
                       NUMBER OF     TOTAL OPTIONS
                       SECURITIES     GRANTED TO
                       UNDERLYING    EMPLOYEES IN     EXERCISE     EXPIRATION
NAME                     OPTIONS      FISCAL YEAR      PRICE          DATE
------------------     ----------    -------------    --------    --------------
David M. Gebler         25,850(1)         83%           $5.32     March 31, 2013

-----------------
(1) These options vest ratably, 5,170 options, on each of March 31, 2004-2008.

                           2003 YEAR-END OPTION VALUES

                     NUMBER OF SHARES UNDERLYING        VALUE OF UNEXERCISED
                       UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                          FISCAL YEAR-END (#)          FISCAL YEAR-END ($)(1)
                     ---------------------------   -----------------------------
NAME                 EXERCISABLE   UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
------------------   -----------   -------------   -----------     -------------
Allen S. Greene         86,167         43,082        $31,536          $15,768
Joseph R. Fish          17,449         17,448        $     0          $     0
David M. Gebler              0         25,850        $     0          $     0

-----------------
(1) Assumes a $4.25 stock price based on a $12.75 initial public offering price for the units.

     None of the options referred to above had been exercised as of December 31, 2003.

EMPLOYMENT AGREEMENTS

     We have employments agreements with Allen S. Greene, William K. Grollman, Jack Fingerhut and David M. Gebler. Mr. Greene's employment agreement, dated as of May 1, 2004, is for a term of three years but renews automatically for a new three-year term at the end of the first year of each three-year term unless either party gives notice before the end of the first year of each three year term of its intention not to renew the agreement. Under his agreement, Mr. Greene receives a base salary of $236,250 per annum, which will increase to $250,000 once this offering is consummated. Mr. Grollman's employment agreement, dated as of April 1, 2003, is for a term of three years. Under his agreement, Mr. Grollman receives a base salary of $210,000 per annum. Mr. Fingerhut's employment agreement, dated as of April 1, 2003, is also for a term of three years. Under his agreement, Mr. Fingerhut receives a base salary of $157,500. In April 2004, the Board voted to increase Mr. Fingerhut's base salary to $170,000 once this offering is completed. The Board increased Mr. Fingerhut's salary, because it recognized that Mr. Fingerhut's salary has not kept pace with his increasing responsibilities, which include managing many of our key professional relationships in the accounting/finance area, developing course content, and supervisory responsibility for financial and administrative matters, and the overall value he brings to our business. In addition, as Senior Executive Vice President and President of the Accounting Division, once this offering is complete Mr. Fingerhut's responsibilities will continue to grow. Mr. Gebler's employment agreement, dated as of April 1, 2003, is also for a term of three years. Under his agreement, Mr. Gebler receives a base salary of $180,000. In addition, as an inducement to join the company as an executive officer, Mr. Gebler was granted stock options under our incentive option plan to purchase up to 25,850 shares of our common stock at $5.32 per share.

     Each employment agreement provides, among other things, for additional compensation and benefits including bonuses at times and amounts determined in the discretion of the Board, for fringe benefits commensurate with the executive's duties and responsibilities and for participation in all employee benefit programs or plans maintained by SmartPros on the same basis as other similarly situated executive employees. In addition to the foregoing, Mr. Gebler is entitled to a non-discretionary bonus equal to 23.335% of the net profits of Working Values in excess of $10,000 in each of the two years beginning April 1, 2003, but in no event more than $175,000 in the aggregate. No amount was payable to Mr. Gebler in connection with the 12-month period ended March 31, 2004.

     Under each agreement, we, for cause or without cause, may terminate employment immediately and without notice. Termination by us without cause or in the case of Mr. Gebler, by him for good reason, would subject us to liability for liquidated damages in an amount equal to (i) the terminated executive's base salary at the then current rate for the remaining term of the employment agreement, (ii) a bonus equal to the highest annual bonus received in the last five years multiplied by the number of years or fraction thereof and (iii) including, for the remaining term of the employment agreement, the right to the same benefits at the same levels. In addition to the foregoing, Mr. Gebler will be entitled to receive his non-discretionary bonus, if any, and all of his stock options will immediately become exercisable. Finally, each employment agreement provides that if we do not extend the employment term for at least one three-year term after the expiration of the initial term at a fixed minimum base salary defined in the agreement, the executive is entitled to a lump sum payment equal to 50% of his then base salary.

EQUITY COMPENSATION PLANS

     To attract and retain the personnel necessary for our success, the Board and our stockholders adopted our 1999 Stock Option Plan. As initially adopted, this plan covered options for 284,346 shares of common stock. In July 2001, the plan was amended to cover options for 516,993 shares of common stock and in April 2004 the plan was amended to cover options for 882,319 shares of common stock. Until now, the Board has administered the plan. Once this offering is consummated, the compensation committee of the Board will administer the plan. The plan covers employees and others who perform services for us, which would include directors and consultants. The administrator of the plan, whether the Board or the compensation committee, determines who is eligible to receive these incentive stock options, how many options they will receive, the term of the options, the exercise price and other conditions relating to the exercise of the options. Stock options granted under the plan must be exercised within a maximum of 10 years from the date of grant at an exercise price that is not less than the fair market value of the common shares on the date of the grant. Options granted to shareholders owning more than 10% of our outstanding common shares must be exercised within five years from the date of grant and the exercise price must be at least 110% of the fair market value of the common shares on the date of the grant.

     In 2001, we issued to consultants warrants to purchase up to 10,084 shares of our common stock at a price $46.42 per share at any time on or before March 2, 2005.

     The following table sets forth information as of December 31, 2003 relating to all of our equity compensation arrangements.

                                                NUMBER OF SECURITIES    WEIGHTED AVERAGE     NUMBER OF SECURITIES
                                                 TO BE ISSUED UPON     EXERCISE PRICE OF    REMAINING AVAILABLE FOR
                                                    EXERCISE OF            OUTSTANDING       FUTURE ISSUANCE UNDER
                                                OUTSTANDING OPTIONS        OPTIONS AND        EQUITY COMPENSATION
                                                    AND WARRANTS            WARRANTS                 PLANS
                                                --------------------   -----------------    -----------------------
Equity compensation plans
approved by stockholders (1)                            368,136               $ 4.75               514,183

Equity compensation plans
not approved by stockholders (2)                         10,084               $46.42                    --


--------------------
(1) The 1999 Stock Option Plan.
(2) Warrants issued to consultants.

     On August 3, 2004, the Board authorized the issuance of 40,000 shares of our common stock to Allen S. Greene, our chief executive officer. The shares will be issued to Mr. Greene on the date of this offering. Of the 40,000 shares to be issued, 10,000 shares will vest immediately and 10,000 shares will vest on each of the first, second and third anniversary dates of this offering. Mr. Greene will be deemed the owner of these shares as of the date of grant and, as such, will be entitled to vote them on all matters presented to stockholders for a vote and will be entitled to dividends, if any, payable on our common stock. If Mr. Greene terminates his employment with us voluntarily or we terminate him for "cause," as defined in his employment agreement, any unvested shares will be forfeited and will revert to the company. If Mr. Greene's employment with us is terminated without "cause," or if his employment is terminated as a result of his death or disability (as defined in his employment agreement), or if we experience a change in control (as defined in his employment agreement) any unvested shares will immediately vest.

     The Board approved the issuance of shares to Mr. Greene on the basis of its belief that the stock grant is appropriate and meets four important business needs. First, the grant recognizes Mr. Greene's outstanding performance by achieving positive cash flows, profitability in the second quarter of 2004 and positioning the company for an initial public offering. Second, it provides a meaningful retention tool. Third, it ties his personal financial benefit to that of the company. Fourth, it is a positive factor for future investors who want to see top management having a substantial personal financial interest in the future of the company.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of individual directors for specified breaches of their fiduciary duty. The effect of this provision is to eliminate the liability of directors for monetary damages arising out of their failure, through negligent or grossly negligent conduct, to satisfy their duty of care, which requires them to exercise informed business judgment. The liability of directors under the federal securities laws is not affected. A director may be liable for monetary damages only if a claimant can show receipt of financial benefit to which the director is not entitled, intentional infliction of harm on us or on our shareholders, a violation of section 174 of the Delaware General Corporation Law (dealing with unlawful distributions to shareholders effected by vote of directors), and any amended or successor provision thereto, or an intentional violation of criminal law.

     Our certificate of incorporation also provides that we will indemnify each of our directors or officers, and their heirs, administrators, successors and assigns against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid or to be paid in settlement before or after suit is commenced, actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding, in which they, or any of them are made parties, or which may be asserted against them or any of them by reason of being, or having been, directors or officers of the corporation, except in relation to such matters in which such director or officer shall be adjudged to be liable for his own negligence or misconduct in the performance of his duty.

     There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which we are required or permitted to provide indemnification, except as set forth under Certain Relationships and Related Party Transactions. We are also not aware of any threatened litigation or proceedings that may result in a claim for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons under our certificate of incorporation, we have been informed that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is unenforceable.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     In February 2002, we sold 2,000 shares of our Series A Convertible Preferred Stock to our President, William Grollman. The purchase price for these shares, $200,000, was reflected in a secured promissory note in the original principal amount of $200,000. The note accrues interest at the rate of 5.5% per annum and the entire principal amount and all accrued interest is due and payable on February 14, 2007. As security for the repayment of this note, Mr. Grollman pledged the 2,000 shares of Series A Convertible Preferred Stock, convertible into 82,719 shares of common stock, and an additional 41,359 shares of common stock that he owns. (All share numbers give retroactive effect to the reverse stock split.)

     In August 2001, we borrowed $500,000 from Freshstart Venture Capital Corp., an affiliate of Medallion Financial Corporation, the former employer of our Chief Executive Officer, Allen S. Greene. As a condition to making the loan, Medallion required that Mr. Greene contribute $50,000 towards the loan proceeds. As a result, Mr. Greene receives a portion of each payment we make to Freshstart in regard to this loan. This loan is payable in 60 equal monthly installments of $8,333.33 with interest computed at a rate equal to the prime rate plus 5%, adjusted monthly. The interest rate may never be less than 11.75% or higher than 13%. The current rate is 11.75%. In May 2003 we borrowed an additional $100,000 from Freshstart to upgrade our video production facility. This loan is payable in 60 equal monthly installments of $1,666.33 with interest computed at a rate equal to the prime rate plus 5%, adjusted monthly. The interest rate may never be less than 9.25% or higher than 11%. The current rate is 9.25%. Both loans are secured by a first priority security interest on all of our fixed assets and a second priority security interest in all of our receivables. The loans are callable at the option of Freshstart 90 days after Mr. Greene's employment with us terminates if a replacement satisfactory to Freshstart is not found.

     In April 2003, we acquired assets from Working Values Group Ltd. David Gebler, Senior Vice President and the President of our Working Values subsidiary, was the principal stockholder of Working Values Group. As part of the purchase price, we agreed to pay Mr. Gebler a non-discretionary bonus equal to 26.665% of the net profits (as defined) of Working Values in excess of $10,000 in each of the two years beginning April 1, 2003, but in no event more than $200,000 in the aggregate. This is in addition to any amount payable to Mr. Gebler under his employment agreement. No amount was payable to Mr. Gebler in connection with the 12-month period ended March 31, 2004.

     Immediately after this offering is completed Stanley P. Wirtheim, CPA will join us as our Chief Accounting and Financial Officer and Treasurer. Mr. Wirtheim has been providing us with accounting services as a consultant. Since July 2002, we have paid him at the rate of $5,000 per month, or $60,000 per year.

     On August 3, 2004, the Board authorized the issuance of 40,000 shares of our common stock to Allen S. Greene, our chief executive officer. The shares will be issued to Mr. Greene on the date of this offering. Of the 40,000 shares to be issued, 10,000 shares will vest immediately and 10,000 shares will vest on each of the first, second and third anniversary dates of this offering. Mr. Greene will be deemed the owner of these shares as of the date of grant and, as such, will be entitled to vote them on all matters presented to stockholders for a vote and will be entitled to dividends, if any, payable on our common stock. If Mr. Greene terminates his employment with us voluntarily or we terminate him for "cause," as defined in his employment agreement, any unvested shares will be forfeited and will revert to the company. If Mr. Greene's employment with us is terminated without "cause," or if his employment is terminated as a result of his death or disability (as defined in his employment agreement), or if we experience a change in control (as defined in his employment agreement) any unvested shares will immediately vest.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of our common shares as of the date of this prospectus by:

     o each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding common shares;

     o   each of our directors;

     o   each executive officer named in the Summary Compensation Table above;
         and

     o   all of our directors and executive officers as a group.

     The following table does not take into account any common shares sold as a result of the exercise of the over-allotment option granted to the underwriters. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all of the common shares owned by them. The individual shareholders have furnished all information concerning their respective beneficial ownership to us.

                                                                                     PERCENT OF COMMON SHARES
                                                                                         BENEFICIALLY OWNED
                                                                                 ---------------------------------
                                                         COMMON SHARES             BEFORE                AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER (1)            BENEFICIALLY OWNED (2)        OFFERING            OFFERING (3)
----------------------------------------            ----------------------       -----------          ------------
Allen S. Greene                                           255,728(4)                6.5%(5)              4.9%
William K. Grollman                                       492,775(6)               15.4%                 9.7%
Jack Fingerhut                                            156,193                   4.9%                 3.1%
David M. Gebler                                             5,170(7)                  *                    *
Joseph R. Fish                                             34,897(7)                1.1%                   *
John F. Gamba                                             142,779(8)                4.4%                 2.8%
Martin H. Lager                                                --                    --                   --
Bruce Judson                                               10,132(9)                  *                    *
Joshua A. Weinreich                                       223,531(10)               7.0%                 4.4%
All directors and executive officers
as a group (9 persons)                                  1,321,205(11)              37.3%                24.1%


------------------
*Less than 1%

(1) All addresses are c/o SmartPros Ltd., 12 Skyline Drive, Hawthorne, New York 10532.

(2) According to the rules and regulations of the SEC, common shares that a person has a right to acquire within 60 days of the date of this prospectus are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Takes into account the 50,000 shares underlying the 16,667 units we will issue to our attorneys and the 40,000 shares of common stock that we will issue to Allen S. Greene, our chief executive officer, on the date of this offering.

(4) Includes 129,249 shares underlying vested options and options exercisable within 60 days of the date of this prospectus and 40,000 shares of common stock that we will issue to Mr. Greene on the date of this offering, of which 10,000 shares will vest immediately and 30,000 will vest ratably on each of the first, second and third anniversary of the date of this offering.

(5) Does not take into account the 40,000 shares of common stock that we will issue to Mr. Greene on the date of this offering, of which 10,000 shares will vest immediately and 30,000 will vest ratably on each of the first, second and third anniversary of the date of this offering.

(6) Includes 9,399 shares owned by his wife, Gail Grollman and 775 shares underlying outstanding options granted to Mrs. Grollman.

(7)  Reflects shares underlying outstanding options.

(8) Includes 93,032 shares held in trust and 49,374 shares underlying outstanding options.

(9)  Includes 6,979 shares underlying outstanding options.

(10) Includes 9,306 shares underlying outstanding options.

(11) Includes 235,750 shares underlying outstanding options.

         All of the common shares set forth in the above table are covered by lock-up agreements prohibiting their sale, assignment or transfer for one year following the date of this prospectus without the prior written consent of the underwriters' representative.

                            DESCRIPTION OF SECURITIES

     As of the date of this prospectus, our authorized capital stock consists of 30,000,000 shares of common stock, par value $.0001 per share and 1,000,000 shares of undesignated preferred stock, par value $.001 per share. After this offering, we will have 5,090,000 shares of common stock issued and outstanding, 5,360,000 if the over-allotment option is exercised in full. In addition, 58,006 shares of common stock are designated as treasury shares. As of the date of this prospectus, we have 3,290,000 shares of common stock outstanding held of record by approximately 200 stockholders taking into account the 50,000 shares of common stock underlying the units that we will issue to our attorneys and the 40,000 shares of common stock that we will issue to our chief executive officer on the date of this offering.

UNITS

     Each unit consists of three shares of common stock and one and a half warrants. Each whole warrant entitles its holder to purchase one share of common stock. Initially, only the units will trade. The common stock and the warrants included in the units will not trade separately until the tenth business day following the date on which the representative notifies us and the American Stock Exchange that they will begin trading separately. Separate trading in the common stock and the warrants may not commence any earlier than November 19, 2004 or later than December 3, 2004. Once separate trading in the common stock and warrants commences, the units will cease trading and they will be delisted. We will announce in advance the delisting of the units and the commencement of trading in the stock and the warrants by a public press release. Unit holders who wish to hold physical certificates will receive unit certificates. These unit certificates may, at any time, be exchanged for separate certificates of shares and warrants. Unit holders will receive cash in the place of any fractional warrants created in connection with the separation of the units. The amount of cash paid for any fractional interest in warrants will be equal to 50% of the closing price of our warrants on the date of separation of the units.

     At closing, we will deliver only unit certificates. An investor can request physical delivery of the certificate and can immediately request that the unit certificate be exchanged for stock and unit warrant certificates. If the investor does so before the stock and unit warrants trade separately, trades based on the stock and unit warrant certificates will not clear until trading in those securities commences.

COMMON STOCK

     The holders of outstanding shares of common stock are entitled to receive dividends out of legally available assets when and to the extent determined by our board of directors from time to time. Each stockholder is entitled to one vote for each share held by him on each matter submitted to a vote of stockholders, including the election of directors. Our certificate of incorporation prohibits cumulative voting. Each director is elected by a majority vote of the holders of the shares of common stock voting. The shares of common stock are not entitled to preemptive rights and are not convertible or redeemable. In the case of a liquidation, dissolution or other termination or our business, the holders of common stock are entitled to share ratably in the distribution of all of our assets remaining available for distribution after all of our liabilities have been satisfied. Each outstanding share of common stock is, and all shares of common stock outstanding after this offering is completed will be, fully paid and nonassessable.

UNIT WARRANTS

     GENERAL. The unit warrants issued in this offering may be exercised at any time beginning on the date on which they start to trade separately, which can be no earlier than November 19, 2004 and no later than December 3, 2004 and ending on October 19, 2009. Each unit warrant entitles the holder to purchase one share of common stock at an exercise price of $7.125. This exercise price will be adjusted if specific events, summarized below, occur. A holder of unit warrants will not be deemed a holder of the underlying stock for any purpose until the unit warrant is exercised.

     REDEMPTION. Beginning April 19, 2005, we will have the right to redeem the unit warrants at a price of $0.25 per warrant, after providing 30 days' prior written notice to the warrantholders, at any time after the closing price for our common stock, as reported on the principal exchange on which our stock trades, was at or above $9.50 for any five consecutive trading days. We will send a written notice of redemption by first class mail to holders of the unit warrants at their last known addresses appearing on the registration records maintained by the transfer agent. No other form of notice or publication or otherwise will be required. If we call the unit warrants for redemption, the holders of the unit warrants will then have to decide whether to sell the unit warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption. If the unit warrants are not covered by a current registration statement or are not qualified for sale under the laws of the state in which you reside, you may not be able to exercise them.

     EXERCISE. The holders of the unit warrants may exercise them only if an appropriate registration statement is then in effect and if the common stock issuable upon their exercise are qualified for sale under the securities laws of the state in which the holder resides. To exercise a unit warrant, the holder must deliver to our transfer agent the unit warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of unit warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the unit warrants.

     In order for you to exercise the warrants, the shares of common stock underlying them must be covered by an effective registration statement and, if the issuance of shares is not exempt under state securities laws, must be properly registered with state securities regulators. At present, we plan to have a registration statement current when the warrants are exercised and, to the extent that the underlying shares do not qualify for one or more exemptions under state securities laws, we intend to register the shares with the relevant authorities. However, we cannot provide absolute assurances that state exemptions will be available, the state authorities will permit us to register the underlying shares, or that an effective registration statement will be in place at the relevant time(s). These factors may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

     ADJUSTMENT OF EXERCISE PRICE. The exercise price of the unit warrants will be adjusted if we declare any stock dividend to stockholders or effect any split or share combination with regard to our common stock. If we effect any stock split or stock combination with regard to our common stock, the exercise price in effect immediately before the stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares underlying a unit warrant or, if we elect, an adjustment of the number of unit warrants outstanding.

OPTIONS AND WARRANTS

     As of the date of this prospectus, we had outstanding options covering a total of 368,136 shares of common stock, of which employees hold options covering 253,881 shares of common stock; directors hold options covering 65,659 shares of common stock; and others hold options covering 48,596 shares of common stock. These options have exercise prices ranging from $2.15 to $32.13 per share and expire between 2004 and 2013. Of the options outstanding at June 30, 2004, 327,229 are exercisable. In addition, as of the date of this prospectus, we had outstanding warrants to purchase 10,084 shares of common stock at a price of $46.42 per share. These warrants expire in March 2005.

AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation does not impose any supermajority vote requirements except that a 75% supermajority is required to amend Article Eighth of the certificate of incorporation, which divides the board into three classes.

TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock and the warrant agent for the unit warrants is American Stock Transfer and Trust Company, located in New York, New York.

                                  UNDERWRITING

     The underwriters named below have severally agreed, subject to the terms and conditions contained in an underwriting agreement with us, to purchase 600,000 units, each unit consisting of three shares of common stock and one and one-half warrants, each whole warrant exercisable to purchase one share of common stock from us at the price set forth on the cover page of this prospectus, in accordance with the following table:

                                                                    NUMBER OF
UNDERWRITER                                                           UNITS
---------                                                           ---------
Paulson Investment Company, Inc.                                     420,000
Newbridge Securities Corporation                                      90,000
Joseph Gunnar & Co., LLC                                              90,000
                                                                    --------
Total                                                                600,000
                                                                    ========

     NATURE OF UNDERWRITING COMMITMENT. The underwriting agreement provides that the underwriters are committed to purchase all the units offered by this prospectus if any units are purchased. This commitment does not apply to 90,000 units covered by the over-allotment option granted by us to Paulson Investment Company, Inc., the representative of the several underwriters, to purchase additional units in this offering.

     CONDUCT OF THE OFFERING. We have been advised by the representative that the underwriters propose to offer the units to be sold in this offering directly to the public at the public offering price set forth on the cover page of this prospectus and to securities dealers at that price less a concession of not more than $0.51 per share. The underwriters may allow, and those dealers may reallow, a concession not in excess of $0.10 per unit to other dealers. After the units are released for sale to the public, the underwriters may change the offering price and other selling terms from time to time. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

     OVER-ALLOTMENT OPTION. We have granted the representative an option, expiring December 3, 2004, to purchase up to 90,000 additional units from us on the same terms as set forth in this prospectus with respect to the 600,000 units. The representative may exercise this option, in whole or in part, only to cover over-allotments, if any, in the sale of the units offered by this prospectus.

     OFFERING DISCOUNTS. We have agreed to sell the units, including the units covered by the over-allotment option, to the underwriters at a discount of eight percent (8%) from the unit public offering price set forth on the cover page of this prospectus.

     EXPENSE ALLOWANCE. We have agreed to pay the representative a non-accountable expense allowance equal to three percent (3%) of the aggregate public offering price of the firm commitment units (and not the over-allotment units) sold by us in this offering, or $229,500.

     The following table provides information regarding the amount of the discount and non-accountable expense allowance, as determined in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc., to be paid to the underwriters by us:

                                                                         TOTAL DISCOUNT AND
                                                                          NON-ACCOUNTABLE
                                                         TOTAL            EXPENSE ALLOWANCE     TOTAL DISCOUNT
                                                    NON-ACCOUNTABLE          PAID BY US          PAID BY US ON
                                       TOTAL            EXPENSE               ON FIRM           OVER-ALLOTMENT
                                     DISCOUNT          ALLOWANCE         COMMITMENT UNITS(1)       UNITS(1)
                                     --------       ---------------      -------------------    --------------
Per Unit                             $   1.02           $ 0.3825              $ 1.4025              $  1.02
Total                                $612,000           $229,500              $841,500              $91,800


-----------------
(1) Does not take into account the representative's warrant described below.

     REIMBURSEMENT OF CERTAIN EXPENSES. We have agreed to reimburse the representative for certain due diligence expenses relating to obtaining information on key company personnel. We estimate these expenses to be approximately $6,000.

     UNDERWRITERS' WARRANTS. On completion of this offering, we will issue to the representative a warrant to purchase from us up to 60,000 units, identical in all respects to the units being sold to the public, for a price of $15.30 per unit (120%). This warrant is exercisable beginning April 17, 2005 through October 19, 2009. This warrant may not be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrant or the underlying securities by any person for a period of 180 days following the effective date of this offering or commencement of sales of the public offering except by operation of law or to an individual who is an officer or partner of the underwriters and the members of the selling group but only if all securities so transferred remain subject to this lock-up restriction for the remainder of the 180-day period. The holder of this warrant will have, in that capacity, no voting, dividend or other shareholder rights. This warrant and the securities underlying them are being registered pursuant to the registration statement of which this prospectus is a part. During the term of this warrant, the holder is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while this warrant is outstanding. At any time at which this warrant is likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

     INDEMNIFICATION. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

     Lock-up Agreements. Our officers, directors and stockholders holding approximately 96% of the issued and outstanding shares of our common stock before this offering have agreed not to sell or transfer any shares of our common stock or equity securities for a period of one year after the date of this public offering, without first obtaining the written consent of the representative. Specifically, these officers and directors have agreed not to, directly or indirectly:

     o sell or offer to sell any shares of our common stock or equity securities;

     o grant any option to sell any shares of our common stock or equity securities;

     o   engage in any short sale of our common stock or equity securities;

     o pledge or otherwise transfer or dispose of any shares of our common stock or equity securities; or

     o   publicly announce an intention to do any of the foregoing.

     These lock-up agreements apply to all securities that are currently owned or later acquired either of record or beneficially by the persons executing the agreements. However, the representative may, in its sole discretion and without notice, release some or all of the securities subject to these agreements at any time during the ninety-day period. Currently, there are no agreements by the representative to release any of the securities from the lock-up agreements.

     STABILIZATION AND OTHER TRANSACTIONS. The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

     o transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

     o Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

     o Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

     o A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

     If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the American Stock Exchange, in the over-the-counter market or otherwise.

     EXPENSES. The following table sets forth an itemization of all expenses we will pay in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee, the NASD filing fee and American Stock Exchange listing fee, the amounts listed below are estimates:

NATURE OF EXPENSE                                                      AMOUNT
-------------                                                        -----------

SEC registration fee                                                 $  2,246.53
Underwriters' nonaccountable expense allowance                        229,500.00
NASD filing fees                                                        2,586.00
AMEX listing fee                                                       45,000.00
Accounting fees and expenses                                          100,000.00
Legal fees and expenses                                               280,000.00
Printing and related expenses                                          85,000.00
Transfer agent fees and expenses                                        2,500.00
Miscellaneous expenses                                                 42,667.47
                                                                      ----------
Total                                                                $789,500.00
                                                                     ===========


                                  LEGAL MATTERS

     The validity of the common shares offered by this prospectus will be passed upon for us by Morse, Zelnick, Rose & Lander LLP, New York, New York. Affiliates of Morse, Zelnick, including its partners, own an aggregate of 30,700 shares of our common stock and have options to purchase an additional 15,510 shares of common stock at a price of $5.32 per share, which expires in July 2011. In addition, upon the completion of this offering, we will issue approximately 16,667 units to Morse Zelnick affiliates in consideration for legal services rendered in connection with this offering. Holland & Knight LLP will pass upon certain matters for the underwriters named in this prospectus in connection with this offering.

                                     EXPERTS

     McGladrey & Pullen LLP, independent auditors, have audited our financial statements as of and for the years ended December 31, 2002 and 2003 as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on McGladrey & Pullen's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     In connection with the units offered by this prospectus, we have filed a registration statement on Form SB-2 under the Securities Act with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our units, shares and warrants, and us you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the Securities and Exchange Commission's public reference facilities, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

     We intend to furnish our shareholders with annual reports containing financial statements audited by our independent certified public accountants.

CONTENTS



Unaudited Condensed Consolidated Financial Statements as at and for the Six Months Ended June 30, 2004 and 2003:


Condensed Consolidated Balance Sheets                                       F-2

Condensed Consolidated Statement of Operations                              F-3

Condensed Consolidated Statement of Cash Flows                              F-4

Notes to Unaudited Condensed Consolidated Financial Statements              F-5


Audited Consolidated Financial Statements as at and for the Years Ended December 31, 2003 and 2002:

Report of Independent Registered Public Accounting Firm                     F-9

Consolidated Balance Sheets                                                 F-10

Consolidated Statement of Operations                                        F-11

Consolidated Statement of Stockholders' Deficit                             F-12

Consolidated Statement of Cash Flows                                        F-13

Notes to Consolidated Financial Statements                                  F-14

SMARTPROS LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                               JUNE 30, 2004                  DECEMBER 31, 2003
                                                                       -----------------------------     ---------------------------
                                                                                        PRO FORMA                       PRO FORMA
                                                                         ACTUAL          (NOTE 1)                        (NOTE 1)
                                                                       (UNAUDITED)      (UNAUDITED)       ACTUAL        (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                            $    759,007    $    546,993
  Accounts receivable, net of allowance for doubtful
    accounts of $67,984 and $78,357                                         757,874         662,368
  Prepaid expenses and other current assets                                 441,653         128,580
                                                                       ------------    ------------
    TOTAL CURRENT ASSETS                                                  1,958,534       1,337,941
                                                                       ------------    ------------
Property and equipment, net                                                 635,044         753,435
                                                                       ------------    ------------
Goodwill                                                                     53,434          53,434
Intangible assets, net                                                    2,518,951       2,679,503
Other assets, including restricted cash of $150,000                         327,662         357,881
                                                                       ------------    ------------
                                                                          2,900,047       3,090,818
                                                                       ------------    ------------
                                                                       $  5,493,625    $  5,182,194
                                                                       ============    ============

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
  Note payable for treasury stock                                      $     24,000    $     60,000
  Current maturities of long-term debt                                      266,004         282,004
  Current maturities of capital lease obligations                            67,380          75,340
  Accounts payable                                                          423,627         581,950
  Accrued expenses                                                          500,777         500,988
  Deferred revenue                                                        3,916,158       3,415,224
                                                                       ------------    ------------
    TOTAL CURRENT LIABILITIES                                             5,197,946       4,915,506
                                                                       ------------    ------------

Long-Term Liabilities:
  Long-term debt, less current maturities                                   280,997         400,999
  Obligations under capital leases, less current maturities                  66,650          91,873
  Other-long-term liabilities                                               146,349         146,349
                                                                       ------------    ------------
    TOTAL LONG-TERM LIABILITIES                                             493,996         639,221
                                                                       ------------    ------------
Commitments and contingencies
Stockholders' (deficit):
  Convertible preferred stock, $.001 par value, authorized 1,000,000
    shares, 14,979 issued and outstanding actual; none pro forma                 15    $         --              15     $        --
  Common stock, $.0001 par value, authorized 30,000,000 shares,
    2,638,484 issued and 2,580,478 outstanding restated; 3,258,006
    shares issued and 3,200,000 shares outstanding pro forma                    510             326             510             326
  Common stock in treasury, at cost -
    58,006 shares restated                                                 (220,000)       (220,000)       (220,000)       (220,000)
  Additional paid-in capital                                             10,213,213      10,213,412      10,213,213      10,213,412
  Accumulated (deficit)                                                  (9,992,055)     (9,992,055)    (10,166,271)    (10,166,271)
                                                                       ------------    ------------    ------------    ------------
                                                                              1,683           1,683        (172,533)       (172,533)
Note receivable from stockholder                                           (200,000)       (200,000)       (200,000)       (200,000)
                                                                       ------------    ------------    ------------    ------------
    TOTAL STOCKHOLDERS' (DEFICIT)                                      $   (198,317)   $   (198,317)       (372,533)   $   (372,533)
                                                                       ------------    ------------    ------------    ------------


                                                                       $  5,493,625                    $  5,182,194
                                                                       ============                    ============






See Notes to Condensed Consolidated Financial Statements (Unaudited).

SMARTPROS LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
                                                        2004            2003
--------------------------------------------------------------------------------

Net revenues                                         $ 4,592,296    $ 4,322,944
Cost of revenues                                       1,686,988      1,823,107
                                                     -----------    -----------
    GROSS PROFIT                                       2,905,308      2,499,837
                                                     -----------    -----------

Operating expenses:
  Selling, general and administrative                  2,355,409      2,295,453
  Depreciation and amortization                          346,226        331,415
                                                     -----------    -----------
                                                       2,701,635      2,626,868
                                                     -----------    -----------
    OPERATING INCOME (LOSS)                              203,673       (127,031)
                                                     -----------    -----------

Other income (expense):
   Interest income                                         7,318          8,033
   Interest expense                                      (36,775)       (49,463)
                                                     -----------    -----------
                                                         (29,457)       (41,430)
                                                     -----------    -----------

Income (loss) before provision for income tax            174,216       (168,461)
Provision for income tax                                      --             --
                                                     -----------    -----------

NET INCOME (LOSS)                                    $   174,216    $  (168,461)
                                                     ===========    ===========

Net income (loss) per common share:
  Basic                                              $       .07    $      (.06)
                                                     ===========    ===========
  Diluted                                            $       .05    $      (.06)
                                                     ===========    ===========

Weighted average number of shares:
  Basic                                                2,580,478      2,610,514
                                                     ===========    ===========
  Diluted                                              3,244,262      2,610,514
                                                     ===========    ===========





See Notes to Condensed Consolidated Financial Statements (Unaudited).

SMARTPROS LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)

                                                          2004           2003
--------------------------------------------------------------------------------
Cash flows from operating activities:
  Net (loss)                                            $ 174,216     $(168,461)
  Adjustments to reconcile net (loss) to net
    cash provided by operating activities:
    Depreciation and amortization                         346,226       331,415
    (Increase) decrease in:
      Accounts receivable                                 (95,306)       54,386
      Prepaid expenses and other current assets          (313,073)          661
    Increase (decrease) in:
      Accounts payable and accrued expenses              (158,536)      (85,395)
      Deferred revenue                                    500,734       336,058
      Other long-term liabilities                              --         6,334
                                                        ---------     ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES           454,261       474,998
                                                        ---------     ---------
Cash flows from investing activities:
  Purchase of equipment                                   (37,062)      155,050
  Cash paid for business acquisition                          (--)     (110,250)
                                                        ---------     ---------
        NET CASH (USED IN) INVESTING ACTIVITIES           (37,062)     (265,300)
                                                        ---------     ---------
Cash flows from financing activities:
  Payments of note payable - treasury stock               (36,000)           --
  Proceeds from issuance of long-term debt                     --       100,000
  Proceeds from equipment financing                        10,135            --
  Payments of long-term debt                             (136,002)     (146,667)
  Payments under capital lease obligations                (43,318)      (19,278)
                                                        ---------     ---------
        NET CASH (USED IN) FINANCING ACTIVITIES           205,185       (65,945)
                                                        ---------     ---------

        NET INCREASE IN CASH                              212,014       143,753
Cash and cash equivalents at beginning of year            546,993       362,943
                                                        ---------     ---------
Cash and cash equivalents at end of year                $ 759,007     $ 506,696
                                                        =========     =========
Supplemental disclosure:
  Interest paid                                         $  36,775     $  49,463
                                                        =========     =========
Supplemental disclosure of noncash investing and
  financing activities:
  Equipment purchased under capital leases              $  10,135     $      --
                                                        =========     =========





See Notes to Condensed Consolidated Financial Statements (Unaudited).

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SmartPros, Ltd. ("SmartPros" or the "Company"), a Delaware corporation, was organized in 1981 as Center for Video Education, Inc. for the purpose of producing educational videos primarily directed to the accounting profession. SmartPros' primary products today are periodic video and Internet subscription services directed to corporate accountants and financial managers, accountants in public practice and CPA exam candidates. In addition, the Company also produces a series of continuing education courses directed to the engineering profession as well as a series of courses designed for candidates for the professional engineering exam. SmartPros also produces custom videos and rents out its studios. SmartPros is located in Hawthorne, New York, where it maintains its corporate offices, new media lab, video production studios and tape duplication facilities. While the Company's management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a company wide basis. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable segment.

  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements reflect all adjustments, which, in the opinion of management, are necessary for a fair presentation of the results of operations for the periods shown and include the accounts and results of the Company's wholly-owned subsidiary, Working Values, Ltd. Such adjustments consisted only of normal recurring items. All significant intercompany accounts have been eliminated in consolidation. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period.

     These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company's year end financial statements included elsewhere in this registration statement.

  PRO FORMA PRESENTATION

     The unaudited pro forma stockholders' deficit as of June 30, 2004 and December 31, 2003 has been prepared assuming the conversion of the outstanding Series A Convertible Preferred Stock (the "Convertible Preferred Stock") into 619,522 shares of Common Stock. The Convertible Preferred Stock automatically converts into Common Stock immediately before the closing of an initial pubic offering if specified aggregate valuation and minimum proceeds are met.

     The unaudited pro forma net income per common share is shown below, assuming the conversion of the Convertible Preferred Stock. The unaudited pro forma net income per common share is computed based upon the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are included in the calculations where the effect of their inclusion would be dilutive. The Convertible Preferred Stock to be converted into Common Stock immediately before the closing of the initial public offering is treated as having been converted into Common Stock at the dates of original issuance.

                                                       SIX MONTHS ENDED JUNE 30,
                                                       -------------------------
                                                          2004          2003
                                                        ---------   ------------

Net income (loss)                                       $ 174,216   $  (168,461)
                                                        =========   ===========

Pro forma basic income (loss) per common share          $     .05   $      (.05)
                                                        =========   ===========

Pro forma diluted income (loss) per common share        $     .05   $      (.05)
                                                        =========   ===========

Pro forma basic weighted average common
  shares outstanding                                    3,200,000     3,230,037
                                                        =========   ===========

Pro forma diluted weighted average common
  shares outstanding                                    3,244,262     3,230,037
                                                        =========   ===========

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     The Company recognizes revenues from its subscription services as earned. Video subscriptions are generally billed on an annual basis, while on-line subscriptions are paid by credit card at point of sale. Both of these types of sales are deferred at the time of billing or payment and amortized into revenue on a monthly basis over the term of the subscription, which is generally one year. Engineering products are non-subscription based and revenue is recognized upon shipment or, in the case of on-line sales, payment. Revenues from non-subscription services provided to customers, such as web-site design, video production, consulting services and custom projects are generally recognized on a proportional performance basis where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. The Company obtains either signed agreements or purchase orders from its non-subscription customers outlining the terms and conditions of the sale or service to be provided. Otherwise, such services are recognized as revenues after completion and delivery to the customer. Duplication and related services are generally recognized upon shipment or, if later, when the Company's obligations are complete and realization of receivable amounts is assured.

  CAPITALIZED COURSE COSTS

     Capitalized course costs include the direct cost of internally developing proprietary educational products and materials that have extended useful lives. Amortization of these capitalized course costs commences with the realization of course revenues. The amortization period is three years. Other course costs incurred in connection with any of the Company's monthly subscription products or custom work are charged to expense as incurred. Included in other assets at June 30, 2004 are capitalized course costs of $151,097, net of accumulated amortization of $30,219.

  DEFERRED REVENUE

     Deferred revenue related to subscription services represents the portion of unearned subscription revenue, which is amortized on a monthly, straight-line basis, as earned. Deferred revenue related to website design and video production services represents that portion of amounts billed by the Company, or cash collected by the Company, for which services have not yet been provided or earned in accordance with the Company's revenue recognition policy.

  EARNINGS (LOSS) PER SHARE

     Basic earnings per common share is net income (loss) divided by the weighted average number of common shares outstanding during the year. Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options, warrants and Convertible Preferred Stock. Diluted earnings per share is computed using the weighted average number of Common and Common Stock equivalent shares outstanding during the period. Common Stock equivalent shares of 663,784 for the period ended June 30, 2004 include the Company's Convertible Preferred Stock, stock options and warrants that are dilutive. Common Stock equivalent shares of 298,255 have not been included in the computation because their inclusion would be anti-dilutive. Common Stock equivalent shares of 1,009,917 for the period ended June 30, 2003, including the Company's Convertible Preferred Stock, stock options and warrants, are excluded from the computation because the effect of their inclusion would be antidilutive.

  DEFERRED STOCK ISSUANCE COSTS

     Deferred stock issuance cost represent costs incurred in connection with the Company's proposed initial public offering (Note 5). Proceeds from the offering will be reduced by these costs. In the event the offering is not

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

consummated, these costs will be reflected as expenses. Included in prepaid expenses and other current assets at June 30, 2004 are deferred stock issuance costs of $373,165.

  STOCK-BASED COMPENSATION

     Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying Common Stock at date of grant.

     The following table illustrates the effect on net loss and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123 "Accounting for Stock-Based Compensation":

                                                                JUNE 30,
                                                       -------------------------
                                                         2004           2003
                                                       ---------    ------------
Net income (loss) as reported                          $ 174,216    $  (168,421)
Deduct: Stock-based compensation expense
  determined under fair value-based method                78,076         80,916
                                                       ---------    -----------
Pro forma net income (loss)                               96,140    $  (249,337)
                                                       =========    ===========
Basic earnings (loss) per share, as reported           $     .06    $      (.06)
                                                       =========    ===========
Diluted earnings (loss) per share, as reported         $     .05    $      (.06)
                                                       =========    ===========
Basic earnings (loss) per share, pro forma             $     .04    $      (.10)
                                                       =========    ===========
Diluted earnings (loss) per share, pro forma           $     .03    $      (.10)
                                                       =========    ===========

     The fair value of options granted in 2003 were estimated on the date of grant using the Black-Scholes Option Pricing model with an average assumed risk-free interest rate of 4.0%, an average expected life of 10 years, an expected volatility of close to zero and the assumption that no dividends will be paid. The weighted average fair value per option of options granted during 2003 was $1.74.

NOTE 2.  ACQUISITIONS

     Unaudited pro forma consolidated results of operations for the six months ended June 30, 2003 as if Working Values had commenced operations as of January 1, 2003 is as follows:

Revenue                                                     $ 4,578,944
                                                           ============
Net loss                                                       (273,777)
                                                           ============
Pro forma basic and diluted earnings per share                   $ (.10)
                                                           ============

NOTE 3. STOCK OPTION PLAN

     The 1999 Stock Option Plan (the "Plan"), as amended, provides for the grant of incentive or non-qualified stock options and restricted stock awards for the purchase of Common Stock for up to 882,319 shares to employees, directors and consultants. The Plan is administered by the Board of Directors or a committee established by the Board, which determines the terms of options including the exercise price, expiration date, number of shares and vesting provisions.

     A summary of all stock option activity for the six months ended June 30, 2004 is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                          NUMBER         EXERCISE       EXERCISE
                                        OF OPTIONS        PRICE          PRICE
                                        ----------    ---------------   --------
Outstanding at December 31, 2003          377,441     $ 2.15 - $32.13    $4.75
   Options cancelled                       (9,305)             $ 5.32    $5.32
                                         --------     ---------------    -----
Outstanding at June 30, 2004              368,136     $ 2.15 - $32.13    $4.75
                                         ========     ===============    =====
Exercisable at June 30, 2004              327,229     $ 2.15 - $32.13    $4.37
                                         ========     ===============    =====

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 4.  CAPITAL STOCK

     On September 10, 2004, the Company filed an amendment to its Certificate of Incorporation, effecting a reverse stock split in which each issued share of Common Stock was converted into 0.5169925 new shares. The financial statements have been retroactively restated to reflect this reverse split.

NOTE 5.  RESTRUCTURING CHARGE

     The Company closed its California technology center in August 2001. At the time, the Company evaluated the costs to be incurred with respect to the closure of the facility to be $245,883. In May 2004, the Company elected to terminate this lease effective July 31, 2004. In connection therewith, it paid a lease cancellation fee of $93,000, which had been previously accrued.

NOTE 6.  SUBSEQUENT EVENTS

     On May 13, 2004, the Company filed an SB-2 registration statement with the Securities and Exchange Commission for an initial public offering. The registration statement, as amended, covers the sale of 600,000 units, each unit consisting of three shares of Common Stock and one and a half warrants to purchase Common Stock. Each whole warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $7.125. In addition, the underwriter has an option to purchase an additional 90,000 units to cover over-allotments. The underwriter intends to purchase the units at a 8% discount from the public offering price and receive a non-accountable expense allowance equal to 3% of the gross proceeds of the offering (excluding the proceeds from the sale of the over-allotment units). The underwriter will also be granted a warrant to purchase 60,000 units at a price equal to 120% of the unit public offering price. All Convertible Preferred Stock will automatically convert into Common Stock immediately before the initial public offering.

     In April 2004, the Company's authorization for Common Stock was increased to 30,000,000 shares and the number of shares reserved under the 1999 Stock Option Plan was increased to 882,319.

     On September 10, 2004, the Company filed an amendment to its Certificate of Incorporation effecting a reverse stock split in which each outstanding share of Common Stock was converted into .5169925 new shares.

     On August 3, 2004 the Board of Directors authorized the issuance of 40,000 shares of common stock to the Chief Executive Officer. Of the 40,000 shares to be issued, 10,000 shares will vest immediately on the date of the public offering and 10,000 shares will vest on each of the first, second and third anniversary dates of the offering. The Chief Executive Officer will be entitled to vote the shares and will be entitled to dividends, if any. If the Chief Executive Officer terminates his employment voluntarily or the Company terminates for cause, any unvested shares will be forfeited. In the case of termination without cause, death or disability or change in control, any unvested shares will immediately vest.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
SmartPros Ltd. and Subsidiary

We have audited the accompanying consolidated balance sheet of SmartPros Ltd. and Subsidiary as of December 31, 2003, and the related consolidated statements of operations, stockholders' deficit and cash flows for the two years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SmartPros Ltd. and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for each of the two years then ended, in conformity with U.S. generally accepted accounting principles.


/s/ McGladrey & Pullen, LLP



New York, New York
March 12, 2004 except for the first
paragraph of note 9 as to which the
date is September 10, 2004




McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

SMARTPROS LTD. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2003

                                                                                                                        PRO FORMA
                                                                                                                        (NOTE 1)
                                                                                                  ACTUAL               (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------------
ASSETS (NOTE 6)
Current assets:
  Cash and cash equivalents                                                                    $    546,993
  Accounts receivable, net of allowance for doubtful accounts
    of $78,357                                                                                      662,368
  Prepaid expenses and other current assets                                                         128,580
                                                                                               ------------
    TOTAL CURRENT ASSETS                                                                          1,337,941
                                                                                               ------------

Property and equipment, net (Note 3)                                                                753,435
                                                                                               ------------

Goodwill (Notes 2 and 4)                                                                             53,434
Intangible assets, net (Notes 2 and 4)                                                            2,679,503
Other assets, including restricted cash of $150,000 (Note 11)                                       357,881
                                                                                               ------------
                                                                                                  3,090,818
                                                                                               ------------

                                                                                               $  5,182,194
                                                                                               ============

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
  Note payable for treasury stock (Note 9)                                                     $     60,000
  Current maturities of long-term debt (Note 6)                                                     282,004
  Current maturities of capital lease obligations (Note 5)                                           75,340
  Accounts payable                                                                                  581,950
  Accrued expenses                                                                                  500,988
  Deferred revenue                                                                                3,415,224
                                                                                               ------------
    TOTAL CURRENT LIABILITIES                                                                     4,915,506
                                                                                               ------------

Long-Term Liabilities:
  Long-term debt, less current maturities (Note 6)                                                  400,999
  Obligations under capital leases, less current maturities (Note 5)                                 91,873
  Other-long-term liabilities (Note 11)                                                             146,349
                                                                                               ------------
    TOTAL LONG-TERM LIABILITIES                                                                     639,221
                                                                                               ------------

Commitments and contingencies (Note 11)

Stockholders' (deficit) (Notes 8 and 9):
  Convertible preferred stock, $.001 par value, authorized 1,000,000
    shares, 14,979 issued and outstanding actual; none pro forma                                         15            $         --
  Common stock, $.0001 par value, authorized 20,000,000 shares,
    2,638,484 issued and 2,580,478 outstanding restated; 3,258,006
    shares issued and 3,200,000 shares outstanding pro forma                                            510                     326
  Common stock in treasury, at cost - 58,006 shares restated                                       (220,000)               (220,000)
  Additional paid-in capital                                                                     10,213,213              10,213,412
  Accumulated (deficit)                                                                         (10,166,271)            (10,166,271)
                                                                                               ------------            ------------
                                                                                                   (172,533)               (172,533)
Note receivable from stockholder                                                                   (200,000)               (200,000)
                                                                                               ------------            ------------
    TOTAL STOCKHOLDERS' (DEFICIT)                                                                  (372,533)               (372,533)
                                                                                               ------------            ------------
                                                                                               $  5,182,194
                                                                                               ============



See Notes to Consolidated Financial Statements.

SMARTPROS LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                    2003             2002
---------------------------------------------------------------------------------------------
Net revenues                                                     $ 8,579,989      $ 7,849,183
Cost of revenues                                                   3,483,868        3,644,274
                                                                 -----------      -----------
    GROSS PROFIT                                                   5,096,121        4,204,909
                                                                 -----------      -----------

Operating expenses:
  Selling, general and administrative                              4,662,432        4,190,409
  Depreciation and amortization                                      676,382          716,542
                                                                 -----------      -----------
                                                                   5,338,814        4,906,951
                                                                 -----------      -----------
    OPERATING (LOSS)                                                (242,693)        (702,042)
                                                                 -----------      -----------

Other income (expense):
  Interest income                                                     16,841           21,319
  Interest expense                                                   (88,890)        (116,269)
                                                                 -----------      -----------

                                                                     (72,049)         (94,950)
                                                                 -----------      -----------

    NET (LOSS)                                                   $  (314,742)     $  (796,992)
                                                                 ===========      ===========

Basic and diluted (loss) per common share                        $     (0.12)     $     (0.31)
                                                                 ===========      ===========

Basic and diluted weighted average common shares outstanding       2,604,178        2,589,384
                                                                 ===========      ===========






See Notes to Consolidated Financial Statements.

SMARTPROS LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                    COMMON STOCK    PREFERRED STOCK   ADDITIONAL                 RECEIVABLE    COMMON
                                 -----------------  ---------------    PAID-IN      ACCUMULATED     FROM      STOCK IN
                                  SHARES    AMOUNT  SHARES  AMOUNT     CAPITAL       (DEFICIT)   STOCKHOLDER  TREASURY      TOTAL
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001       2,616,384   $506    8,863   $  9   $  9,548,189   $ (9,054,537)  $      --   $(148,000)  $ 346,167

  Issuance of common stock          22,100      4       --     --         53,430             --          --          --      53,434

  Issuance of preferred stock           --     --    6,116      6        611,594             --          --          --     611,600

 Net loss                               --     --       --     --             --       (796,992)         --          --    (796,992)

  Note receivable from
    stockholder                         --     --       --     --             --             --    (200,000)         --    (200,000)
                                 ---------   ----   ------   ----   ------------   ------------   ---------   ---------   ---------

BALANCE, DECEMBER 31, 2002       2,638,484    510   14,979     15     10,213,213     (9,851,529)   (148,000)     14,209

  Net loss                              --     --       --     --             --       (314,742)         --          --    (314,742)

  Purchase of 30,037 shares of
    treasury shares                     --     --       --     --             --             --          --     (72,000)    (72,000)
                                 ---------   ----   ------   ----   ------------   ------------   ---------   ---------   ---------

BALANCE, DECEMBER 31, 2003       2,638,484   $510   14,979   $ 15   $ 10,213,213   $(10,166,271)  $(200,000)  $(220,000)  $(372,533)
                                 =========   ====   ======   ====   ============   ============   =========   =========   =========






See Notes to Consolidated Financial Statements.

SMARTPROS LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                       2003                  2002
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net (loss)                                                                                         $(314,742)           $(796,992)
  Adjustments to reconcile net (loss) to net cash provided
    by (used in) operating activities:
    Depreciation and amortization                                                                      676,382              716,542
    (Increase) decrease in:
      Accounts receivable                                                                              221,559              (94,474)
      Prepaid expenses and other current assets                                                        (73,094)              70,784
    Increase (decrease) in:
      Accounts payable and accrued expenses                                                             18,272             (621,329)
      Deferred revenue                                                                                 480,938              553,267
      Other long-term liabilities                                                                     (104,895)             (23,176)
                                                                                                     ---------            ---------
        NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                            904,420             (195,378)
                                                                                                     ---------            ---------

Cash flows from investing activities:
  Purchase of equipment                                                                               (186,931)             (40,469)
  Capitalized course costs                                                                            (181,316)                  --
  Cash paid for business acquisition (Note 2)                                                         (104,950)                  --
                                                                                                     ---------            ---------
        NET CASH (USED IN) INVESTING ACTIVITIES                                                       (473,197)             (40,469)
                                                                                                     ---------            ---------

Cash flows from financing activities:
  Payments of note payable - treasury stock                                                            (12,000)                  --
  Proceeds from issuance of long-term debt                                                              97,813                   --
  Proceeds from issuance of preferred stock, net of subscription receivable                                 --              411,600
  Payments of long-term debt                                                                          (276,664)            (185,000)
  Payments under capital lease obligations                                                             (56,322)             (46,095)
                                                                                                     ---------            ---------
        NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                           (247,173)             180,505
                                                                                                     ---------            ---------

        NET INCREASE (DECREASE) IN CASH                                                                184,050              (55,342)

Cash and cash equivalents at beginning of year                                                         362,943              418,285
                                                                                                     ---------            ---------
Cash and cash equivalents at end of year                                                             $ 546,993            $ 362,943
                                                                                                     =========            =========

Supplemental disclosure:
  Interest paid                                                                                      $  88,869            $ 116,269
                                                                                                     =========            =========

Supplemental disclosure of noncash investing and financing activities:
  Common stock repurchased in exchange for debt                                                      $  72,000            $      --
                                                                                                     =========            =========

  Preferred stock issued in exchange for note receivable                                             $      --            $ 200,000
                                                                                                     =========            =========

Equipment purchased under capital leases                                                             $ 120,619            $      --
                                                                                                     =========            =========





See Notes to Consolidated Financial Statements.

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SmartPros, Ltd. ("SmartPros" or the "Company"), a Delaware corporation, was organized in 1981 as Center for Video Education, Inc. for the purpose of producing educational videos primarily directed to the accounting profession. SmartPros' primary products today are periodic video and Internet subscription services directed to corporate accountants and financial managers, accountants in public practice and CPA exam candidates. In addition, the Company also produces a series of continuing education courses directed to the engineering profession as well as a series of courses designed for candidates for the professional engineering exam. SmartPros also produces custom videos and rents out its studios. SmartPros is located in Hawthorne, New York, where it maintains its corporate offices, new media lab, video production studios and tape duplication facilities. While the Company's management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a company wide basis. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable segment.

  BASIS OF PRESENTATION

     The consolidated financial statements of SmartPros include the accounts of SmartPros and its wholly-owned, newly formed, subsidiary Working Values Ltd. All significant intercompany balances and transactions have been eliminated.

  PRO FORMA PRESENTATION (UNAUDITED)

     The unaudited pro forma stockholders' deficit as of December 31, 2003 has been prepared assuming the conversion of the outstanding Series A Convertible Preferred Stock (the "Convertible Preferred Stock") into 619,522 shares of Common Stock. The Convertible Preferred Stock automatically converts into Common Stock immediately before the closing of an initial pubic offering if specified aggregate valuation and minimum proceeds are met.

     The unaudited pro forma net income per common share is shown below, assuming the conversion of the Convertible Preferred Stock. The unaudited pro forma net income per common share is computed based upon the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are included in the calculations where the effect of their inclusion would be dilutive. The Convertible Preferred Stock to be converted into Common Stock immediately before the closing of the initial public offering is treated as having been converted into Common Stock at the dates of original issuance.

                                                         2003           2002
                                                      ------------  ------------

Net (loss)                                            $  (314,742)  $  (796,992)
                                                      ===========   ===========

Pro forma basic and diluted (loss) per common share   $     (0.10)  $     (0.25)
                                                      ===========   ===========

Pro forma basic and diluted weighted average
  common shares outstanding                             3,223,700     3,156,929
                                                      ===========   ===========

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     The Company recognizes revenues from its subscription services as earned. Video subscriptions are generally billed on an annual basis, while on-line subscriptions are paid by credit card at point of sale. Both of these types of sales are deferred at the time of billing or payment and amortized into revenue on a monthly basis over the term of the subscription, which is generally one year. Engineering products are non-subscription based and revenue is recognized upon shipment or, in the case of on-line sales, payment. Revenues from non-subscription services provided to customers, such as web-site design, video production, consulting services and custom projects are generally recognized on a proportional performance basis where sufficient information relating to project

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. The Company obtains either signed agreements or purchase orders from its non-subscription customers outlining the terms and conditions of the sale or service to be provided. Otherwise, such services are recognized as revenues after completion and delivery to the customer. Duplication and related services are generally recognized upon shipment or, if later, when the Company's obligations are complete and realization of receivable amounts is assured.

  CASH AND CASH EQUIVALENTS

     The Company invests excess cash primarily in money market accounts which are stated at cost and approximate market value. All highly liquid instruments with an original maturity of three months or less are considered cash equivalents.

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. No single customer represents a significant concentration of sales or receivables.

  ACCOUNTS RECEIVABLE

     Accounts receivable are recorded at original invoice amount less an allowance that management believes will be adequate to absorb estimated losses on existing accounts receivable. The allowance is established through a provision for bad debts charged to expense. Accounts receivable are charged against the allowance for doubtful accounts when management believes that collectibility is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic conditions that may affect the customer's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

     Accounts receivable are generally considered to be past due if any portion of the receivable balance is outstanding for more than 90 days.

  INVENTORIES

     Inventories are valued at the lower of cost or market on a first-in, first-out basis and consist primarily of videotape stock, unsold video courses and related materials.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 3 to 10 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the life of the lease. Expenditures for maintenance and repairs are charged to operations as incurred and major expenditures for renewals and improvements are capitalized and depreciated over their useful lives.

  LONG-LIVED ASSETS

     The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used and for long-lived assets and certain intangibles to be disposed. SFAS No. 144 requires, among other things, that the Company review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows. The Company believes that none of the Company's long-lived assets were impaired.

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  GOODWILL

     Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identified intangible assets. Upon adopting new accounting guidance in 2002, the Company ceased amortizing all of its goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

  INTANGIBLE ASSETS

     Certain acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which vary between 5 and 19 years.

  CAPITALIZED COURSE COSTS

     Capitalized course costs include the direct cost of internally developing proprietary educational products and materials that have extended useful lives. Amortization of these capitalized course costs commences with the realization of course revenues. The amortization period is three years. Other course costs incurred in connection with any of the Company's monthly subscription products or custom work are charged to expense as incurred. Other assets include capitalized course costs of $181,000.

  DEFERRED REVENUE

     Deferred revenue related to subscription services represents the portion of unearned subscription revenue, which is amortized on a monthly, straight-line basis, as earned. Deferred revenue related to website design and video production services represents that portion of amounts billed by the Company, or cash collected by the Company, for which services have not yet been provided or earned in accordance with the Company's revenue recognition policy.

  INCOME TAXES

     Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. Changes in enacted tax rates and laws are reflected in the financial statements in the periods they occur.

  EARNINGS (LOSS) PER SHARE

     Basic earnings per common share is net loss divided by the weighted average number of common shares outstanding during the year. Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options, warrants and convertible preferred stock. Diluted earnings per share is computed using the weighted average number of Common and Common Stock equivalent shares outstanding during the period. Common Stock equivalent shares of 1,007,254 for 2003 and 1,011,631 for 2002, including the Convertible Preferred Stock, stock options and warrants, are excluded from the computation because the effect of their inclusion would be anti-dilutive.

  DEFERRED STOCK ISSUANCE COSTS

     Deferred stock issuance cost represent costs incurred in connection with the Company's proposed initial public offering (Note 13). Proceeds from the offering will be reduced by these costs. In the event the offering is not consummated, these costs will be reflected as expenses. Included in other assets at December 31, 2003 are deferred stock issuance costs of $10,000.

  STOCK-BASED COMPENSATION

     Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

SMARTPROS LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The following table illustrates the effect on net loss and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123 "Accounting for Stock-Based Compensation":

                                                           2003         2002
                                                         ---------    ---------
Net (loss) as reported                                   $(314,742)   $(796,992)
Deduct: Stock-based compensation expense
       determined under fair value-based method           (184,524)    (185,192)
                                                         ---------    ---------
Pro forma net (loss)                                     $(499,266)   $(982,184)
                                                         =========    =========
Basic and diluted earnings per share, as reported        $   (0.12)   $   (0.31)
                                                         =========    =========
Pro forma basic and diluted earnings per share               (0.19)       (0.38)
                                                         =========    =========

     The fair value of options granted in 2003 and 2002 was estimated on the date of grant using the Black-Scholes Option Pricing model with an average assumed risk-free interest rate of 4.0% and 4.03%, respectively, an average expected life of 10 years, an expected volatility of close to zero and the assumption that no dividends will be paid. The weighted average fair value per option of options granted during 2003 and 2002 was $1,74 and $.72, respectively.

  ADVERTISING

     Advertising is expensed as incurred and was approximately $39,000 and $31,000 for the years ended December 31, 2003 and 2002, respectively.

  RECLASSIFICATIONS

     Certain items in the 2002 financial statements have been reclassified to conform with 2003 presentation.

  NEW ACCOUNTING STANDARD

     The FASB has issued Statement No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY." Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the income statement. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. The Company is currently evaluating the effect of SFAS No. 150; however, the Company has not assessed the impact, if any, this standard may have on its convertible preferred stock, its financial position and results of operations.

NOTE 2. ACQUISITIONS

     In April 2003, the Company, through a newly-formed, wholly-owned subsidiary, Working Values, Ltd., acquired course content and intangible assets from The Working Values Group Ltd. (a Massachusetts corporation). The results of operations are included herein beginning from the acquisition date of April 1, 2003. The purchase price for the aquired assets was $104,950. As part of the purchase price, the seller is entitled to receive up to $200,000 as additional consideration based on achieving certain net profits through April 2005. At December 31, 2003, no contingent consideration had been earned.

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The following table summarizes the fair values of the assets acquired from The Working Values Group at the date of acquisition:

Course content                                          $  50,000
Trademarks                                                 10,000
Client lists, domain names and other                       44,950
                                                       ----------
                                                        $ 104,950
                                                       ==========

     Unaudited pro forma consolidated results of operations for the years ended December 31, 2003 and 2002 as if Working Values had commenced operations as of January 1, 2002 are as follows:

                                                         2003           2002
                                                     ------------   ------------
Revenue                                               $ 8,835,989   $ 9,423,281
Net loss                                                 (342,742)     (861,962)
Pro forma basic and diluted loss per share                  (0.13)        (0.33)

NOTE 3. PROPERTY AND EQUIPMENT

     The components of property and equipment are as follows:

Furniture, fixtures and equipment                     $ 2,969,154
Leasehold improvements                                    177,419
                                                      -----------
                                                        3,146,573
Less: Accumulated depreciation                          2,393,138
                                                      -----------
                                                      $   753,435
                                                      ===========

     Depreciation expense for the years ended December 31, 2003 and 2002 was approximately $361,000 and $372,000, respectively. At December 31, 2003, property and equipment includes assets that were acquired under capitalized leases of approximately $356,000 and accumulated depreciation of approximately $182,000.

NOTE 4. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

     On January 1, 2002, the Company implemented Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but instead is subject to at least annual assessments for impairment by applying a fair-value based test. SFAS No. 142 also requires that an acquired intangible asset be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company determined that no transitional impairment loss was required at January 1, 2002.

     In November 2002, the Company issued 22,100 shares of common stock valued at $53,434 to two former owners of Deerfield Video Productions, Inc. as additional consideration pursuant to the merger agreement signed in 1999. The shares were valued based upon recent financings by the Company. This contingent consideration was charged to goodwill.

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The components of intangible assets are as follows:

                                                        ACCUMULATED    CARRYING
                                             COST       AMORTIZATION     VALUE
                                            ----------  ------------  ----------
Wiley CPA exam review course                $  102,516   $  102,516   $       --
                                            ----------   ----------   ----------
Engineering courses                          2,766,837    1,750,278    1,016,559
                                            ----------   ----------   ----------
Rights to CPA Report ("CPAR")                1,700,000      765,010      934,990
                                            ----------   ----------   ----------
P2N:
  Trade names                                  200,000           --      200,000
  Courses                                      200,000       50,000      150,000
  Technology documentation                     150,000       75,000       75,000
  Customer database                            100,000       25,000       75,000
  Other                                        187,504       59,000      128,504
                                            ----------   ----------   ----------
    Total P2N                                  837,504      209,000      628,504
                                            ----------   ----------   ----------
Working Values:
  Course content                                50,000        2,900       47,100
  Trademarks                                    10,000           --       10,000
  Client list, domain names and other           44,950        2,600       42,350
                                            ----------   ----------   ----------
                                               104,950        5,500       99,450
                                            ----------   ----------   ----------
                                            $5,511,807   $2,832,304   $2,679,503
                                            ==========   ==========   ==========

     Amortization expense for the years ended December 31, 2003 and 2002 was approximately $316,000 and $344,000, respectively.

     Amortization expense (including capitalized course costs) is expected to be as follows for the next five years: 2004 - $381,000; 2005 - $381,000; 2006 -
$381,000; 2007 - $304,000 and 2008 - $304,000.

     The following table presents the changes in the carrying amount of goodwill and other intangibles during the year ended December 31, 2003:

                                             GOODWILL    INTANGIBLES
                                            ----------   -----------
Balance at beginning of period              $   53,434   $2,890,153
Amortization expense                                --     (315,600)
Goodwill and intangibles acquired                   --      104,950
                                            ----------   ----------
Balance at end of period                    $   53,434   $2,679,503
                                            ==========   ==========

NOTE 5. OBLIGATIONS UNDER CAPITAL LEASES

     The Company is obligated under capital leases for the acquisition of office and video production equipment. The interest rates on these leases vary between 6.8% and 16.3% per annum. The minimum annual payments and present values of these payments as of December 31, 2003 are as follows:

Due in:
2004                                        $   85,900
2005                                            55,974
2006                                            32,836
2007                                            10,289
                                            ----------
                                               184,999
Less: Amount representing interest              17,786
                                            ----------
                                               167,213
Less: Current maturities                        75,340
                                            ----------
Noncurrent                                  $   91,873
                                            ==========

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6. LONG-TERM DEBT

Long-term debt consist of the following:
Line of credit -- JPMorgan Chase (a)                       $   260,000
Notes payable -- Freshstart Venture Capital Corp. (b)          355,003
Notes payable (c)                                               68,000
                                                           -----------
                                                               683,003
Less: Current maturities                                       282,004
                                                           -----------
                                                           $   400,999
                                                           ===========

(a) In February 2003, the Company refinanced its $410,000 line of credit with JP Morgan Chase. The Company repaid $50,000 plus unpaid interest on the existing loan and renewed the remaining balance of $360,000, which matures in February 2006. Commencing on March 31, 2003, the note is payable in 36 monthly installments of $10,000 plus interest at 1.5% over the prime rate (5.5% as of December 31, 2003).

(b) In August 2001, the Company issued a $500,000 five-year secured promissory note to Freshstart Venture Capital Corp. (Freshstart) payable in 60 monthly installments $8,333, with interest currently at 11.75%. A portion of the payments to Freshstart are received by the Company's Chief Executive Officer, who was formerly affiliated with Freshstart. In May 2003, the Company borrowed an additional $100,000 from Freshstart, secured by certain assets. The note is payable in sixty (60) equal monthly installments of $1,667, with interest currently at 9.25%. Both loans are secured by certain assets of the Company. At December 31, 2003 the balances on these loans were $266,667 and $88,336, or $355,003 in the aggregate.

(c) In connection with one of its acquisitions, the Company issued a note for a portion of the finder's fee due. The note is payable in variable installments through November 30, 2005 with interest at 9% payable semi-annually.

     The secured note to Freshstart is subject to an inter-creditor agreement. The notes to Chase and Freshstart are secured by substantially all the assets of the Company.

As of December 31, 2003, the future principal payments of long-term debt are as follows:

2004                                                         $ 282,004
2005                                                           266,004
2006                                                           106,671
2007                                                            20,004
2008                                                             8,320
                                                             ---------
                                                             $ 683,003
                                                             =========

NOTE 7. INCOME TAXES

     At December 31, 2003, the Company has net deferred tax assets of approximately $4.1 million, primarily resulting from the future tax benefit of net operating loss carryforwards. Such net deferred tax assets are fully offset by valuation allowances because of the uncertainty as to their future realizability. The net valuation allowance increased by approximately $270,000 for the year ended December 31, 2003. Realization of deferred tax assets depends on sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. At December 31, 2003, the Company has net operating loss carryforwards available to offset future taxable income of approximately $9.7 million which expire as follows: $4,100,000 in 2020, $4,800,000 in 2021, $500,000 in 2022 and
$300,000 in 2023.

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The components of income tax expense for the years ended December 31, 2003 and 2002 consist of the following:

                                                            2003         2002
                                                          --------    ---------
Current income tax expense:
  Federal                                                 $     --    $      --
  State                                                         --           --
                                                          --------    ---------
  Current tax expense                                     $     --    $      --
                                                          ========    =========
Deferred tax expense (benefit) arising from:
  Excess of financial over tax accounting depreciation   $(150,000)   $(150,000)
  Net operating loss carryforwards                        (120,000)    (200,000)
  Valuation allowance                                      270,000      350,000
                                                         ---------    ---------
  Net deferred tax expense                               $      --    $      --
                                                         =========    =========
     Deferred income tax expense results primarily from the reversal of temporary timing differences between tax and financial statement income
     A reconciliation of income tax expense at the federal statutory rate to income tax expense at the Company's effective rate is as follows:

                                                           2003         2002
                                                         ---------    ---------
Computed at the expected statutory rate                       34.0%        34.0%
Valuation allowance                                          (34.0)       (34.0)
                                                             -----        -----
Income tax expense                                              --%          --%
                                                             =====        =====

     The temporary differences, tax credits and carryforwards gave rise to the following deferred tax asset at December 31, 2003:

Depreciation and amortization                          $   240,000

NOL carryfoward                                          3,876,000
Valuation allowance                                     (4,116,000)
                                                       -----------
                                                       $        --
                                                       ===========

NOTE 8. CONVERTIBLE PREFERRED STOCK

     At their option, the holders of the Convertible Preferred Stock may convert each share of Convertible Preferred Stock into 80 shares of Common Stock. The Convertible Preferred Stock does not have a dividend payment requirement. Upon liquidation of the Company, the holders of the Convertible Preferred Stock are entitled to receive $100 per share from the assets of the Company. The holders of the Convertible Preferred Stock are entitled to vote in proportion to their conversion number of shares. The Company does not have the ability to alter the rights of, make any other securities senior to or increase the authorized number of shares of Convertible Preferred Stock without the affirmative vote of 60% of the preferred stockholders. The Convertible Preferred Stock automatically converts into Common Stock immediately before the closing of an initial public offering if specified aggregate valuation and minimum proceeds are met.

NOTE 9. STOCKHOLDERS' EQUITY

     On September 10, 2004, the Company filed an amendment to its Certificate of Incorporation, effecting a reverse stock split in which each issued share of Common Stock was converted into 0.5169925 new shares. The financial statements have been retroactively restated to reflect this reverse split.

     In March 2002, the Company completed the second phase of its Convertible Preferred Stock offering whereby the Company received an additional $411,600 in cash and a secured promissory note for $200,000 in exchange for the issuance of 6,116 shares of Convertible Preferred Stock. As part of the above transaction, the Company received the promissory note from its president in exchange for the issuance of 2,000 shares of its Convertible Preferred Stock the note accrues interest at an annual rate of 5.5%. The entire principal amount of the note and all accrued interest is due and payable on February 14, 2007. The note is collateralized by those preferred shares and 41,359 shares of Common Stock owned by the stockholder.

     In October 2003, the Company entered into an agreement to repurchase 30,037 shares of its Common Stock from a former employee for $72,000 to be paid in twelve (12) equal monthly installments of $6,000.

     In 2001, the Company issued warrants to purchase up to 10,084 shares of Common Stock at $46.42 per share. The warrants may be exercised at any time through March 2005. The warrants' fair value at the time of issuance was DE MINIMUS.

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10. STOCK OPTION PLAN

     The 1999 Stock Option Plan (the "Plan"), as amended, provides for the grant of incentive or non-qualified stock options and restricted stock awards for the purchase of Common Stock for up to 882,319 shares to employees, directors and consultants. The Plan is administered by the Board at Directors or a committee established by the Board, which determines the terms of options including the exercise price, expiration date, number of shares and vesting provisions. In 2002, the Company granted 28,951 options at exercise prices ranging from $2.42 to $5.32 and in 2003 granted 31,019 options at an exercise price of $5.32. During 2003, 35,396 options were surrendered by former employees. At December 31, 2003, 504,877 shares remain available for future grants under the Plan.

     A summary of all stock option activity for the years ended December 31, 2003 and 2002 is as follows:

                                                                     WEIGHTED
                                        NUMBER       EXERCISE        AVERAGE
                                      OF OPTIONS      PRICE       EXERCISE PRICE
                                      ----------  --------------  --------------
Outstanding at December 31, 2001       418,572    $ 2.15 - 32.13       $4.99
  Options granted                       28,951    $ 2.41 -  5.32       $2.73
  Options cancelled                    (65,705)   $ 2.15 - 21.41       $5.62
                                       -------
Outstanding at December 31, 2002       381,818    $ 2.15 - 32.13       $4.75
                                       =======    --------------       -----
  Options granted                       31,019          $   5.32       $5.32
  Options cancelled                    (35,396)   $ 2.15 -  5.32       $5.13
                                       -------    --------------       -----
Outstanding at December 31, 2003       377,441    $ 2.15 - 32.13       $4.75
                                       =======    --------------       -----
Exercisable at December 31, 2003       271,953    $ 2.15 - 32.13       $4.64
                                       =======    --------------       -----


                       OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
            ----------------------------------------   -------------------------
                            WEIGHTED                                  WEIGHTED
                            AVERAGE       WEIGHTED                    AVERAGE
                            REMAINING     AVERAGE                    REMAINING
EXERCISE      NUMBER       CONTRACTUAL    EXERCISE       NUMBER     CONTRACTUAL
  PRICE     OUTSTANDING   LIFE (YEARS)     PRICE       EXERCISABLE  LIFE (YEARS)
-------     -----------   ------------   -----------   -----------  ------------
$ 2.15        54,295            5.7        $ 2.15         54,295         5.7
$ 2.41        25,850            6.7        $ 2.41         17,233         6.7
$ 5.32       294,985            7.2        $ 5.32        198,114         7.2
$16.44           692            6.3        $16.44            692         6.3
$21.41         1,245            5.7        $21.41          1,245         5.7
$32.13           374            5.7        $32.13            374         5.7
------       -------            ---        ------        -------         ---
             377,441            6.9        $ 4.75        271,953         6.8

NOTE 11. COMMITMENTS AND CONTINGENCIES

  OPERATING LEASES

     The Company leases office space and production and warehouse facilities in Hawthorne, New York, Irvine, California and Sharon, Massachusetts. Future minimum lease payments are as follows:

                                                 SUB-LEASE
                              GROSS                INCOME                NET
                           -----------          -----------          -----------
2004                       $   528,000          $  (103,000)         $   425,000
2005                           540,000                   --              540,000
2006                           561,000                   --              561,000
2007                           558,000                   --              558,000
2008                           491,000                   --              491,000
Thereafter                     297,000                   --              297,000
                           -----------          -----------          -----------
                           $ 2,975,000          $  (103,000)         $ 2,872,000
                           ===========          ===========          ===========

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The Company entered into a sub-lease agreement for the Irvine, California space. The agreement calls for the sub-tenant to rent the space until July 2004 with an option to renew for the balance of the lease term. The Company intends to exercise its right to terminate the Irvine lease in 2004. The Company is obligated to pay the landlord $90,000 upon termination which is reflected in the payments above and which had been previously accrued in 2001 (Note 12).

     Deferred rent credit of approximately $146,000 included in other long-tem liabilities in the accompanying balance sheet results from rent reductions provided for at the inception of the Hawthorne, New York lease. Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2003 and 2002 was approximately $331,000 and $345,000, respectively.

     The Company arranged for a $150,000 letter of credit representing a security deposit for the Hawthorne, New York lease. The Company has pledged a $150,000 certificate of deposit to the bank issuing the letter of credit as collateral for the letter of credit and the restricted cash account is included in other assets.

  EMPLOYMENT AGREEMENTS

     In April 2003, the Company renewed its three-year employment agreements (extended to 2006) with three senior executives providing for specified annual base salaries, subject to increases at the discretion of the Company's Board of Directors. Pursuant to the agreements, if the Company terminates any executive's employment without cause, or if an executive terminates his employment for good reason, the executive is entitled to receive certain severance benefits. In April 2003, the Company also entered into a three-year employment agreement with the president of its Working Values subsidiary. The contract provides for a base salary, plus performance and other bonuses if the Company reaches certain income levels. At December 31, 2003, the aggregate annual commitment was approximately $810,000.

  LITIGATION

     The Company is a party to litigation arising in the normal course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on the Company's financial condition, liquidity or results of operations.

NOTE 12. RESTRUCTURING CHARGE

     The Company closed its California technology center in August 2001. At the time, the Company evaluated the costs to be incurred with respect to the closure of the facility to be $245,883. An analysis of the restructuring liability is as follows:
Balance, December 31, 2001                                  $   135,728
Payments, net of sublease income                                (29,231)
                                                           ------------
Balance, December 31, 2002                                      106,497
Payments, net of sublease Income                                  5,817
                                                           ------------
Balance, December 31, 2003                                  $   112,314
                                                           ============

The remaining balance will be paid in 2004.

NOTE 13. SUBSEQUENT EVENTS

     The Company has entered into a letter of intent with an underwriter for the initial public offering on a firm commitment basis. The letter of intent contemplates an offering by the Company for the sale of 900,000 units, each unit consisting of two shares of Common Stock and a warrant to purchase one share of Common Stock at an exercise price of 75% of the unit-offering price. In addition, the underwriter has an option to purchase an additional 135,000 units to cover over-allotments. The letter of intent further provides that the underwriter will purchase the units at a 9% discount from the public offering price and receive a non-accountable expense allowance equal to 3% of the total offering. The underwriter will also be granted a warrant to purchase 90,000 units at a price equal to 120% of the unit public offering price. All Convertible Preferred Stock (Note 8) would automatically convert into Common Stock immediately before the initial public offering.

SMARTPROS LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     In April 2004, the Company's authorization for Common Stock was increased to 30,000,000 shares and the number of shares reserved under the 1999 Stock Option Plan was increased to 882,319.

     On September 10, 2004, the Company filed an amendment to its Certificate of Incorporation effecting a reverse split in which each share of Common Stock was converted into .5169925 new shares.

================================================================================

     YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON SHARES MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY OUR COMMON SHARES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                           ---------------------------

                                TABLE OF CONTENTS
                                                                           PAGE
                                                                          ------

Prospectus Summary ......................................................      3
Risk Factors ............................................................      6
Forward Looking Statements ..............................................     10
Use of Proceeds .........................................................     11
Dividend Policy .........................................................     12
Capitalization ..........................................................     13
Dilution ................................................................     14
Selected Consolidated Financial Data ....................................     15
Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations .................................................     16
Business ................................................................     25
Management ..............................................................     38
Certain Relationships and Related
  Party Transactions ....................................................     44
Security Ownership of Certain
  Beneficial Owners and Management ......................................     45
Description of Securities ...............................................     46
Underwriting ............................................................     48
Legal Matters ...........................................................     50
Experts .................................................................     50
Where You Can Find More Information .....................................     50
Index to Financial Statements ...........................................    F-1

                           ---------------------------


     Until November 13, 2004 (the 25th day after the date of this prospectus) all dealers effecting transactions in our units, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



================================================================================



================================================================================





                                  600,000 UNITS








                            [SMARTPROS LOGO OMITTED]



                                  ------------

                                   PROSPECTUS

                                  ------------







                               PAULSON INVESTMENT
                                  COMPANY, INC.
                        NEWBRIDGE SECURITIES CORPORATION
                                  JOSEPH GUNNAR
                                   & CO., LLC
















                                OCTOBER 19, 2004



================================================================================